     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 29, 1999


                                                 REGISTRATION NO. 333-70291
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------


                                AMENDMENT NO. 4
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


                         THE PEPSI BOTTLING GROUP, INC.

             (Exact Name of Registrant as Specified in Its Charter)

               DELAWARE                                  2086                                 13-4038356
   (State or other jurisdiction of           (Primary Standard Industrial                  (I.R.S. Employer
    incorporation or organization)           Classification Code Number)                Identification Number)

                                 ONE PEPSI WAY
                                SOMERS, NY 10589
                                 (914) 767-6000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                           --------------------------

                               PAMELA C. MCGUIRE

              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                         THE PEPSI BOTTLING GROUP, INC.
                                 ONE PEPSI WAY
                                SOMERS, NY 10589
                                 (914) 767-7982
                           --------------------------

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

     WINTHROP B. CONRAD, JR.                LAWRENCE F. DICKIE                  MATTHEW J. MALLOW
      DAVIS POLK & WARDWELL                   PEPSICO, INC.               SKADDEN, ARPS, SLATE, MEAGHER
       450 LEXINGTON AVENUE               700 ANDERSON HILL ROAD                    & FLOM LLP
     NEW YORK, NEW YORK 10017            PURCHASE, NEW YORK 10577                919 THIRD AVENUE
          (212) 450-4890                      (914) 253-2950              NEW YORK, NEW YORK 10022-3897
                                                                                  (212) 735-3000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED MARCH 29, 1999

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS                                                                            [LOGO]

                               100,000,000 SHARES

                                   [LOGO]

                                  COMMON STOCK
                                 --------------

    This is The Pepsi Bottling Group, Inc.'s initial public offering of common stock.

    We expect the public offering price to be between $23 and $26 per share. Currently, no public market exists for the common stock. After pricing of the offering, we expect that the common stock will trade on The New York Stock Exchange under the symbol "PBG."

    INVESTING IN THE COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 11 OF THIS PROSPECTUS.

                               -----------------

                                                               PER SHARE    TOTAL
                                                               ---------  ---------
Public Offering Price........................................  $          $
Underwriting Discount........................................  $          $
Proceeds, before expenses, to The Pepsi Bottling Group,
  Inc........................................................  $          $

    The underwriters may also purchase up to an additional 15,000,000 shares of common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    Merrill Lynch & Co. is acting as book-running lead manager for the offering. Merrill Lynch & Co. and Morgan Stanley & Co. Incorporated are acting as joint lead managers. The shares of common stock will be ready for delivery in New
York, New York on or about             , 1999.

                               ------------------

                              JOINT LEAD MANAGERS

MERRILL LYNCH & CO.                                   MORGAN STANLEY DEAN WITTER
                                  -----------

 BEAR, STEARNS & CO. INC.

    CREDIT SUISSE FIRST BOSTON

        GOLDMAN, SACHS & CO.

              LEHMAN BROTHERS

                   NATIONSBANC MONTGOMERY SECURITIES LLC

                      SALOMON SMITH BARNEY

                         SANFORD C. BERNSTEIN & CO., INC.

                             SCHRODER & CO. INC.
                                  ------------

               The date of this prospectus is             , 1999.

       [PHOTOGRAPHS OF PBG'S OPERATIONS AND PRODUCTS TO BE INCLUDED HERE]

                  [MAP OF PBG TERRITORIES TO BE INCLUDED HERE]

                               TABLE OF CONTENTS

                                                                                                   PAGE
Summary.......................................................................................           5
Risk Factors..................................................................................          11
Forward-Looking Statements....................................................................          18
Rationale for the Separation of PBG from PepsiCo..............................................          19
Use of Proceeds...............................................................................          20
Dividend Policy...............................................................................          20
Capitalization................................................................................          21
Selected Combined Financial and Operating Data................................................          22
Management's Discussion and Analysis of Results of Operations and Financial Condition.........          24
Business of PBG...............................................................................          37
Management....................................................................................          51
Relationship with PepsiCo and Certain Transactions............................................          60
Principal Stockholder.........................................................................          66
Description of Capital Stock..................................................................          67
Shares Eligible for Future Sale...............................................................          70
Certain United States Federal Tax Considerations for Non-U.S. Holders of Common Stock.........          71
Underwriting..................................................................................          74
Legal Matters.................................................................................          78
Experts.......................................................................................          78
Additional Information........................................................................          78
Index to Financial Statements.................................................................         F-1
Pro Forma Condensed Combined Financial Statements.............................................         P-1

                            ------------------------

    In this prospectus, "PBG," "we," "us" and "our" each refers to The Pepsi Bottling Group, Inc. and, where appropriate, to our principal operating subsidiary, Bottling Group, LLC, which we refer to as "Bottling LLC."

                      [This Page Intentionally Left Blank]

                                    SUMMARY

    This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully.

                         THE PEPSI BOTTLING GROUP, INC.

    The Pepsi Bottling Group, Inc. is the world's largest manufacturer, seller and distributor of carbonated and non-carbonated Pepsi-Cola beverages. Our sales of Pepsi-Cola beverages account for 55% of the Pepsi-Cola beverages sold in the United States and Canada and 32% worldwide. We have the exclusive right to manufacture, sell and distribute Pepsi-Cola beverages in all or a portion of 41 states, the District of Columbia, eight Canadian provinces, Spain, Greece and Russia. Approximately 92% of our volume is sold in the United States and Canada.

    The brands we sell are some of the best recognized trademarks in the world and include PEPSI-COLA, DIET PEPSI, MOUNTAIN DEW, LIPTON BRISK, LIPTON'S ICED TEA, 7UP outside the U.S., PEPSI MAX, PEPSI ONE, SLICE, MUG, AQUAFINA, STARBUCKS FRAPPUCCINO and MIRINDA, which we bottle under licenses from PepsiCo or PepsiCo joint ventures. In some of our territories, we also have the right to manufacture, sell and distribute soft drink products of other companies, including DR PEPPER and 7UP in the U.S. During the period from 1993 through 1998, the volume of Pepsi-Cola beverages sold in our U.S. territories grew at a compound annual rate of approximately 5%, using a standard measure of cases containing the equivalent of 24 eight-ounce bottles.

    In the U.S. in 1998, the Pepsi-Cola beverages we sell had a 31% share of the carbonated soft drink market as compared to the brands of The Coca-Cola Company, which had a 45% share. However, excluding fountain sales, where the consumer typically does not have a choice due to exclusive agreements, the market share difference narrowed significantly, with Pepsi-Cola beverages having 26% and Coca-Cola brands having 28%, according to our estimates. In convenience and gas stores, where retail pricing, packaging and presentation are generally similar among brands, and therefore consumers are free to choose based on brand preference and taste, Pepsi-Cola beverages had the leading share, with 41%, as compared to 36% for Coca-Cola brands.

    We have an extensive distribution system through which we deliver our products directly to stores without using wholesalers as middlemen. Our U.S. and Canadian distribution system utilizes approximately 7,000 trucks and covers over 7,400 routes. Working seven days a week, our sales force sells and delivers over 100 million eight-ounce servings per day. Our products are produced in 72 manufacturing facilities worldwide.

    Our management team has substantial experience in the soft drink bottling business and a proven operating record with respect to manufacturing operations, sales, distribution and financial management. For example, Craig Weatherup, our Chairman and Chief Executive Officer, has over 24 years of experience in the beverage industry and our 11 field operations managers have an average of nearly 15 years of experience in the beverage business.

                RATIONALE FOR THE SEPARATION OF PBG FROM PEPSICO

    We were organized in November 1998 to effect the separation of most of PepsiCo's company-owned bottling business from its brand ownership. As an independent entity, we believe we will benefit from a sharper definition of our role and be able to execute our business strategy more effectively on a local market level. The most significant advantages of the separation include:

    - We will be free to focus more closely on sales and service in our territories.

    - We will be able to shift our performance emphasis to growth in operating cash flow.

    - We will have incentives for management and employees based upon our results.

    - We will have a capital structure and financial policies that are more appropriate for a bottling company, allowing us to make better capital allocation and investment decisions.

    After the offering, our business interests will continue to be aligned with those of PepsiCo, which shares our objective of increasing availability and consumption of Pepsi-Cola beverages. We plan to work closely with PepsiCo and expect to benefit from this relationship in a number of ways including:

    - We will have the benefit of PepsiCo's worldwide marketing expertise and advertising programs.

    - We expect that PepsiCo will continue to provide us with significant marketing support and funding.

    - Under a shared services agreement, we will have the benefit of PepsiCo's scale and efficiencies in the procurement of raw materials, transaction processing such as accounts payable and credit and collection and other corporate services.

    - We believe we benefit from lower interest rates resulting from our relationship with PepsiCo, including PepsiCo's guarantee of $2.3 billion of debt of our principal operating subsidiary, Bottling LLC.

    - We expect that PepsiCo will help us identify and acquire other independent PepsiCo bottlers principally in the United States and Canada.

                    THE LIQUID REFRESHMENT BEVERAGE INDUSTRY

    Liquid refreshment beverage annual retail sales in 1997 were more than $73 billion in the United States and Canada, including carbonated soft drink products, as well as non-carbonated beverages sold in bottles and cans, such as waters, shelf-stable juices and juice drinks, sports drinks and tea and coffee drinks.

    We believe that the following are the significant trends in the industry:

    - Liquid refreshment beverage sales have grown at a 6% average annual rate in recent years and we expect that this growth will continue.

    - Changes in lifestyle have resulted in increased demand for convenient ready-to-drink beverages instead of drinks prepared at home.

    - The bottling industry is consolidating to achieve the scale necessary to remain competitive and to better serve large regional and national accounts which are also consolidating.

    - International opportunities will arise as per capita consumption levels of carbonated soft drinks outside the United States grow.

                         STRATEGY TO ACHIEVE OUR GOALS

    We have designed our strategy to enable us to achieve our goals of growing our cash flow, earning a return on our investments in excess of our cost of capital and increasing our market share. Our strengths include our broad portfolio of global brands, our extensive distribution system, our scale in operations and purchasing and our experienced management team. We intend to use these strengths to capitalize on the key trends in the beverage industry outlined above. In addition, our strategy focuses on improving our competitive position in areas where we have lagged our largest competitor in recent years. These areas are: the amount of investment in the cold drink business; the pace of consolidation of the bottling system in the United States and Canada; and improvement in market share outside the United States and Canada. The key elements of our strategy include:

    - We intend to invest significantly in placements of vending machines and coolers to increase cold drink availability in the marketplace.

    - We expect to play a key role in the consolidation of PepsiCo's U.S. and Canadian bottling system.

    - We are undertaking a number of initiatives to reduce costs by improving productivity and becoming more efficient in our operations.

    - We intend to grow our business with key retail customers by improving our retail presence with them--on the shelf, on display and in the cooler--while remaining price competitive.

    - We intend to increase penetration of established brands such as MOUNTAIN DEW and new brands such as PEPSI ONE and AQUAFINA.

    - Internationally, low per capita consumption levels present opportunities for volume growth. We intend to implement distribution and marketing initiatives to take advantage of these opportunities.

    - We intend to improve our results in Russia, where infrastructure investments and the recent economic crisis have resulted in losses.

                      PEPSICO'S OWNERSHIP INTEREST IN PBG

    Following the offering, if the underwriters do not exercise their over-allotment option, PepsiCo will own 35.4% of our outstanding common stock and 100% of our outstanding Class B common stock, together representing 43.5% of the voting power of all classes of our voting stock. PepsiCo will also own 7.1% of the equity of Bottling LLC, our principal operating subsidiary, giving PepsiCo economic ownership of 40.0% of our combined operations. We anticipate that PepsiCo's voting power of all classes of our voting stock will be 40.1% and its economic ownership of our combined operations will be 37.1% if the underwriters exercise their over-allotment option in full. We have been advised by PepsiCo that it has no present intention of disposing of any of the shares of our capital stock that it will own after the offering.

                                  THE OFFERING

    Unless we specifically state otherwise, the information in this prospectus does not take into account the possible issuance of up to 15,000,000 additional shares of common stock which the underwriters have the option to purchase solely to cover over-allotments. If the underwriters exercise their over-allotment option in full, 170,000,000 shares of capital stock will be outstanding after the offering.

Common stock offered.........................  100,000,000 shares

Capital stock to be outstanding after the offering:

  Common stock...............................  154,912,000 shares

  Class B common stock.......................  88,000 shares
                                               ---------------------------------------------

    Total....................................  155,000,000 shares

Over-allotment option........................  15,000,000 shares of common stock

Use of proceeds..............................  We estimate that the net proceeds from the offering will be approximately $2.3 billion
                                               based upon an offering price at the mid-point
                                               of the range set forth on the cover page of
                                               this prospectus. We intend to use all of
                                               these net proceeds to repay indebtedness.

Dividend policy..............................  We intend to declare and pay quarterly cash dividends of $0.02 per share, depending on
                                               our financial results and action by our board
                                               of directors. We expect the first dividend to
                                               be payable with respect to the second quarter
                                               of 1999.

Voting rights:

  Common stock...............................  One vote per share

  Class B common stock.......................  250 votes per share

Other common stock provisions................  Apart from the different voting rights, the holders of common stock and Class B common
                                               stock generally have identical rights. See
                                               "Description of Capital Stock."

Risk factors.................................  See "Risk Factors" and the other information included in this prospectus for a discussion
                                               of factors you should carefully consider
                                               before deciding to invest in shares of the
                                               common stock.

Proposed NYSE symbol.........................  "PBG"

    Our principal executive offices are located at One Pepsi Way, Somers, New York 10589 and our telephone number is (914) 767-6000.

                      SUMMARY FINANCIAL AND OPERATING DATA

    The following table presents summary financial and operating data of PBG. You should read this along with "Management's Discussion and Analysis of Results of Operations and Financial Condition," the Combined Financial Statements, the unaudited Pro Forma Condensed Combined Financial Statements and the accompanying notes and the definition of EBITDA contained in the section entitled "Selected Combined Financial and Operating Data."

    The summary pro forma statement of operations data gives effect to the following as if they had actually occurred on the first day of our 1998 fiscal year:

    - The offering;

    - The 1998 acquisitions of Pepsi-Cola Allied Bottlers, Inc., Gray Beverage Inc. and Pepsi International Bottlers, LLC;

    - The completed and expected 1999 acquisitions of certain U.S. and Russian territories from Whitman Corporation;

    - The change in interest expense on $3.3 billion of debt expected to be outstanding after giving effect to the offering; and

    - PepsiCo's 7.1% minority interest in Bottling LLC.

    The summary pro forma combined balance sheet data gives effect to the following as if such transactions actually occurred on December 26, 1998:

    - The offering;

    - The $3.3 billion of debt expected to be outstanding after the offering;
      and

    - The completed and expected 1999 acquisitions of certain U.S. and Russian territories from Whitman Corporation.

    Earnings per share data are based upon the 55 million shares of capital stock owned by PepsiCo and outstanding prior to the offering. Pro forma earnings per share is based upon an assumed 155 million shares of capital stock outstanding after the offering.

    The Statement of Operations Data set forth below includes unusual items and events that affect comparability with other years:

    - 1994 consisted of 53 weeks. The fifty-third week increased 1994 net sales by $68 million, income before income taxes by $3 million, and net income by $2 million.

    - 1994 also reflects the cumulative effect of accounting changes arising from Statement of Financial Accounting Standards 112, "Employers Accounting for Postemployment Benefits," and changing to a preferable method for calculating pension plan assets. The adoption of SFAS 112 reduced income before income taxes by $28 million and net income by $17 million, while the pension change increased income before income taxes by $9 million and net income by $6 million.

    - 1998 reflects unusual impairment and other charges, as well as an income tax benefit arising from resolving a disputed claim with the Internal Revenue Service. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and Note 3 to the Combined Financial Statements for more information on the 1998 items.

                                                                                     FISCAL YEAR ENDED
                                                                   -----------------------------------------------------
                                                                    DEC. 31    DEC. 30    DEC. 28    DEC. 27    DEC. 26
                                                                     1994       1995       1996       1997       1998
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                     (IN MILLIONS, EXCEPT PER SHARE AND PER CASE DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales......................................................  $   5,950  $   6,393  $   6,603  $   6,592  $   7,041
  Cost of sales..................................................      3,432      3,771      3,844      3,832      4,181
                                                                   ---------  ---------  ---------  ---------  ---------
  Gross profit...................................................      2,518      2,622      2,759      2,760      2,860
  Selling, delivery and administrative expenses..................      2,221      2,273      2,392      2,425      2,583
  Unusual impairment and other charges...........................         --         --         --         --        222
                                                                   ---------  ---------  ---------  ---------  ---------
  Operating income...............................................        297        349        367        335         55
  Interest expense, net..........................................        231        239        225        222        221
  Foreign currency loss (gain)...................................          3         --          4         (2)        26
                                                                   ---------  ---------  ---------  ---------  ---------
  Income (loss) before income taxes, cumulative effect of
    accounting changes and minority interest.....................         63        110        138        115       (192)
  Income tax expense (benefit)...................................         46         71         89         56        (46)
                                                                   ---------  ---------  ---------  ---------  ---------
  Income (loss) before cumulative effect of accounting changes
    and minority interest........................................         17         39         49         59       (146)
  Cumulative effect of accounting changes........................        (11)        --         --         --         --
  Minority interest..............................................         --         --         --         --         --
                                                                   ---------  ---------  ---------  ---------  ---------
  Net income (loss)..............................................  $       6  $      39  $      49  $      59  $    (146)
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------  ---------

  Basic and diluted earnings (loss) per share....................  $    0.11  $    0.71  $    0.89  $    1.07  $   (2.65)
  Weighted average shares outstanding............................         55         55         55         55         55

OTHER FINANCIAL DATA:
  EBITDA.........................................................  $     681  $     767  $     792  $     774  $     721
  Cash provided by operations....................................        484        431        451        548        625
  Cash used for investments......................................       (310)      (355)      (376)      (564)    (1,046)
  Cash provided by (used for) financing..........................       (160)       (66)       (66)        63        370
  Capital expenditures...........................................       (432)      (358)      (418)      (472)      (507)

OTHER OPERATING DATA:
  Net sales per case.............................................  $    6.57  $    6.92  $    6.97  $    6.74  $    6.70
  Cost of sales per case.........................................       3.79       4.08       4.06       3.92       3.98

BALANCE SHEET DATA (AT PERIOD END):
  Total assets...................................................  $   6,847  $   7,082  $   7,052  $   7,188  $   7,322
  Long-term debt:
    Allocation of PepsiCo long-term debt.........................      3,300      3,300      3,300      3,300      3,300
    Due to third parties.........................................        135        131        127         96         61
                                                                   ---------  ---------  ---------  ---------  ---------
      Total long-term debt.......................................      3,435      3,431      3,427      3,396      3,361
  Advances from PepsiCo..........................................      1,265      1,251      1,162      1,403      1,605
  Minority interest..............................................         --         --         --         --         --
  Accumulated comprehensive loss.................................       (112)       (66)      (102)      (184)      (238)
  Stockholders' equity (deficit).................................       (112)       (66)      (102)      (184)      (238)


                                                                    PRO FORMA
                                                                     DEC. 26
                                                                      1998
                                                                   -----------

STATEMENT OF OPERATIONS DATA:
  Net sales......................................................   $   7,323
  Cost of sales..................................................       4,341
                                                                   -----------
  Gross profit...................................................       2,982
  Selling, delivery and administrative expenses..................       2,686
  Unusual impairment and other charges...........................         222
                                                                   -----------
  Operating income...............................................          74
  Interest expense, net..........................................         201
  Foreign currency loss (gain)...................................          27
                                                                   -----------
  Income (loss) before income taxes, cumulative effect of
    accounting changes and minority interest.....................        (154)
  Income tax expense (benefit)...................................         (31)
                                                                   -----------
  Income (loss) before cumulative effect of accounting changes
    and minority interest........................................        (123)
  Cumulative effect of accounting changes........................          --
  Minority interest..............................................           3
                                                                   -----------
  Net income (loss)..............................................   $    (120)
                                                                   -----------
                                                                   -----------
  Basic and diluted earnings (loss) per share....................   $   (0.77)
  Weighted average shares outstanding............................         155
OTHER FINANCIAL DATA:
  EBITDA.........................................................
  Cash provided by operations....................................
  Cash used for investments......................................
  Cash provided by (used for) financing..........................
  Capital expenditures...........................................
OTHER OPERATING DATA:
  Net sales per case.............................................   $    6.76
  Cost of sales per case.........................................        4.01
BALANCE SHEET DATA (AT PERIOD END):
  Total assets...................................................   $   7,489
  Long-term debt:
    Allocation of PepsiCo long-term debt.........................          --
    Due to third parties.........................................       3,300
                                                                   -----------
      Total long-term debt.......................................       3,300
  Advances from PepsiCo..........................................          --
  Minority interest..............................................         181
  Accumulated comprehensive loss.................................        (238)
  Stockholders' equity (deficit).................................       1,517

                                  RISK FACTORS

    Investing in our common stock will provide you with an equity ownership interest in PBG. As a stockholder of PBG, you may be exposed to risks inherent in our business. The performance of your shares will reflect the performance of our business relative to, among other things, competition, industry conditions and general economic and market conditions. The value of your investment may increase or decrease and could result in a loss. You should carefully consider the following factors as well as other information contained in this prospectus before deciding to invest in shares of our common stock.

WE MAY BE UNABLE TO COMPETE SUCCESSFULLY IN THE HIGHLY COMPETITIVE CARBONATED
  SOFT DRINK MARKET AND NON-CARBONATED BEVERAGE MARKET.

    The carbonated soft drink market and non-carbonated beverage market are both highly competitive. We compete primarily on the basis of advertising to create brand awareness, price and price promotions, retail space management, customer service, consumer points of access, new products, packaging innovation and distribution methods. Competition in our various markets could cause us to reduce pricing, increase capital and other expenditures or lose market share, which could have a material adverse effect on our business and financial results. Our competitors in these markets include bottlers and distributors of nationally advertised and marketed products, bottlers and distributors of regionally advertised and marketed products, as well as bottlers of private label soft drinks sold in chain stores. Our most significant competitors in these markets are Coca-Cola Enterprises Inc. and other Coca-Cola bottlers.

BECAUSE WE DEPEND UPON PEPSICO TO PROVIDE US WITH CONCENTRATE, FUNDING AND
  VARIOUS SERVICES, CHANGES IN OUR RELATIONSHIP WITH PEPSICO COULD REDUCE OUR OPERATING INCOME.

    In early 1999, we entered into the master bottling agreement with PepsiCo for cola products in the United States as well as agreements with PepsiCo relating to non-cola products and fountain syrup in the United States and similar agreements relating to Pepsi-Cola beverages in Canada, Spain, Greece and Russia. Those agreements provide that we must purchase all of our concentrate for such beverages at prices and on other terms which are set by PepsiCo in its sole discretion. Any concentrate price increases could materially affect our financial results. Prices under the Pepsi beverage agreements may increase materially and we may not be able to pass on any increased costs to our customers.

    PepsiCo has also traditionally provided marketing support and funding to its bottling operations. PepsiCo does not have to continue to provide support under the Pepsi beverage agreements and any support provided to us by PepsiCo will be at PepsiCo's discretion. Decreases in marketing support and funding levels could materially affect our operating income.

    In addition, PepsiCo is a 50% owner of the joint ventures that license LIPTON BRISK, LIPTON'S ICED TEA and STARBUCKS FRAPPUCCINO to us. The joint ventures also have the right to increase concentrate pricing. The joint ventures are not obligated to continue to provide marketing support and funding to us under their bottling agreements with us.

    We also have to submit our annual marketing, advertising, management and financial plans each year to PepsiCo for its review and approval. If we fail to submit these plans, or if we fail to carry them out in all material respects, PepsiCo can terminate the Pepsi beverage agreements. If the Pepsi beverage agreements are terminated for this or for any other reason, it would have a material adverse effect on our business and financial results.

    Under a shared services agreement, after the offering we will continue to obtain various services from PepsiCo. These services include obtaining raw materials, transaction processing services including accounts payable and credit and collection, various tax and treasury services and information technology maintenance and systems development. If the shared services agreement is terminated, we will have to obtain such services on our own. We may not be able to replace these services in a timely manner or on terms, including cost, that are as favorable as those we received from PepsiCo. We also sublease our headquarters from PepsiCo. The agreements with PepsiCo were negotiated in the context of our separation from PepsiCo and are not the result of arm's-length negotiations between independent parties. For more information about these arrangements, see "Relationship with PepsiCo and Certain Transactions."

PEPSICO WILL HAVE UP TO APPROXIMATELY 43.5% OF THE COMBINED VOTING POWER OF ALL
  OF OUR CLASSES OF OUR VOTING STOCK AND WILL BE ABLE TO SIGNIFICANTLY AFFECT THE OUTCOME OF STOCKHOLDER VOTING.

WE MAY HAVE POTENTIAL CONFLICTS OF INTEREST WITH PEPSICO BECAUSE OF OUR PAST AND
  ONGOING RELATIONSHIPS WHICH COULD RESULT IN PEPSICO'S OBJECTIVES BEING FAVORED OVER OUR OBJECTIVES.

    These conflicts could arise over:

    - the nature, quality and pricing of services or products provided to us by PepsiCo or by us to PepsiCo;

    - potential acquisitions of bottling territories and/or assets from PepsiCo or other independent PepsiCo bottlers;

    - the divestment of parts of our bottling operations;

    - the payment of dividends by us; or

    - balancing the objectives of increasing sales volume of Pepsi-Cola beverages and maintaining or increasing our profitability.

    We also have obligations to other brand owners which may compete with our obligations to PepsiCo.

TWO OF OUR DIRECTORS MAY HAVE CONFLICTS OF INTEREST BECAUSE THEY ARE ALSO
  PEPSICO DIRECTORS OR OFFICERS.

    Two of our directors are also directors or officers of PepsiCo, a situation which may create conflicts of interest. Our certificate of incorporation permits PepsiCo to engage in the same or similar activities as we do. Our certificate also provides that PepsiCo does not have to tell us about a corporate opportunity, may pursue that opportunity or acquire it for itself, or may direct that opportunity to another person without liability to us or our stockholders.

OUR FOREIGN OPERATIONS ARE SUBJECT TO SOCIAL, POLITICAL AND ECONOMIC RISKS AND
  MAY BE ADVERSELY AFFECTED BY FOREIGN CURRENCY FLUCTUATIONS.

    In the past two years, approximately 16% of our net sales came from Canada, Spain, Greece and Russia. Social, economic and political conditions in these international markets may adversely affect our results of operations, cash flows and financial condition. The overall risks to our international businesses include changes in foreign governmental policies, and other political or economic developments. These developments may lead to new product pricing, tax or other policies and monetary fluctuations which may adversely impact our business. In addition, our results of operations and the value of our foreign assets are affected by fluctuations in foreign currency exchange rates.

    Our operations in Russia have resulted in significant losses. These losses have largely been due to significant investments to fund start-up manufacturing and distribution costs. Recent economic turmoil in Russia had a further adverse effect on our results of operations, cash flows and financial condition during our 1998 fourth fiscal quarter. Net sales in Russia are denominated in rubles, which in

August 1998 experienced significant devaluation against the U.S. dollar. In addition, the current Russian economic crisis has caused a significant drop in demand, resulting in lower net sales and increased operating losses.

    For the foreseeable future, we expect that our Russian operations will incur losses and require significant amounts of cash to fund operations. In the fourth quarter of 1998, we recorded a charge of $212 million comprised of an asset impairment charge of $194 million and costs to restructure our operations of $18 million. For more information about our Russian operations, see "Management's Discussion and Analysis of Results of Operations and Financial Condition."

    Recent events in Russia also may expose our operations to increased risks as a result of political instability, higher taxes, cancellation of contracts or currency shortages and controls.

BAD WEATHER IN OUR PEAK SEASON COULD RESULT IN LOWER SALES.

    Our peak season is the warm summer months beginning with Memorial Day and ending with Labor Day. Bad weather conditions during our peak selling season could adversely affect operating income and cash flow and could therefore have a disproportionate impact on our results for the full year. More than 90% of our operating income is typically earned during the second and third quarters and we typically report a net loss in the first and fourth quarters. Over 75% of cash flow from operations is typically generated in the third and fourth quarters.

OUR SUBSTANTIAL INDEBTEDNESS COULD LIMIT OUR GROWTH AND OUR ABILITY TO RESPOND
  TO CHANGING CONDITIONS.

    We have incurred substantial indebtedness. Our level of indebtedness could have important consequences to our stockholders such as:

    - limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to pay interest;

    - limiting our ability to obtain additional financing to fund our growth strategy, working capital, capital expenditures, debt service requirements or other purposes; and

    - limiting our ability to react to changing market conditions, changes in our industry and economic downturns.

    After giving effect to the offering and the application of the net proceeds, at December 26, 1998 we would have had $3.3 billion of indebtedness outstanding. Our historical financial statements reflect an allocation of PepsiCo's interest expense based upon the indebtedness expected to be outstanding after giving effect to the application of proceeds from the offering. We may incur additional indebtedness in the future to finance acquisitions, capital expenditures, working capital and for other purposes.

OUR AGREEMENTS WITH PEPSICO RESTRICT OUR SOURCES OF SUPPLY FOR SOME RAW
  MATERIALS WHICH COULD INCREASE OUR COSTS.

    We generally purchase our raw materials, other than concentrates, from multiple suppliers. With respect to the soft drink products of PepsiCo, all authorized containers, closures, cases, cartons and other packages and labels may be purchased only from manufacturers approved by PepsiCo. This may restrict our ability to obtain raw materials. Expenditures for concentrates and packaging constitute approximately 43% and 47%, respectively, of our total raw material costs.

    The supply or cost of specific materials could be adversely affected by price changes, strikes, weather conditions, governmental controls or other factors. Any sustained interruption in the supply of these raw materials or any significant increase in their price could have a material adverse effect on our business and financial results.

SUCCESS OF OUR ACQUISITION STRATEGY MAY BE LIMITED BY GEOGRAPHICAL RESTRICTIONS
  ON ACQUISITIONS, BY OUR ABILITY TO SUCCESSFULLY INTEGRATE ACQUIRED BUSINESSES INTO OURS AND BY THE REQUIREMENT THAT WE OBTAIN PEPSICO'S APPROVAL OF ANY ACQUISITION OF AN INDEPENDENT PEPSICO BOTTLER.

    We intend to grow in part through the acquisition of bottling assets and territories from PepsiCo's independent bottlers. This strategy will involve reviewing and potentially reorganizing acquired business operations, corporate infrastructure and systems and financial controls. The success of our acquisition strategy may be limited because of unforeseen expenses, difficulties, complications and delays encountered in connection with the expansion of our operations through acquisitions. We may not be able to acquire or manage profitably additional businesses or to integrate successfully any acquired businesses into our business without substantial costs, delays or other operational or financial difficulties. In addition, we may be required to incur additional debt or issue equity to pay for future acquisitions.

    We must obtain PepsiCo's approval to acquire any independent PepsiCo bottler. Under the master bottling agreement, PepsiCo has agreed not to withhold approval for any acquisition within a specific area--currently representing approximately 14% of PepsiCo's U.S. bottling system in terms of volume-- if we have successfully negotiated the acquisition and, in PepsiCo's reasonable judgment, satisfactorily performed our obligations under the master bottling agreement. We have agreed not to acquire or attempt to acquire any independent PepsiCo bottler outside of that specific area without PepsiCo's prior written approval.

AFTER THE OFFERING, PEPSICO WILL NO LONGER CONTINUE TO FUND OUR SUBSTANTIAL
  CAPITAL REQUIREMENTS AND WE MAY BE UNABLE TO OBTAIN REPLACEMENT FUNDING ON SIMILAR TERMS OR IN THE AMOUNTS WE EXPECT TO REQUIRE, WHICH COULD CAUSE US TO REDUCE OUR PLANNED CAPITAL EXPENDITURES AND COULD RESULT IN A MATERIAL ADVERSE EFFECT ON OUR GROWTH PROSPECTS AND THE MARKET PRICE OF OUR COMMON STOCK.

    We will require substantial capital expenditures to implement our business strategy. If we do not have sufficient funds or if we are unable to obtain financing in the amounts desired or on acceptable terms, we may have to reduce our planned capital expenditures which could have a material adverse effect on our growth prospects and the market price of our common stock. In the past, our capital needs, including those for working capital, have been satisfied by PepsiCo as part of its overall capital plan. Following our separation from PepsiCo, PepsiCo will no longer be required to provide financing for our operations. It may not be possible to obtain financing with interest rates or on terms that are as favorable as those historically enjoyed by PepsiCo.

WE HAVE NEVER OPERATED AS A STAND-ALONE COMPANY AND MAY NOT BE ABLE TO
  SUCCESSFULLY IMPLEMENT OUR STRATEGY WITHOUT PEPSICO'S SUPPORT.

    Before November 1998, we were fully integrated with PepsiCo and we depended upon PepsiCo for various services and for the financing of our activities. In anticipation of our establishment as a stand-alone entity, in late 1998, we made significant organizational and strategic changes which are intended to promote future growth. We cannot assure you that such changes will have the intended effect or that we will be successful in implementing our strategy as a stand-alone entity.

OUR HISTORICAL FINANCIAL INFORMATION MAY NOT BE REPRESENTATIVE OF OUR RESULTS AS
  A SEPARATE COMPANY.

    The historical financial information we have included in this prospectus may not reflect what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone entity during the periods presented or what our results of operations, financial position and cash flows will be in the future. This is because PepsiCo did not account for us as, and we were not operated as, a single stand-alone business for the periods presented.

    For more information about the carve-out of our financial statements from the financial statements of PepsiCo, see "Management's Discussion and Analysis of Results of Operations and Financial Condition."

OUR SUCCESS DEPENDS ON KEY MEMBERS OF OUR MANAGEMENT, THE LOSS OF WHOM COULD
  DISRUPT OUR BUSINESS OPERATIONS.

    Our success depends largely on the efforts and abilities of key management employees. The loss of the services of those key personnel could have a material adverse effect on our business and financial results. Key management employees are not parties to employment agreements with us.

    The implementation of our strategic plan will depend on our ongoing ability to attract and retain additional qualified employees. Because of competition for qualified personnel, we may not be successful in attracting and retaining the personnel we require. See "Business of PBG--Employees of PBG" and "Management" for more information about our key personnel.

IF OUR YEAR 2000 PROGRAM IS NOT SUCCESSFUL, THE HIGH VOLUME TRANSACTION
  PROCESSING SYSTEMS ON WHICH WE DEPEND MAY BE DISRUPTED.

    Our business could be adversely affected by information technology issues related to the Year 2000. Many existing computer programs were designed and developed without considering the upcoming change in the century, which could lead to the failure of computer applications or create erroneous results by or at the Year 2000. The Year 2000 issue is a broad business issue, whose impact extends beyond traditional computer hardware and software to possible failure of automated plant systems and instrumentation, as well as to third parties with whom we do business.

    We have implemented a Year 2000 program and we believe we have allocated adequate resources for this purpose. Our most significant exposure arises from our dependence on high volume transaction processing systems, particularly for production scheduling, inventory cost accounting, purchasing, customer billing and collection, and payroll. We cannot assure you that any corrective actions to these applications will be completed on time. The ability of third parties with whom we do business to address adequately their Year 2000 issues is outside our control. Our failure or the failure of such third parties to address adequately their respective Year 2000 issues may have a material adverse effect on our business, financial condition and results of operations. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Year 2000" for a detailed discussion of the status of our Year 2000 program.

WE MAY INCUR MATERIAL LOSSES AND COSTS AS A RESULT OF PRODUCT LIABILITY CLAIMS
  THAT MAY BE BROUGHT AGAINST US OR ANY PRODUCT RECALLS WE HAVE TO MAKE.

    We may be liable if the consumption of any of our products causes injury, illness or death. We also may be required to recall some of our products if they become contaminated or are damaged or mislabeled. A significant product liability judgment against us or a widespread product recall could have a material adverse effect on our business, financial condition and results of operations.

THE GOVERNMENT MAY ADOPT REGULATIONS THAT COULD INCREASE OUR COSTS OR OUR
  LIABILITIES.

    Our operations and properties are subject to regulation by various federal, state and local government entities and agencies as well as foreign government entities. We cannot assure you that we have been or will at all times be in compliance with all regulatory requirements or that we will not incur material costs or liabilities in connection with regulatory requirements.

    As a producer of food products, we are subject to production, packaging, quality, labeling and distribution standards in each of the countries where we have operations, including, in the United

States, those of the federal Food, Drug and Cosmetic Act. The operations of our production and distribution facilities are subject to various federal, state and local environmental laws and workplace regulations. These laws and regulations include, in the United States, the Occupational Safety and Health Act, the Unfair Labor Standards Act, the Clean Air Act, the Clean Water Act and laws relating to the maintenance of fuel storage tanks. Compliance with, or any violation of, current and future laws or regulations could require material expenditures by us or otherwise have a material adverse effect on our business, financial condition and results of operations.

WE ARE A HOLDING COMPANY AND WILL DEPEND ON DISTRIBUTIONS FROM OUR PRINCIPAL
  OPERATING SUBSIDIARY, BOTTLING LLC, TO ENABLE US TO MEET OUR FINANCIAL OBLIGATIONS.

    We are primarily a holding company with limited direct operations and limited assets other than our 92.9% interest in Bottling LLC. We will be dependent on distributions from Bottling LLC to pay dividends to our stockholders and to meet our obligations, including the payment of principal and interest on our indebtedness.

    The determination of the amount of distributions, if any, to be paid to us by Bottling LLC will depend upon the terms of Bottling LLC's indebtedness, as well as Bottling LLC's financial condition, results of operations, cash flow and future business prospects. We will receive 92.9% of any distribution made by Bottling LLC based on our 92.9% ownership interest and PepsiCo will receive the remaining 7.1% of any such distribution.

    At December 26, 1998, on a pro forma basis after giving effect to the offering, Bottling LLC would have had $2.3 billion of indebtedness. Any right of ours to participate in the assets of Bottling LLC upon any liquidation or reorganization of Bottling LLC will be subject to the prior claims of Bottling LLC's creditors, including trade creditors and holders of indebtedness, except to the extent that we are a creditor of Bottling LLC.

OUR STOCK PRICE MAY FLUCTUATE SIGNIFICANTLY AFTER THE OFFERING AND YOU COULD
  LOSE ALL OR PART OF YOUR INVESTMENT AS A RESULT.

    Prior to this offering, there has been no public market for our common stock. We intend to list the common stock on the New York Stock Exchange. We do not know how the common stock will trade in the future. The initial public offering price will be determined through negotiations between the underwriters and us. You may not be able to resell your shares at or above the initial public offering price due to a number of factors, including:

    - actual or anticipated fluctuations in our operating results;

    - changes in expectations as to our future financial performance or changes in financial estimates of securities analysts; and

    - the operating and stock price performance of other comparable companies.

    In addition, the stock market in general has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

PEPSICO'S APPROXIMATELY 43.5% VOTING POWER AND ITS RIGHTS UNDER THE PEPSI
  BEVERAGE AGREEMENTS COULD DELAY OR PREVENT A CHANGE IN CONTROL OF OUR COMPANY.

    In addition to its voting rights, PepsiCo will have the right to terminate the Pepsi beverage agreements upon the occurrence of certain events, including any disposition of any voting securities of any bottler subsidiary without the consent of PepsiCo, the assignment or transfer of the Pepsi beverage agreements or the acquisition of any contract, option, conversion privilege or other right to acquire, directly or indirectly, beneficial ownership of more than 15% of any class or series of our voting securities by a person or affiliated group, without the consent of PepsiCo.

PROVISIONS IN OUR CORPORATE DOCUMENTS COULD DELAY OR PREVENT A CHANGE IN CONTROL
  OF OUR COMPANY.

    Our certificate of incorporation and bylaws contain several provisions which may be deemed to have anti-takeover effects and may discourage, delay or prevent a takeover attempt that a stockholder might consider in its best interest. These provisions include the requirement that:

    - the number of directors shall be no more than 15; and

    - with respect to annual stockholders' meetings, stockholders must comply with the timing and procedural requirements of the federal proxy rules in order for a stockholder proposal to be included in our proxy statement.

    Our board of directors has the authority to authorize the issuance of preferred stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company, and may adversely affect the voting and other rights of the holders of our capital stock.

A SUBSTANTIAL NUMBER OF OUR SHARES WILL BE AVAILABLE FOR SALE IN THE PUBLIC
  MARKET AFTER THE OFFERING AND SALES OF THOSE SHARES COULD ADVERSELY AFFECT OUR STOCK PRICE.

    Sales of a substantial number of shares of common stock into the public market after this offering, or the perception that such sales could occur, could materially and adversely affect our stock price or could impair our ability to obtain capital through an offering of equity securities. After the offering, we will have outstanding 154,912,000 shares of common stock. Of these shares, the shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased by our affiliates as defined in Rule 144.

    We have entered into a registration rights agreement with PepsiCo which enables PepsiCo to require us to register shares of our common stock owned by PepsiCo and to include those shares in registrations of common stock made by us in the future.

                           FORWARD-LOOKING STATEMENTS

    This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those anticipated in these forward-looking statements. These forward-looking statements are affected by risks, uncertainties and assumptions about PBG, including, among other things:

    - our anticipated growth strategies;

    - competition in the beverage industry;

    - our continuing relationship with PepsiCo;

    - anticipated trends in the beverage industry;

    - social, political and economic situations in foreign countries where we have operations;

    - our ability to continue to control costs; and

    - the risks described above in "Risk Factors."

    We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                            ------------------------

    You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                RATIONALE FOR THE SEPARATION OF PBG FROM PEPSICO

    We were organized in November 1998 to effect the separation of most of PepsiCo's company-owned bottling business from its brand ownership. As an independent entity, we believe we will benefit from a sharper definition of our role and be able to execute our business strategy more effectively on a local market level. The most significant advantages of the separation include:

    - FOCUS ON SALES AND SERVICE IN OUR TERRITORIES. We will be free to focus more closely on sales and service in our territories. Prior to separation, we assisted PepsiCo in managing its relationships with independent PepsiCo bottlers, including the coordination of regional and national marketing initiatives. This responsibility has now been assumed by PepsiCo.

    - SHIFT IN PERFORMANCE MEASURES. We will be able to shift our performance emphasis to growth in operating cash flow. We believe this shift in emphasis is appropriate given our higher levels of indebtedness and significant non-cash depreciation and amortization charges resulting from our capital investments and acquisitions. We intend to generate sufficient cash flow to fund an aggressive investment program in vending machines, coolers and other revenue generating assets.

    - TARGETED INCENTIVES FOR MANAGEMENT AND EMPLOYEES. Our performance will now be measurable and rewardable based upon the results we achieve. Our equity securities will provide a basis for management and employee incentives that are directly related to our performance.

    - CAPITAL STRUCTURE AND FINANCIAL POLICIES APPROPRIATE FOR A BOTTLING COMPANY. As a separate entity, we will have a capital structure and financial policies that are more appropriate for a bottling company, allowing us to make better capital allocation and investment decisions. In addition, our equity securities will provide an additional form of consideration for possible future acquisitions and financings.

    After the offering, our business interests will continue to be aligned with those of PepsiCo, which shares our objective of increasing availability and consumption of Pepsi-Cola beverages. We plan to work closely with PepsiCo and expect to benefit from this relationship in a number of ways including:

    - MARKETING SUPPORT AND FUNDING. We will have the benefit of PepsiCo's worldwide marketing expertise and advertising programs and we expect that PepsiCo will continue to provide us with significant marketing support and funding. This support covers a variety of initiatives, including consumer marketing programs, trade incentives, capital equipment investment and shared media expense.

    - SHARED SERVICES. Under the terms of a shared services agreement, we will have the benefit of PepsiCo's scale and efficiencies in certain areas such as the procurement of raw materials, transaction processing such as accounts payable and credit and collection, certain tax and treasury services and information technology maintenance and systems development.

    - CREDIT ENHANCEMENT. We believe we benefit from lower interest rates resulting from PepsiCo's guarantee of $2.3 billion of debt of our principal operating subsidiary, Bottling LLC. In addition, our association with PepsiCo is viewed favorably by rating agencies.

    - ACQUISITIONS. We expect that PepsiCo will help us identify and acquire other independent PepsiCo bottlers principally in the United States and Canada.

    Bottling LLC is a limited liability company which was formed in January 1999 and 92.9% of its equity is owned by us. Bottling LLC owns substantially all of the property, plant and equipment used in our operations. PepsiCo is the guarantor of $2.3 billion aggregate principal amount of Bottling LLC's indebtedness. Use of a limited liability company rather than a corporation is advantageous to us and PepsiCo. It allows PepsiCo, which holds a minority interest in Bottling LLC, to take into account its allocable share of Bottling LLC's income without imposition of a second level of tax. The limited liability company structure also provides an attractive acquisition platform since prospective sellers of bottling operations may prefer to receive a minority limited liability company interest for those operations, rather than a minority interest in a corporation.

                                USE OF PROCEEDS

    We estimate that the net proceeds we will receive from the sale of our common stock in the offering, after deducting estimated offering and transaction expenses of $32 million and underwriting discounts and commissions, will be approximately $2.3 billion, at an assumed initial public offering price of $24.50 per share, the midpoint of the range set forth on the cover page of this prospectus. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds we will receive will be $2.7 billion.

    All of the net proceeds of this offering together, if necessary, with available cash will be used to repay $2.5 billion of short-term indebtedness. This short-term indebtedness bears interest at a rate of 5.25% and matures on March 6, 2000. The short-term indebtedness to be repaid was incurred by us:

    - to repay $2.4 billion of pre-existing obligations due to PepsiCo; and

    - to pay $100 million of the purchase price of bottling businesses acquired and to be acquired by PBG which are reflected in the unaudited Pro Forma Condensed Combined Financial Statements and the accompanying notes included elsewhere in this prospectus.

                                DIVIDEND POLICY

    Our board of directors expects to declare and pay quarterly cash dividends of $0.02 per share, commencing with a dividend payable with respect to the second quarter of 1999. The declaration of dividends by us and the amount of those dividends will, however, be determined by our board of directors and will depend upon our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by our board.

    We are a newly formed corporation and as such have never declared or paid any cash dividends on our capital stock.

                                 CAPITALIZATION

    The following table sets forth our actual capitalization as of December 26, 1998 as adjusted to reflect:

    - $1.0 billion of debt that PBG incurred on March 8, 1999 through a sale of notes.

    - $2.3 billion of debt that Bottling LLC incurred on February 9, 1999 through a sale of notes. PepsiCo has unconditionally guaranteed this indebtedness which we expect to remain outstanding after the offering.

    - A substantial portion of the proceeds of our short-term indebtedness has been applied against advances from PepsiCo. The amounts applied exceeded the recorded amounts of advances from PepsiCo by $682 million because the amounts applied are based, in part, on the fair value of certain assets transferred to us in connection with our formation and the formation of Bottling LLC, which exceeded the book carrying value. The excess amount of proceeds applied to advances from PepsiCo is treated for financial reporting purposes as a reduction of additional paid-in capital.

The table is further adjusted to reflect the offering and the application of the estimated net proceeds as described under "Use of Proceeds." The table does not include the impact of completed and expected 1999 acquisitions of some U.S. and Russian territories for an aggregate purchase price of $137 million. These acquisitions are reflected in the unaudited Pro Forma Condensed Combined Financial Statements and the accompanying notes included elsewhere in this prospectus. You should read the table in conjunction with the Combined Financial Statements, the unaudited Pro Forma Condensed Combined Financial Statements and the accompanying notes included elsewhere in this prospectus.

                                                                                       AS OF DECEMBER 26, 1998
                                                                                 -----------------------------------
                                                                                                         AS FURTHER
                                                                                  ACTUAL    AS ADJUSTED   ADJUSTED
                                                                                 ---------  -----------  -----------

                                                                                  (IN MILLIONS, EXCEPT SHARE DATA)
Short-term borrowings..........................................................  $     112   $   2,500    $      --
                                                                                 ---------  -----------  -----------
Long-term debt:
  Allocation of PepsiCo long-term debt.........................................      3,300          --           --
  Due to third parties.........................................................         61          --           --
  PBG debt.....................................................................         --       1,000        1,000
  Bottling LLC debt............................................................         --       2,300        2,300
                                                                                 ---------  -----------  -----------
    Total long-term debt.......................................................      3,361       3,300        3,300
                                                                                 ---------  -----------  -----------

Advances from PepsiCo..........................................................      1,605        (682)          --

Minority interest..............................................................         --          --          181

Stockholders' equity:

  Preferred stock, par value $.01 per share; 20.0 million shares authorized; no
    shares issued or outstanding as adjusted and as further adjusted...........         --          --           --
  Common stock, par value $.01 per share; 300.0 million shares authorized; 154.9 million shares issued and outstanding as further
    adjusted...................................................................         --          --            2
  Class B common stock, par value $.01 per share; 100,000 shares authorized;
    88,000 shares issued and outstanding as further adjusted...................         --          --           --
  Additional paid-in capital...................................................         --          --        1,635
  Accumulated other comprehensive loss.........................................       (238)       (238)        (238)
                                                                                 ---------  -----------  -----------
      Total stockholders' equity (deficit).....................................       (238)       (238)       1,399
                                                                                 ---------  -----------  -----------
          Total capitalization.................................................  $   4,840   $   4,880    $   4,880
                                                                                 ---------  -----------  -----------
                                                                                 ---------  -----------  -----------

                 SELECTED COMBINED FINANCIAL AND OPERATING DATA

    The following table presents selected financial and operating data of PBG. It should be read along with "Management's Discussion and Analysis of Results of Operations and Financial Condition," the Combined Financial Statements, the unaudited Pro Forma Condensed Combined Financial Statements and the accompanying notes included elsewhere in this prospectus. The financial information for the fiscal years 1996, 1997 and 1998 has been derived from, and is qualified completely by reference to, our Combined Financial Statements appearing elsewhere in this prospectus.

    The summary pro forma data set forth below is derived from the unaudited Pro Forma Condensed Combined Financial Statements included elsewhere in this prospectus. The unaudited Pro Forma Condensed Combined Financial Statements give effect to the 1998 acquisitions of Pepsi-Cola Allied Bottlers, Inc., Gray Beverage Inc. and Pepsi International Bottlers, LLC and the completed and expected 1999 acquisitions of certain U.S. and Russian territories from Whitman Corporation, as well as the offering and related transactions. These transactions have been recorded as if they had actually occurred on the first day of our 1998 fiscal year with respect to pro forma statement of operations data and, except to the extent that a transaction occurred earlier, on December 26, 1998 with respect to pro forma balance sheet data. The pro forma data does not necessarily represent what our financial position or results of operations would have been had such transactions been completed on such dates nor does it give effect to any events other than those discussed in the notes to the unaudited Pro Forma Condensed Combined Financial Statements. The pro forma data also does not project our financial position or results of operations as of any future date or for any future period.

    Earnings per share data are based upon the 55 million shares of capital stock owned by PepsiCo and outstanding prior to the offering. Pro forma earnings per share is based upon an assumed 155 million shares of capital stock outstanding after the offering.

    The Statement of Operations Data set forth below includes unusual items and events that affect comparability with other years:

    - 1994 consisted of 53 weeks. The fifty-third week increased 1994 net sales by $68 million, income before income taxes by $3 million and net income by $2 million.

    - 1994 also reflects the cumulative effect of accounting changes arising from SFAS 112, "Employers Accounting for Postemployment Benefits," and changing to a preferable method for calculating pension plan assets. The adoption of SFAS 112 reduced income before income taxes by $28 million and net income by $17 million, while the pension change increased income before income taxes by $9 million and net income by $6 million.

    - 1998 reflects unusual impairment and other charges, as well as an income tax benefit arising from resolving a disputed claim with the Internal Revenue Service.

    EBITDA is computed as operating income plus the sum of depreciation and amortization expense and, for 1998, the non-cash portion of the unusual impairment referred to above. We have included information concerning EBITDA as we believe that it is useful to an investor in evaluating PBG because this measure is widely used in the bottling industry to evaluate a company's operating performance. EBITDA is not required under GAAP, and should not be considered an alternative to net income or any other measure of performance required by GAAP, and should be read along with the Combined Statements of Cash Flows contained in the Combined Financial Statements. EBITDA should also not be used as a measure of liquidity or cash flows under GAAP. In addition, PBG's EBITDA may not be comparable to similar measures reported by other companies.

                                                                                     FISCAL YEAR ENDED
                                                                   -----------------------------------------------------
                                                                    DEC. 31    DEC. 30    DEC. 28    DEC. 27    DEC. 26
                                                                     1994       1995       1996       1997       1998
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                     (IN MILLIONS, EXCEPT PER SHARE AND PER CASE DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales......................................................  $   5,950  $   6,393  $   6,603  $   6,592  $   7,041
  Cost of sales..................................................      3,432      3,771      3,844      3,832      4,181
                                                                   ---------  ---------  ---------  ---------  ---------
  Gross profit...................................................      2,518      2,622      2,759      2,760      2,860
  Selling, delivery and administrative expenses..................      2,221      2,273      2,392      2,425      2,583
  Unusual impairment and other charges...........................         --         --         --         --        222
                                                                   ---------  ---------  ---------  ---------  ---------
  Operating income...............................................        297        349        367        335         55
  Interest expense, net..........................................        231        239        225        222        221
  Foreign currency loss (gain)...................................          3         --          4         (2)        26
                                                                   ---------  ---------  ---------  ---------  ---------
  Income (loss) before income taxes, cumulative effect of
    accounting changes and minority interest.....................         63        110        138        115       (192)
  Income tax expense (benefit)...................................         46         71         89         56        (46)
                                                                   ---------  ---------  ---------  ---------  ---------
  Income (loss) before cumulative effect of accounting changes
    and minority interest........................................         17         39         49         59       (146)
  Cumulative effect of accounting changes........................        (11)        --         --         --         --
  Minority interest..............................................         --         --         --         --         --
                                                                   ---------  ---------  ---------  ---------  ---------
  Net income (loss)..............................................  $       6  $      39  $      49  $      59  $    (146)
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------  ---------

  Basic and diluted earnings (loss) per share....................  $    0.11  $    0.71  $    0.89  $    1.07  $   (2.65)
  Weighted average shares outstanding............................         55         55         55         55         55

OTHER FINANCIAL DATA:
  EBITDA.........................................................  $     681  $     767  $     792  $     774  $     721
  Cash provided by operations....................................        484        431        451        548        625
  Cash used for investments......................................       (310)      (355)      (376)      (564)    (1,046)
  Cash provided by (used for) financing..........................       (160)       (66)       (66)        63        370
  Capital expenditures...........................................       (432)      (358)      (418)      (472)      (507)

OTHER OPERATING DATA:
  Net sales per case.............................................  $    6.57  $    6.92  $    6.97  $    6.74  $    6.70
  Cost of sales per case.........................................       3.79       4.08       4.06       3.92       3.98

BALANCE SHEET DATA (AT PERIOD END):
  Total assets...................................................  $   6,847  $   7,082  $   7,052  $   7,188  $   7,322
  Long-term debt:
    Allocation of PepsiCo long-term debt.........................      3,300      3,300      3,300      3,300      3,300
    Due to third parties.........................................        135        131        127         96         61
                                                                   ---------  ---------  ---------  ---------  ---------
      Total long-term debt.......................................      3,435      3,431      3,427      3,396      3,361
  Advances from PepsiCo..........................................      1,265      1,251      1,162      1,403      1,605
  Minority interest..............................................         --         --         --         --         --
  Accumulated comprehensive loss.................................       (112)       (66)      (102)      (184)      (238)
  Stockholders' equity (deficit).................................       (112)       (66)      (102)      (184)      (238)


                                                                    PRO FORMA
                                                                     DEC. 26
                                                                      1998
                                                                   -----------

STATEMENT OF OPERATIONS DATA:
  Net sales......................................................   $   7,323
  Cost of sales..................................................       4,341
                                                                   -----------
  Gross profit...................................................       2,982
  Selling, delivery and administrative expenses..................       2,686
  Unusual impairment and other charges...........................         222
                                                                   -----------
  Operating income...............................................          74
  Interest expense, net..........................................         201
  Foreign currency loss (gain)...................................          27
                                                                   -----------
  Income (loss) before income taxes, cumulative effect of
    accounting changes and minority interest.....................        (154)
  Income tax expense (benefit)...................................         (31)
                                                                   -----------
  Income (loss) before cumulative effect of accounting changes
    and minority interest........................................        (123)
  Cumulative effect of accounting changes........................          --
  Minority interest..............................................           3
                                                                   -----------
  Net income (loss)..............................................   $    (120)
                                                                   -----------
                                                                   -----------
  Basic and diluted earnings (loss) per share....................   $   (0.77)
  Weighted average shares outstanding............................         155
OTHER FINANCIAL DATA:
  EBITDA.........................................................
  Cash provided by operations....................................
  Cash used for investments......................................
  Cash provided by (used for) financing..........................
  Capital expenditures...........................................
OTHER OPERATING DATA:
  Net sales per case.............................................   $    6.76
  Cost of sales per case.........................................        4.01
BALANCE SHEET DATA (AT PERIOD END):
  Total assets...................................................   $   7,489
  Long-term debt:
    Allocation of PepsiCo long-term debt.........................          --
    Due to third parties.........................................       3,300
                                                                   -----------
      Total long-term debt.......................................       3,300
  Advances from PepsiCo..........................................          --
  Minority interest..............................................         181
  Accumulated comprehensive loss.................................        (238)
  Stockholders' equity (deficit).................................       1,517

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

GENERAL

    FINANCIAL STATEMENTS. Our Combined Financial Statements and the accompanying notes, which are included elsewhere in this prospectus, reflect the results of operations, financial condition and cash flows of the business transferred to us from PepsiCo. Our Combined Financial Statements have been carved-out from the financial statements of PepsiCo using the historical results of operations and assets and liabilities of such business. Certain costs have been reflected in the Combined Financial Statements which are not necessarily indicative of the costs that we would have incurred had we operated as an independent, stand-alone entity for all periods presented. Such costs include allocated PepsiCo corporate overhead, an allocation of PepsiCo interest expense and income taxes.

    - Corporate overhead related to PepsiCo's corporate administrative functions has been allocated to us based on a specific identification of PepsiCo's administrative costs relating to the bottling operations and, to the extent that such identification was not practicable, based upon the percentage of our sales to PepsiCo's consolidated net sales. These allocated costs of $42 million in 1996 and 1997 and $40 million in 1998, have been included in selling, delivery and administrative expenses in the Combined Statements of Operations. We believe that such allocation methodology is reasonable. In addition, PBG expects to change from a non-compensatory broad-based stock option program to an alternative program. While this alternative program has not been finalized or approved by the board of directors, management anticipates that the new plan could cost up to an additional $12 million per year.

    - Interest expense included in the Combined Financial Statements reflects an allocation of PepsiCo's interest costs based upon debt expected to be outstanding after the offering and application of the proceeds from the offering. Because PBG was not a stand-alone entity and did not historically have its own debt, we believe that PepsiCo's weighted average borrowing rate is the best approximation of the interest actually paid on the debt allocated to PBG. For information regarding interest rates we expect to pay on the third party debt we anticipate to be outstanding at the offering date, see the unaudited Pro Forma Condensed Combined Financial Statements.

    - Income tax expense has been reflected in the Combined Financial Statements as if we had actually filed a separate income tax return. In the Combined Financial Statements, our effective tax rate differs from the 35% U.S. federal statutory rate. This is primarily due to state and local income taxes and the amortization of goodwill which is not deductible for U.S. income tax purposes. In addition, in 1998 we settled a disputed claim with the Internal Revenue Service regarding the deductibility of the amortization of acquired franchise rights. Also in 1998, our effective tax rate increased due to the Russia impairment and other charges for which we have not recognized a tax benefit. In the future, our effective tax rate will depend on our structure and tax strategies as a separate, independent company.

    Our fiscal year ends on the last Saturday in December and generally consists of 52 weeks, though occasionally our fiscal years will consist of 53 weeks. This last occurred in 1994 and will next occur in 2000. Fiscal years 1996, 1997 and 1998 consisted of 52 weeks. Each of the first three quarters of each fiscal year consists of 12 weeks and the fourth quarter consists of 16 or 17 weeks.

    We recognize sales when we deliver our products to customers. Any discounts are recognized at the same time as a reduction of sales. Our sales terms do not allow a right of return unless the product freshness date expires, in which case we will typically replace the product.

    Cost of sales is comprised of raw materials, which include concentrates, sweeteners, carbon dioxide and other ingredients; packaging, which is primarily cans and plastic bottles; and other direct costs, including labor and manufacturing overhead. Expenditures for concentrate and packaging constitute our largest individual raw material costs, representing approximately 43% and 47%, respectively, of our total raw material costs. We depend primarily on PepsiCo for our concentrates and we purchase our other raw materials from multiple suppliers.

    Selling, delivery and administrative expenses include labor and benefit costs, depreciation of facilities and equipment and advertising and marketing expenses. These expenses also include significant non-cash charges for amortization of franchise rights, goodwill and other intangible assets.

    BOTTLER INCENTIVES. PepsiCo and other brand owners, at their sole discretion, provide us with various forms of marketing support. This marketing support is intended to cover a variety of programs and initiatives, including direct marketplace support, capital equipment funding and shared media and advertising support. Direct marketplace support is primarily funding by PepsiCo and other brand owners of sales discounts and similar programs and is recorded as an adjustment to net sales. Capital equipment funding is designed to support the purchase and placement of marketing equipment and is recorded within selling, delivery and administrative expenses. Shared media and advertising support is recorded as a reduction to advertising and marketing expense within selling, delivery and administrative expenses.

    The total amount of bottler incentives received from PepsiCo and other brand owners in the form of marketing support amounted to $421 million, $463 million, and $536 million for 1996, 1997 and 1998, respectively. Of these amounts, $238 million, $235 million, and $247 million for 1996, 1997 and 1998 were recorded in net sales, and the remainder was recorded in selling, delivery and administrative expenses. The amount of our bottler incentives received from PepsiCo was more than 90% of our bottler incentives in each of the three years, with the balance received from the other brand owners. We negotiate the level of funding with PepsiCo and other brand owners as part of our annual planning process.

    In February 1999 PepsiCo announced an increase of approximately 5% in the U.S. price of its concentrate. The cost of this price increase will be offset in substantial part with increases in the 1999 level of marketing support and funding from PepsiCo. We spent $1,013 million, $1,077 million and $1,222 million on concentrate in 1996, 1997 and 1998, respectively.

    Because of economic conditions in Russia, PepsiCo has stated its intention to provide approximately $35 million of funding for our Russian operations in 1999. This amount is based on our current operating plan for Russia and may change if conditions change in Russia. PepsiCo may also provide comparable levels of funding in subsequent years. PepsiCo has contributed $37 million, $39 million and $61 million in funding for Russia in each of the years 1996, 1997 and 1998, respectively.

    While we expect that PepsiCo and other brand owners will continue to provide us with significant marketing support and funding, they have no obligation to continue to provide funding at current levels.

    EFFECT OF SEASONALITY. Our business is seasonal. You should read the risk factor entitled "Bad weather in our peak season could result in lower sales" contained in "Risk Factors" for an explanation of the effects and risks of the seasonality of our business.

    RECENT ACQUISITIONS. In 1998 and 1999, we made several acquisitions which increased our ownership of the PepsiCo system in the U.S. from approximately 51% to 53% and in Canada from approximately 64% to 78%. In 1998, we acquired the remaining interest in our Russian joint venture. The unaudited Pro Forma Condensed Combined Statement of Operations reflect these transactions as though they had been made on the first day of fiscal 1998.

    VARIABILITY OF RESULTS IN INTERNATIONAL MARKETS. Operating results in our international markets vary considerably based on economic and industry development. In Spain and Greece, which contribute approximately 7% of net sales and 8% of volume and provide positive cash flow, there is low inflation, economic stability and a carbonated soft drink industry that has been in existence for some time.

    In recent years, we have invested in Russia to build infrastructure and to fund start-up manufacturing and distribution costs. Approximately 1% of our net sales in fiscal 1997 and 2% in 1998 were attributable to our operations in Russia. During such periods, operating losses, before the 1998 unusual charges, amounted to $48 million and $80 million, respectively. Cash requirements for investing activities and to fund operations were $71 million and $156 million in 1997 and 1998, respectively. Cash for investing activities was used to build our existing infrastructure and fund our purchase of a 25% interest in a Russian bottler in 1997, and our purchase of the remaining interest in that bottler in 1998.

    The economic turmoil in Russia which accompanied the August 1998 devaluation of the ruble had an adverse impact on our operations. Consequently in our fourth quarter we experienced a significant drop in demand, resulting in lower net sales and increased operating losses. Additionally, since net sales in Russia are denominated in rubles, while a substantial portion of our costs and expenses are denominated in U.S. dollars, operating margins were further eroded. In response to these conditions, we have reduced our cost structure primarily through closing facilities, renegotiating manufacturing contracts and reducing the number of employees. We have also evaluated the resulting impairment of our long-lived assets, triggered by the reduction in utilization of assets caused by the lower demand, the adverse change in the business climate and the expected continuation of operating losses and cash deficits in that market. This has resulted in a fourth quarter charge of $212 million comprised of an asset impairment charge of $194 million and costs to restructure our operations of $18 million. The impairment charge reduced the net book value of the assets to their estimated fair market value, based on values paid for similar assets in that marketplace. In 1999, the reduction in depreciation and amortization expense as a result of the asset impairment charge will be $18 million.

    For the foreseeable future, we anticipate that our Russian operations will incur losses and require significant amounts of cash to fund operations. However, capital requirements will be minimal because our existing infrastructure is adequate for current operations. We plan to review our Russian operations on a regular basis and to consider changes in our distribution systems and other operations as circumstances dictate.

IMPACT OF EARLY VESTING OF PEPSICO OPTIONS

    Prior to the consummation of the offering, substantially all non-vested PepsiCo stock options held by PBG employees will vest. As a result, PBG will incur a non-cash compensation charge equal to the difference between the market price of PepsiCo capital stock and the exercise price of these options at that vesting date. Based on a PepsiCo capital stock price per share of $39.50, on February 23, 1999 the pre-tax and after-tax compensation charge would have been $70 million. Each $1.00 increase in the market price of PepsiCo capital stock would increase the pre-tax and after-tax compensation charge by approximately $12 million.

USE OF EBITDA

    As a separate entity, we will have a capital structure and financial policies that are more appropriate for a bottling company, allowing us to make better capital allocation and investment decisions. We will be able to shift our performance emphasis to growth in EBITDA. We believe this shift in emphasis is appropriate given our higher levels of indebtedness and significant non-cash depreciation and amortization charges resulting from our capital investments and acquisitions. Our discretionary use of funds depicted by EBITDA may be limited by working capital, debt service, tax payment and capital expenditure requirements, and by restrictions related to legal requirements, commitments and uncertainties. You should refer to the section entitled "Selected Combined Financial and Operating Data" for a definition of EBITDA.

RESULTS OF OPERATIONS

    The following discussion and analysis of our results of operations, financial condition and cash flows should be read along with the Combined Financial Statements and the accompanying notes appearing elsewhere in this prospectus.

    The table below sets forth, for the periods indicated, Combined Statements of Operations data as a percentage of net sales.

                                                                                               FISCAL YEAR
                                                                                     -------------------------------
                                                                                       1996       1997       1998
                                                                                     ---------  ---------  ---------
Net sales..........................................................................      100.0%     100.0%     100.0%
Cost of sales......................................................................       58.2       58.1       59.4
                                                                                     ---------  ---------  ---------
Gross profit.......................................................................       41.8       41.9       40.6
Selling, delivery and administrative expenses......................................       36.2       36.8       36.7
Unusual impairment and other charges...............................................         --         --        3.1
                                                                                     ---------  ---------  ---------
Operating income...................................................................        5.6%       5.1%       0.8%
                                                                                     ---------  ---------  ---------
                                                                                     ---------  ---------  ---------

    The table below sets forth volume growth, excluding the impact of acquisitions, by brand for the periods indicated.

                                             % GROWTH         1997 BRAND         % GROWTH         1998 BRAND
                                           1997 VS. 1996       PORTFOLIO       1998 VS. 1997       PORTFOLIO
                                         -----------------  ---------------  -----------------  ---------------
PEPSI-COLA Trademark...................              0%               58%                4%               57%
MOUNTAIN DEW...........................             11                14                 8                14
DR. PEPPER.............................              7                 6                 3                 6
SEVEN-UP...............................              2                 3                (2)                3
LIPTON BRISK...........................             17                 3                17                 3
MUG....................................             10                 2                19                 2
AQUAFINA...............................             85                 1                63                 2
All Other..............................              8                13                 6                13
                                                    --                                  --
                                                                     ---                                 ---
Total..................................              4%              100%                5%              100%
                                                                     ---                                 ---
                                                                     ---                                 ---

FISCAL 1998 COMPARED TO FISCAL 1997

AMOUNTS IN MILLIONS                                                         1997       1998      $ CHANGE     % CHANGE
------------------------------------------------------------------------  ---------  ---------  -----------  -----------
REPORTED
Net sales...............................................................  $   6,592  $   7,041   $     449          6.8%
Operating income........................................................        335         55        (280)       (83.6)
EBITDA..................................................................        774        721         (53)        (6.8)

ONGOING*
Net sales...............................................................  $   6,592  $   7,041   $     449          6.8%
Operating income........................................................        335        277         (58)       (17.3)
EBITDA..................................................................        774        721         (53)        (6.8)

* Operating income excludes $222 million of unusual impairment and other charges in 1998. See Note 3 to the Combined Financial Statements.

    The table below sets forth volume and net sales growth by specified geographic region, excluding the impact of acquisitions and foreign currency fluctuations by assuming constant foreign exchange rates for the years presented.

                                                                                                                 CONTRIBUTION
                                                                                  CONTRIBUTION         NET         TO TOTAL
                                                                     VOLUME         TO TOTAL          SALES        NET SALES
                                                                     GROWTH       VOLUME GROWTH      GROWTH         GROWTH
                                                                   -----------  -----------------  -----------  ---------------
U.S. and Canada..................................................           5%             89%              5%            91%
Spain............................................................           6               8               7              9
Greece...........................................................           2               0               7              2
Russia...........................................................          21               3             (11)            (2)
                                                                           --                              --
                                                                                          ---                            ---
  Total..........................................................           5%            100%              5%           100%
                                                                                          ---                            ---
                                                                                          ---                            ---

    Worldwide case volume, based upon physical cases sold regardless of the volume contained in these cases, grew 7% with our combined U.S. and Canadian markets increasing 6% and international increasing 18%. International volume growth was led by Russia which increased 21%, excluding the impact of acquisitions, and Spain which increased 6%. Excluding the impact of acquisitions, volume increased 5% in our combined U.S. and Canadian markets, 6% in our international markets and 5% overall. Volume growth was led by cola products which were up 4%, led by the U.S. introduction of PEPSI ONE in the fourth quarter of 1998, which contributed one percentage point of total growth. MOUNTAIN DEW increased 8% and expanded distribution increased AQUAFINA volume by 63%.

    Worldwide net sales growth of 6.8% was fueled by strong volume gains and acquisitions of bottlers in the U.S., Canada and Russia. Net sales grew 5%, excluding the impact of acquisitions and foreign currency fluctuations. Volume gains contributed five percentage points of net sales growth. Unfavorable foreign currency fluctuations in Canada, Spain and Greece reduced net sales growth by one percentage point, while bottler acquisitions contributed three percentage points to net sales growth. Pricing was essentially flat in 1998 as compared to 1997 as a greater percentage of higher priced "single-serve" packages sold was offset by lower "take-home" package pricing in the combined U.S. and Canadian markets and promotional pricing relating to the U.S. introduction of PEPSI ONE in the fourth quarter of 1998.

    Ongoing operating income declined $58 million or 17.3% compared to 1997. Higher raw material costs in the U.S. and Canada, increases in selling and delivery expenses associated with significant investments in cold drink equipment consisting primarily of vending machines and coolers, and higher losses in Russia more than offset strong worldwide volume growth.

    - Cost of sales as a percentage of net sales increased from 58.1% in 1997 to 59.4% in 1998. This increase was primarily a result of margin declines in the take-home market and increases in concentrate costs. A greater percentage of sales in the higher margin cold drink channel was insufficient to offset those margin declines.

    - Selling, delivery and administrative expenses increased $158 million or 6.5% in 1998. Selling and delivery expenses grew at a rate faster than volume while our other administrative costs grew less than 1% in 1998. Our costs associated with selling and delivery grew faster than volume largely because we continued our program of heavy investment in vending machines and coolers, consistent with our long-term strategy to increase our presence in the cold drink segment of the industry in the U.S. and Canada. Spending on vending machines and coolers at customer locations in the combined U.S. and Canadian markets was approximately 20% higher in 1998 as compared to 1997, driving increases in the costs associated with placing, depreciating and servicing these assets.

    - Operating losses in Russia were $80 million in 1998 compared to $48 million in 1997. Volume increased 21% over 1997. However, net sales, excluding the impact of acquisitions, declined 11% in U.S. dollars due to the devaluation and the reduction in pricing resulting from the economic downturn. Our operating margins were further adversely affected since a substantial portion of our expenses are denominated in U.S. dollars. In addition, in February 1998 we acquired the remaining 75% interest in a Russian bottling joint venture that held the Pepsi franchise for part of that country. Our 1998 results reflect the full consolidation of this operation. Approximately 40% of our operating losses in Russia were the result of the additional 75% interest in this Russian bottling joint venture.

    In the fourth quarter of 1998, we recorded $222 million of charges relating to the following:

    - A charge of $212 million for asset impairment of $194 million and other charges of $18 million related to our Russian operations.

    - A charge of $10 million for employee related costs, mainly relocation and severance, resulting from the separation of Pepsi-Cola bottling and concentrate organizations to more effectively service retail customers in light of the expected conversion of PBG to public ownership.

    EBITDA declined $53 million or 6.8% in 1998 compared to 1997. This decline in EBITDA was lower than the decline in ongoing operating income due primarily to a significant increase in depreciation expense resulting from our investments in cold drink equipment, a non-cash expense not included in EBITDA.

    FOREIGN CURRENCY EXCHANGE GAINS/LOSSES

    Foreign currency exchange losses increased $28 million from a gain of $2 million in 1997 to a loss of $26 million in 1998. The devaluation of the Russian ruble in 1998 drove $21 million of this increase.

    INTEREST EXPENSE, NET

    Interest expense decreased $1 million in 1998 compared to 1997, reflecting higher interest income in Spain offset by an increase in PepsiCo's average borrowing rate from 6.2% to 6.4%.

    INCOME TAX EXPENSE

    Our effective tax rate in 1998 was a benefit of 24.0% compared to an expense of 48.7% in 1997. In 1998, we settled a dispute with the Internal Revenue Service regarding the deductibility of the amortization of acquired franchise rights resulting in a $46 million tax benefit in the fourth quarter. Also in 1998, our effective tax rate was increased due to the Russia impairment and other unusual charges for which we did not recognize a tax benefit. Excluding these items, our effective tax rate in 1998 would have been an expense of 0.9%, on income before income taxes of $20 million, driven by an increase in the mix of international income taxed at lower rates.

FISCAL 1997 COMPARED TO FISCAL 1996

AMOUNTS IN MILLIONS                                                         1996       1997      $ CHANGE      % CHANGE
------------------------------------------------------------------------  ---------  ---------  -----------  -------------
Net sales...............................................................  $   6,603  $   6,592   $     (11)         (0.2)%
Operating income........................................................        367        335         (32)         (8.7)
EBITDA..................................................................        792        774         (18)         (2.3)

    The table set forth below shows volume and net sales growth by specified geographic region, excluding the impact of acquisitions and foreign currency fluctuations by assuming constant foreign exchange rates for the years presented.

                                                                                  CONTRIBUTION          NET        CONTRIBUTION
                                                                     VOLUME         TO TOTAL           SALES         TO TOTAL
                                                                     GROWTH       VOLUME GROWTH       GROWTH          GROWTH
                                                                   -----------  -----------------  -------------  ---------------
U.S. and Canada..................................................           4%            111%               2%            116%
Spain............................................................          (2)             (5)              (2)             (9)
Greece...........................................................          (4)             (2)              (4)             (4)
Russia...........................................................         (18)             (4)              (4)             (3)
                                                                           --                                -
                                                                                          ---                              ---
  Total..........................................................           4%            100%               1%            100%
                                                                                          ---                              ---
                                                                                          ---                              ---

    Worldwide case volume, based upon physical cases sold regardless of the volume contained in the cases, grew 3% reflecting 4% growth in our combined U.S. and Canadian markets offset by an 8% decline in our international markets. Our international volume, excluding our St. Petersburg, Russia operations which we sold in 1997, was 4% lower than in the prior year, led by Russia which was down 18% and Spain which was down 2%. Excluding the impact of divestitures, worldwide volume grew 4%. The growth was driven by 11% volume growth in MOUNTAIN DEW, a 17% increase in LIPTON BRISK and a 10% increase in MUG. In addition, expanded distribution drove AQUAFINA volume up 85%, while the growth of cola products was flat.

    Worldwide net sales in 1997 declined by 0.2% compared to 1996. Excluding the impact of the sale of our St. Petersburg, Russia operations and foreign currency fluctuations, net sales grew 1%. Volume gains contributed four percentage points of net sales growth. Pricing declines resulting from the competitive pricing environment in the U.S. and Canada offset volume growth by approximately two percentage points. In addition, the combined effect of unfavorable foreign currency fluctuations, primarily in Spain, and the sale of our St. Petersburg, Russia operations also reduced net sales growth by two percentage points.

    Operating income in 1997 declined $32 million or 8.7% as compared to 1996. Results were impacted by significant competitive pricing pressures in our U.S. and Canadian markets and lower international volumes. These items more than offset the positive U.S. and Canadian volume growth and lower raw material costs in the majority of our markets.

    - Cost of sales as a percentage of net sales improved from 58.2% in 1996 to 58.1% in 1997. Significant declines in aluminum, plastic bottles and sweetener costs in 1997 were greater than the effect of the decline in pricing on net sales.

    - Selling, delivery and administrative expenses increased $33 million or 1.4% in 1997, somewhat slower than volume growth. Beginning in 1997, we began a multi-year investment in vending machines and coolers to increase our U.S. and Canadian presence in the cold drink channel. However, financial support received from PepsiCo for this initiative more than offset the incremental costs for placement and servicing of this equipment.

    EBITDA in 1997 declined $18 million or 2.3% as compared to 1996. This decline was lower than the decline in operating income due to increases in depreciation expense associated with our cold drink investment strategy.

    FOREIGN CURRENCY EXCHANGE GAINS/LOSSES

    Foreign currency exchange losses decreased $6 million from a loss of $4 million in 1996 to a gain of $2 million in 1997 driven primarily by favorable exchange rate movements in Spain.

    INTEREST EXPENSE, NET

    In 1997, net interest expense decreased $3 million or 1.3% due primarily to external debt reductions in our international markets.

    INCOME TAX EXPENSE

    Our effective tax rate in 1997 was 48.7% compared to 64.5% in 1996. The change was due primarily to no longer accruing for a disputed claim with the Internal Revenue Service regarding deductibility of the amortization of acquired franchise rights because we made substantial progress towards a satisfactory resolution of the dispute. The other significant factor was a change in the tax structure of some of our international operations, which enabled us to recognize a tax benefit on operating losses.

LIQUIDITY AND CAPITAL RESOURCES

    LIQUIDITY PRIOR TO AND UPON OUR SEPARATION FROM PEPSICO AND THE OFFERING

    Our capital investments and acquisitions have been financed by cash flow from operations and advances from PepsiCo. Under PepsiCo's centralized cash management system, PepsiCo deposited sufficient cash in our bank accounts to meet our daily obligations, and withdrew excess funds from those accounts. These transactions are included in advances from PepsiCo in the Combined Balance Sheets and Combined Statements of Cash Flows.

    FINANCING TRANSACTIONS

    On February 9, 1999, Bottling LLC issued $1 billion of 5 3/8% Senior Notes due 2004 and $1.3 billion of 5 5/8% Senior Notes due 2009. These Bottling LLC Notes are irrevocably and unconditionally guaranteed on a senior, unsecured basis by PepsiCo. The net proceeds from the sale of the Bottling LLC Notes were distributed by Bottling LLC to a subsidiary of PepsiCo.

    On February 25, 1999, PepsiCo sold $750 million of its Series A Senior Notes due 2000. PepsiCo's obligations under the Series A notes were assumed by us and became our unsecured senior obligations.

    On March 5, 1999, we issued $2.5 billion Series B Senior Notes due 2000. These notes were irrevocably and unconditionally guaranteed on a senior, unsecured basis by Bottling LLC. A substantial portion of the net proceeds from the sale of the Series B notes was applied against our intercompany obligations, which include advances from PepsiCo, and the balance is being used to pay a portion of the purchase price of bottling businesses acquired and to be acquired by us. The amounts applied exceeded the recorded amounts of advances from PepsiCo based on amounts at December 26, 1998 by $682 million because the amounts applied are based, in part, on the fair value of certain assets transferred to us in connection with our formation and the formation of Bottling LLC, which exceeded the book carrying value. The excess amount of proceeds applied to advances from PepsiCo will be treated for financial reporting purposes as a reduction of additional paid-in capital. These transactions are reflected in the unaudited Pro Forma Condensed Combined Financial Statements and the accompanying notes included elsewhere in this prospectus. All of the net proceeds of the offering, together, if necessary, with available cash will be used to repay the $2.5 billion Series B notes.

    On March 8, 1999, we issued $1.0 billion of Senior Notes due 2029. These notes were irrevocably and unconditionally guaranteed on a senior, unsecured basis by Bottling LLC. The net proceeds from the sale of these long-term notes will be used to repay the Series A notes described above, to repay intercompany obligations to PepsiCo and to pay a portion of the purchase price of bottling businesses to be acquired by us which are reflected in the unaudited Pro Forma Condensed Combined Financial Statements and the accompanying notes included elsewhere in the prospectus.

    We are currently in the process of negotiating a senior bank debt agreement as well as a commercial paper program, each of which will be guaranteed by Bottling LLC. We expect the bank debt agreement and the commercial paper program will provide $500 million of revolving credit capacity and be available for general corporate purposes, including working capital requirements. We expect these arrangements to be finalized around the time of the consummation of this offering. The revolving credit capacity is intended to replace our reliance on PepsiCo's centralized cash management system.

    Upon completion of the initial public offering and after giving effect to the foregoing financing transactions, we expect that we will have outstanding $1 billion of long-term indebtedness, guaranteed by Bottling LLC, and Bottling LLC will have outstanding $2.3 billion of long-term indebtedness guaranteed by PepsiCo.

    The debt levels reflected in our historical combined financial statements are based upon the debt we anticipate to have outstanding upon consummation of this offering and the application of the net proceeds. However, in the future, our level of debt will change depending on our liquidity needs and capital expenditure requirements, as well as our cash flow.

    Based upon current and anticipated levels of operations, we believe that our cash on hand and cash flow from operations, combined with borrowings available under the proposed bank facility, will be sufficient to enable us to meet our current and anticipated cash operating requirements, capital expenditures and working capital needs for the foreseeable future. However, actual capital requirements may change, particularly as a result of any acquisition which we may make. Our ability to meet current and anticipated operating requirements will depend upon our future performance, which, in turn, will be subject to general economic and competitive conditions and to financial, business and other factors, some of which may be beyond our control.

    CAPITAL EXPENDITURES

    We have incurred and will require capital for ongoing infrastructure, including investment in developing markets and acquisitions.

    - Our business requires substantial infrastructure investments to maintain our existing level of operations and to fund investments targeted at growing our business. Capital infrastructure expenditures totaled $418 million, $472 million and $507 million during 1996, 1997 and 1998, respectively. We believe that capital infrastructure spending will continue to be significant, driven by our increased investment in the cold drink channel. We anticipate investing approximately $2 billion in infrastructure over the next three years.

    - We intend to pursue acquisitions of independent PepsiCo bottlers in the U.S. and Canada, particularly in territories contiguous to our own, and expect that PepsiCo will help us identify these bottlers. These acquisitions will enable us to provide better service to our large retail customers as well as to reduce costs through economies of scale. We also plan to evaluate international acquisition opportunities as they become available.

    CUMULATIVE TRANSLATION ADJUSTMENT

    The cumulative translation adjustment account increased unfavorably by $35 million in 1998 as compared to 1997 due to erosion in the value of the Canadian dollar against the U.S. dollar, partially offset by a strengthening of the Spanish peseta. In 1997, the cumulative translation adjustment increased unfavorably by $82 million as compared to 1996 due primarily to declines in the value of the Spanish peseta and Canadian dollar against the U.S. dollar.

    Translation gains and losses arising from the re-measurement into U.S. dollars of the net monetary assets of our Russian operations are reflected as foreign exchange gains and losses in the Combined

Statements of Operations since Russia is considered a highly inflationary economy for accounting purposes.

CASH FLOWS

    FISCAL 1998 COMPARED TO FISCAL 1997

    Net cash provided by operations in 1998 improved to $625 million from $548 million in 1997 due primarily to the favorable effect of a three year insurance prepayment to a PepsiCo affiliate in 1997 and our continued focus on working capital management.

    Net cash used for investments was $1,046 million in 1998 compared to $564 million in 1997. In 1998, $546 million was utilized for the acquisition of bottlers in the U.S., Canada and Russia compared to $3 million in 1997. In addition, we continued to invest heavily in cold drink equipment in the U.S. and Canada.

    The net cash used for investments in 1998 was financed through normal operating activities, advances from PepsiCo and proceeds from short-term borrowings. The total net cash provided by financing activities in 1998 was $370 million.

    FISCAL 1997 COMPARED TO FISCAL 1996

    Net cash provided by operations in 1997 increased to $548 million from $451 million in 1996. This improvement was driven by a focus on working capital management, partially offset by prepayment of insurance to an affiliate of PepsiCo.

    Net cash used for investments was $564 million in 1997, as compared to $376 million in 1996. In 1997, we began an initiative to significantly increase the amount of cold drink equipment in the combined U.S. and Canadian markets. Also contributing to this increase were additional investments made in the Russian joint venture and increased payments for non-current and other assets.

    In 1997, we received $161 million in advances from PepsiCo. This financing was primarily used to repay short and long-term borrowings and make capital investments. Our remaining capital needs were funded by normal operating activities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    We are exposed to various market risks including commodity prices, interest rates on our debt and foreign exchange rates.

    COMMODITY PRICE RISK

    We are subject to market risks with respect to commodities because our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate.

    We use futures contracts and options on futures in the normal course of business to hedge anticipated purchases of certain raw materials used in our manufacturing operations. There were no outstanding contracts at December 27, 1997. The table below presents information on contracts outstanding at December 26, 1998 for aluminum purchases. All of these contracts mature in 1999.

                                                                                FUTURES CONTRACTS      OPTIONS
                                                                              ---------------------  -----------
                                                                                    (DOLLARS IN MILLIONS)
Volume (thousands of metric tons)...........................................               13                38
Carrying amount.............................................................        $      --         $       1
Fair value amount...........................................................        $      (1)        $       1
Notional amount.............................................................        $      17         $      53

    INTEREST RATE RISK

    Historically, we have had no material interest rate risk associated with debt used to finance our operations due to limited third party borrowings. Subsequent to the offering, we intend to manage our interest rate exposure using both financial derivative instruments and a mix of fixed and floating interest rate debt.

    FOREIGN CURRENCY EXCHANGE RATE RISK

    Operating in international markets involves exposure to movements in currency exchange rates. Currency exchange rate movements typically also affect economic growth, inflation, interest rates, government actions and other factors. These changes can cause us to adjust our financing and operating strategies. The discussion below of changes in currency exchange rates does not incorporate these other economic factors. For example, the sensitivity analysis presented in the foreign exchange discussion below does not take into account the possibility that rates can move in opposite directions and that gains from one category may or may not be offset by losses from another category.

    Operations outside the U.S. constitute approximately 16% of our net sales. As currency exchange rates change, translation of the statements of operations of our international businesses into U.S. dollars affects year-over-year comparability. We have not hedged translation risks because cash flows from international operations have generally been reinvested locally, nor historically have we entered into hedges to minimize the volatility of reported earnings. We estimate that a 10% change in foreign exchange rates would affect reported operating income by less than $25 million.

    Foreign exchange gains and losses reflect transaction and translation gains and losses arising from the re-measurement into U.S. dollars of the net monetary assets of businesses in highly inflationary countries. Russia is considered a highly inflationary economy for accounting purposes and all foreign exchange gains and losses are included in the Combined Statements of Operations.

    On January 1, 1999, eleven member countries of the European Union established fixed conversion rates between their existing, or legacy, currencies and one common currency, the Euro. The Euro trades on currency exchanges and may be used in business transactions. Conversion to the Euro eliminated currency exchange rate risk between member countries. Beginning in January 2002, new Euro-denominated bills and coins will be issued, and legacy currencies will be withdrawn from circulation.

    Spain is one of the member countries that instituted the Euro and we have established plans to address the issues raised by the Euro currency conversion. These issues include, among others, the need to adapt computer and financial systems, business processes and equipment such as vending machines, to accommodate Euro-denominated transactions and the impact of one common currency on cross-border pricing. Since financial systems and processes currently accommodate multiple currencies, we do not expect the system and equipment conversion costs to be material. Due to numerous uncertainties, we cannot reasonably estimate the long-term effects one common currency may have on pricing, costs and the resulting impact, if any, on financial condition or results of operations.

YEAR 2000

    Many computerized systems and microprocessors that are embedded in a variety of products used by us have the potential for operational problems if they lack the ability to handle the transition to the Year 2000. We have established teams to identify and correct Year 2000 issues. We have engaged IBM to help set testing strategy and complete some of the offsite remediation. Information technology systems with non-compliant code are expected to be modified or replaced with systems that are Year 2000 compliant. Similar actions are being taken with respect to systems embedded in manufacturing and other facilities. The teams are also charged with investigating the Year 2000 readiness of suppliers, customers and other third parties and with developing contingency plans where necessary.

    Key information technology systems have been inventoried and assessed for compliance, and detailed plans are in place for required system modifications or replacements. Remediation and testing activities are well underway with approximately 81% of the systems already compliant. This percentage is expected to increase to 95% and 99% by the end of the first and second quarters of 1999, respectively. Inventories and assessments of systems embedded in manufacturing and other facilities are in progress and expected to be complete by year-end; remediation began in the fourth quarter of 1998 with a mid-year 1999 target completion date. Independent consultants are monitoring progress against remediation programs and performing tests at certain key locations. In addition, the progress of the programs is also monitored by senior management and the boards of directors of PepsiCo and PBG.

    Our most significant exposure arises from our dependence on high volume transaction processing systems, particularly for production scheduling, inventory cost accounting, purchasing, customer billing and collection, and payroll. We anticipate that any corrective actions to these applications will be completed by the end of the second quarter in 1999.

    We have contacted the key suppliers that are critical to our production processes. There are approximately 150 key suppliers, all of whom responded to our initial request for information about their remediation plans. We are now in the process of visiting the 60 suppliers we have identified as presenting the greatest risk. These suppliers have been selected either because of our dependence on them or because of concerns regarding their remediation plans. To date we have not identified any key suppliers who will not be Year 2000 compliant. We will, however, develop contingency plans for the non-compliance of key suppliers during 1999. We have also contacted significant customers and PepsiCo joint venture partners who manufacture certain LIPTON and STARBUCKS products that we sell and have begun to survey their Year 2000 remediation programs. Risk assessments and contingency plans, where necessary, will be finalized in the second quarter of 1999.

    Costs directly related to Year 2000 issues are estimated to be $56 million, of which $26 million was spent in 1998 and $7 million in 1997. We have redeployed approximately 160 employees to support this work as well as engaged over 100 independent contractors. Approximately one-half of the total estimated spending represents costs to modify existing systems, which includes the inventory, assessment, remediation, testing and rollout phases. The remaining dollars represent spending for the development, testing and rollout of new systems to replace older, non-compliant applications. This estimate assumes that we will not incur any costs on behalf of our suppliers, customers or other third parties. These costs will not necessarily increase our normal level of spending on information technology due to the deferral of other projects to enable us to focus on Year 2000 remediation.

    Contingency plans for Year 2000 related interruptions are being developed and will include, but not be limited to, the development of emergency backup and recovery procedures, remediation of existing systems parallel with installation of new systems, replacement of electronic applications with manual processes, identification of alternate suppliers and an increase in raw material and finished goods inventory levels. All plans are expected to be completed by the end of the second quarter in 1999.

    In light of the foregoing, we do not currently anticipate that we will experience a significant disruption to our business as a result of the Year 2000 issue. Our most likely potential risk is a temporary inability of suppliers to provide supplies of raw materials or of customers to pay on a timely basis. We typically experience below average sales volume in January due to the seasonality of our business. In addition, we are not dependent on any single supplier location or PBG location for a critical commodity or product. Consequently we believe that in a worst case scenario any supply disruption can be minimized by drawing down inventories or increasing production at unaffected plants with some increase in distribution costs. We are testing electronic billing and payment systems during 1999 as part of our overall Year 2000 strategy and will work with customers that experience disruptions that might impact payment to us.

    Our Year 2000 efforts are ongoing and our overall plan, as well as the consideration of contingency plans, will continue to evolve as new information becomes available. While we anticipate no major interruption to our business activities, there is still uncertainty about the broader scope of the Year 2000 issue as it may affect us and third parties, including our suppliers and customers. For example, lack of readiness by electrical and water utilities and other providers of general infrastructure such as rail transportation, could, in some geographic areas, pose significant impediments to our ability to carry on normal operations in the areas affected. Accordingly, while we believe our actions in this regard should have the effect of lessening Year 2000 risks, we are unable to eliminate such risks or to estimate the ultimate effect of Year 2000 risks on our operating results.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.

    We are currently reviewing contracts with suppliers and others in order to determine whether there are terms in those contracts that represent embedded derivative instruments that, under SFAS 133, require separate accounting treatment. We have not yet completed that review. Historically, we did not utilize foreign currency or interest rate derivative financial instruments because we had no material interest rate risk due to our limited third party borrowings and did not hedge our foreign currency translation risk. We may utilize certain derivative financial instruments subsequent to the offering and, under SFAS 133, those instruments would be required to be recorded in the balance sheet at their fair value at the date of adoption. Since our review of our contracts is not complete and we have not yet made a determination of the nature and extent of our future use of derivative financial instruments, we are not yet able to make a determination of the impact of the adoption of SFAS 133 on our financial position and results of operations.

                                BUSINESS OF PBG

    PBG is the world's largest manufacturer, seller and distributor of Pepsi-Cola beverages, accounting for 55% of the Pepsi-Cola beverages sold in the United States and Canada and 32% worldwide. Pepsi-Cola beverages sold by us include PEPSI-COLA, DIET PEPSI, MOUNTAIN DEW, LIPTON BRISK, LIPTON'S ICED TEA, 7UP outside the U.S., PEPSI MAX, PEPSI ONE, SLICE, MUG, AQUAFINA, STARBUCKS FRAPPUCCINO and MIRINDA. In some of our territories, we also have the right to manufacture, sell and distribute soft drink products of other companies, including DR PEPPER and 7UP in the U.S. Approximately 92% of our volume is sold in the United States and Canada and the remaining 8% is sold in Spain, Greece and Russia.

THE LIQUID REFRESHMENT BEVERAGE INDUSTRY

    OVERVIEW

    We believe we are well positioned to capitalize on industry trends in the liquid refreshment beverage industry. Liquid refreshment beverage annual retail sales in 1997 were more than $73 billion in the United States and Canada, and included the carbonated soft drink market, as well as markets for non-carbonated beverages sold in bottles and cans, such as waters, shelf-stable juices and juice drinks, sports drinks and tea and coffee drinks. PBG participates in a number of different markets in the liquid refreshment beverage industry.

    The following chart sets forth the category mix by volume for the U.S.:

     1997 CATEGORY MIX BY VOLUME--U.S. LIQUID REFRESHMENT BEVERAGE INDUSTRY

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

          SPORTS DRINKS                3%
Ready-to-drink Tea and Coffee              3%
Bottled Water                             16%
Shelf-stable Juices and Juice
Drinks                                     8%
Carbonated Soft Drinks                    70%

    Source: Beverage World

    The owners of beverage brands either manufacture and sell products themselves or appoint bottlers to sell, distribute and, in some cases, manufacture these products pursuant to licenses. Brand owners, such as PepsiCo, generally own both the beverage trademarks and the secret formulas for the concentrates, which they also manufacture and sell to their licensed bottlers. Brand owners also develop new products and packaging for use by their bottlers. Brand owners develop national marketing, promotion and advertising programs to support their brands and brand image, and lead and coordinate selling efforts with respect to national fountain, supermarket and mass merchandising accounts. They also provide local marketing support to their bottlers.

    Bottlers, such as PBG, are generally responsible for manufacturing, selling and distributing their products under the brand names they license from brand owners in their exclusive territories. For carbonated soft drink products, the bottler combines soft drink concentrate with sweeteners and carbonated water and packages this mixture in bottles or cans. Bottlers may also have licenses to manufacture syrup for sale to fountain accounts. Under these licenses, bottlers combine soft drink concentrate with sweeteners to manufacture syrup for delivery to fountain customers. For non-carbonated beverages, the bottler either manufactures and packages such products or purchases such products in finished form and sells them through its distribution system.

    The primary distribution channels for the retail sale of products in the beverage industry are supermarkets, mass merchandisers, vending machines, convenience and gas stores, fountain, such as restaurants or cafeterias, and other, which includes small groceries, drug stores and educational institutions. Channel mix refers to the relative size of the various distribution channels through which beverage products are sold. The largest channel in the United States and Canada is supermarkets but the fastest growing channels have been mass merchandisers, fountain and convenience and gas stores.

    The following chart sets forth the carbonated soft drink channel mix by volume in the U.S.:

                  1998 U.S. CARBONATED SOFT DRINK CHANNEL MIX

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

           VENDING                11%
Mass Merchandisers                    9%
Supermarkets and Other Retail        44%
Fountain and Restaurants             25%
Convenience and Gas Stores           11%

Source: Beverage Marketing Corporation

    Depending upon the size of the bottler and the particular market, a bottler delivers products through these channels using either a direct delivery system or a warehouse system. In a direct delivery system, a bottler delivers its product to a store, stocks the store's shelves and orders additional product when needed by the store. In a warehouse system, the bottler delivers beverages to a warehouse, and then the retailer or a third party delivers the product to a store. In its exclusive territories, each bottler is responsible for selling products and providing timely service to its existing customers and identifying and obtaining new customers. Bottlers are also responsible for local advertising and marketing, as well as the execution in their territories of national and regional selling programs instituted by brand owners. The bottling business is capital intensive. Manufacturing operations require specialized high-speed equipment, and distribution requires extensive placement of cold drink, vending and fountain equipment as well as investment in trucks and warehouse facilities.

    There are three soft drink bottling networks in the United States and
Canada:

    (1) the PepsiCo system, which includes PBG, Whitman Corporation and other independent PepsiCo bottlers;

    (2) the Coca-Cola system, which includes Coca-Cola Enterprises and Coca-Cola Bottling Co. Consolidated, as well as other independent Coca-Cola bottlers; and

    (3) the smaller independent bottlers of brands not associated with either PepsiCo or Coca-Cola.

    TRENDS IN THE LIQUID REFRESHMENT BEVERAGE INDUSTRY

    We believe that the following are the significant trends in the industry:

    -  GROWTH IN BEVERAGE SALES

           Liquid refreshment beverage sales have grown in recent years and this growth is expected to continue. From 1992 to 1997, average annual case sales of liquid refreshment beverages in the U.S. increased 6%, using a standard measure of cases containing the equivalent of 24 eight-ounce bottles. Carbonated soft drink sales increased 4% and non-carbonated soft drink sales increased 20% per annum over the same period. The volume contained in each physical case of product may differ because our products come in different package sizes.

    -  CHANGES IN CONSUMER LIFESTYLE

           The emergence of an "on-the-go" lifestyle in developed countries has resulted in increased dining out and demand for ready-to-drink beverages instead of drinks prepared at home. In addition, consumers are demanding packages that are easy to carry, close and reuse and that are available at convenient locations. As a result, convenience, packaging and product innovation have become important factors in consumers' purchasing decisions. To capitalize on this trend, bottlers and brand owners are:

       - making products easier to purchase and more readily available for consumption by expanding points of access, especially for cold single-serve products;

       -  creating innovative packaging; and

       -  developing new products.

           The market for cold drinks sold for immediate consumption is one of the fastest growing segments in the liquid refreshment beverage industry in the United States and Canada. Since a key to making a sale is having products close at hand, pursuing sales opportunities requires the placement of equipment that keeps products cold, including vending machines, glass door coolers and fountain dispensers, in a location where the consumer is likely to purchase a drink. As a result, bottlers, especially PBG and Coca-Cola Enterprises, are investing significant capital to increase the number of cold drink vending machines and coolers in the marketplace. Locations include restaurants, convenience and gas stores, schools and businesses and supermarkets and video stores. From 1995 through 1997, the number of vending machines in the U.S. marketplace increased more than 35%.

           Innovations in packaging have also addressed consumers' desire for convenience. Over the last 30 years, a variety of new sizes, shapes and configurations of packaging has been introduced. For instance, use of the 20-ounce plastic bottle has become increasingly popular because of its larger size and resealable cap, which allows for better portability in a single-serve package.

           In the past five years, the number of new product introductions in the liquid refreshment beverage industry has increased to satisfy consumers' desire for a wider choice of flavors and products. New products have included bottled teas, waters, juices, new age drinks and sports drinks, as well as new carbonated soft drinks. From 1992 to 1997, the volume of non-carbonated beverages in the U.S. has grown more than 80%, from approximately 700 million cases to 1.3 billion cases, using a standard measure of cases containing the equivalent of 24 eight-ounce bottles.

    -  CONSOLIDATION OF BOTTLERS

           The bottling industry has experienced significant consolidation in recent years. The reasons for this consolidation are the need to generate economies of scale and cost savings and the need to better sell to and service large regional and national accounts, such as supermarkets, restaurants and mass merchandisers, which have themselves been consolidating. Consolidation has also been driven by the estate planning needs of family-owned independent bottlers and competitive pressures to invest in manufacturing, distribution and information systems. We believe that these factors will result in continued consolidation of the bottling industry.

    -  INCREASE IN INTERNATIONAL OPPORTUNITIES

           Per capita carbonated soft drink beverage consumption varies considerably around the world. In 1998, U.S. per capita consumption was 878 eight-ounce servings. International per capita consumption is dramatically lower than in the United States and Canada. However, in many international markets consumption is growing rapidly. The following chart sets forth 1997 per capita consumption of carbonated soft drinks in selected countries:

              CARBONATED SOFT DRINK CONSUMPTION PER CAPITA IN 1997

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

               COUNTRIES IN WHICH WE OPERATE
U.S.                                          859
Mexico                                        495
Canada                                        460
UK                                            336
Greece                                        281
Spain                                         227
Poland                                        141
Russia                                         65
China                                          17
                          8 OZ. SERVINGS PER YEAR

           Generally, in international markets the variety of soft drink products is not as broad and the distribution channels are less developed than in the United States and Canada. In many markets outside the United States and Canada, soft drinks are established products but many opportunities for volume growth remain through basic improvements in distribution infrastructure, packaging innovation, the introduction of cold drink equipment and, in developed countries, modern large store merchandising and promotional techniques.

           Given the relatively low per capita consumption levels of carbonated soft drinks outside the United States and Canada, bottlers in international markets are increasingly focused on opportunities to grow through expansion of their distribution channels and product and packaging innovation. We believe that the greatest potential for volume growth lies in several less-developed markets, including Eastern Europe, Russia, China and India. In these markets, bottlers are attempting to take advantage of increases in consumers' disposable income, shifts in consumers' tastes to soft drinks and, in certain countries, the development of the local economy and its retail trade and infrastructure. Significant investments are being made in these markets by PepsiCo and others to develop basic infrastructure and build brand awareness.

STRATEGY TO ACHIEVE OUR GOALS

    Our strategy is intended to capitalize on the key trends in the beverage industry as well as our strengths, which include our broad portfolio of global brands supported by PepsiCo's marketing programs, an extensive range of products, an effective distribution system, scale in operations and purchasing and an experienced management team. In addition, our strategy focuses on improving our competitive position in areas where we have lagged our largest competitor in recent years. These areas are: the amount of investment in the cold drink business; the pace of consolidation of the U.S. and Canadian bottling system; and the improvement in market share outside the United States and Canada.

    We have designed our strategy to enable us to achieve our goals of growing EBITDA, earning a return on our investments in excess of our cost of capital and increasing our market share. The key elements of our strategy include:

    -  INCREASE COLD DRINK AVAILABILITY

           We intend to continue to invest significantly in placements of vending machines and coolers to increase cold drink availability in the marketplace. The market for cold drinks sold from vending machines and coolers for immediate consumption is one of the fastest growing and most profitable segments within the liquid refreshment beverage industry in the United States and Canada because of the emergence of an on-the-go lifestyle and the consumer's desire for convenience. This market is particularly attractive for us because the gross margins for product sold through cold drink equipment are significantly higher than those from sales of products for consumption at home. In the U.S., beverages sold cold constituted approximately 31% of our volume and 43% of our net sales in fiscal 1998. Since the key to making the sale is having our products close at hand, pursuing this sales opportunity requires the placement of equipment that keeps our product cold, including vending machines, glass door coolers and fountain dispensers, in a location where consumers live, work or play. Because consumers frequently desire to take the product with them, we have installed vending machines that can dispense the larger single-serve 20-ounce plastic bottles, which can be resealed and easily carried. In 1997, we began to increase significantly our placement of cold drink equipment, doubling the spending for new pieces of equipment placed in the market as compared to the prior year. In 1998, we added almost 300 employees in positions designed to service the equipment in the market. In 1997 and 1998, we placed approximately 175,000 new pieces of equipment into the market. We expect to continue this rapid pace of investment over the next several years.

    -  PURSUE ACQUISITIONS IN THE UNITED STATES AND CANADA

           We expect to play a key role in the consolidation of PepsiCo's United States and Canadian bottling system. We intend to pursue acquisitions of independent PepsiCo bottlers in the United States and Canada, particularly in territories contiguous to our own, and expect that PepsiCo will help us identify and acquire these bottlers. For example, in 1999, we acquired a small bottler in Watertown, New York and we have a preliminary understanding to acquire another small bottler in Fairfield, Connecticut. In the United States and Canada, we own 55% of the PepsiCo bottling system in terms of 1998 case sales using a standard measure of cases containing the equivalent of 24 eight-ounce bottles. More than 100 bottlers own the remaining 45%. Under the Pepsi beverage agreements, we may acquire independent PepsiCo bottlers in a significant portion of the remaining 45% of the United States and Canada, subject to PepsiCo's approval. These acquisitions will enable us to provide better service to our large retail customers as well as to reduce costs through economies of scale.

    -  INCREASE PRODUCTIVITY

           We are undertaking a number of initiatives to reduce costs by improving productivity and becoming more efficient in our operations. Over the last two years, in the United States and Canada, we have been engaged in a manufacturing and warehousing productivity program designed to maximize the capacity and efficiency of our production and warehousing labor and assets. As a result of this program, our manufacturing line efficiency increased 13%, resulting in lower annual operating costs and in capital investment savings. We expect to complete the first phase of this program by the end of 1999, and have already begun planning for a second phase, which we believe will generate additional labor and asset productivity gains by further improving our product supply chain management, from buying raw materials to stocking retailers' shelves.

    -  EXPAND BUSINESS WITH OUR KEY RETAIL CUSTOMERS

           In addition to adding points of access for cold drinks, we intend to grow our business with key retail customers. Our principal method will be to improve our retail presence through increased promotional frequency and in-store product inventory--on the shelf, on display and in the cooler--while remaining price competitive. In 1998, we reorganized our field sales teams to provide dedicated focus on large retail customers, small retail customers and on-premise or cold drink accounts. We believe this step will enable us to provide significantly better customer service and will stimulate growth.

           We believe our "category management" selling technique and "Power of One" approach to marketing provide us with a competitive advantage in retail chains. Our category management selling approach involves recommending to our retailers merchandising strategies and retail space allocation policies for a portfolio of beverage categories, as opposed to a specific brand. These policies maximize the strength and profitability of the entire beverage category for the retailer, not just a particular brand. Given the strength of the products we distribute in channels where the consumer is free to choose any brand, we believe the category management approach aligns our objectives with those of the retailer and constitutes a competitive advantage.

           In the last two years, we have expanded our joint selling and promotional efforts with PepsiCo's snack division, Frito-Lay, a concept we call "Power of One." This includes take-home promotional and display programs in supermarkets as well as single serve promotions in convenience and gas stores, such as combo pricing for a snack and beverage. The synergies of soft drinks and salty snacks and Frito-Lay's strength in the salty snack category make this combination a competitive advantage.

    -  CAPITALIZE ON DISTRIBUTION AND BRAND STRENGTHS

           We intend to take advantage of opportunities to increase our penetration in our exclusive territories and capitalize on the strength of PepsiCo's brand portfolio, which are some of the world's best recognized trademarks. For instance, MOUNTAIN DEW has been the fastest growing major soft drink brand in the U.S. over the last ten years and is now the fourth largest carbonated soft drink brand, after Coca-Cola, PEPSI-COLA and Diet Coke, sold in the U.S., using a standard measure of cases containing the equivalent of 24 eight-ounce bottles. It is larger than Sprite and more than twice the size of 7UP. Nevertheless, there remain many markets and distribution channels where MOUNTAIN DEW is under-represented. In addition, we intend to build upon the initial success of PEPSI ONE, our new one calorie cola which was introduced across the United States in October 1998. Although AQUAFINA only reached national distribution in 1998, it is already the number two bottled water in convenience and gas stores and number six in supermarkets. AQUAFINA presents significant opportunities for sales expansion because the bottled water segment is highly fragmented and growing rapidly. Our non-carbonated beverage portfolio, in addition to AQUAFINA, includes the number one ready-to-drink packaged tea, LIPTON, and the only national ready-to-drink coffee beverage, STARBUCKS FRAPPUCCINO. Taken together, our broad product portfolio provides an advantage in selling to many customers.

           In the U.S. in 1998, the Pepsi-Cola beverages we sell had a 31% share of the carbonated soft drink market as compared to the brands of Coca-Cola, which had a 45% share. However, excluding fountain sales, where the consumer typically does not have a choice due to exclusive agreements, the market share difference narrowed significantly, with Pepsi-Cola beverages having 26% and Coca-Cola brands having 28%, according to our estimates. In convenience and gas stores, where retail pricing, packaging and presentation are generally similar among brands, and therefore consumers are free to choose based on brand preference and taste, Pepsi-Cola beverages had the leading share, with 41%, as compared to 36% for Coca-Cola brands.

    -  GROW OUR INTERNATIONAL BUSINESS

           Internationally, low per capita consumption levels present opportunities for volume growth. We will implement distribution and marketing initiatives tailored to each of our international markets in order to take advantage of these opportunities. We intend to improve our operating and financial performance in Spain and Greece. Spain and Greece currently have per capita consumption of carbonated soft drinks of about 230 and 280 eight-ounce servings per year, respectively, less than one-third the U.S. per capita consumption. With low inflation, economic stability and a well-established carbonated soft drink industry, Spain and Greece offer many opportunities with respect to channel development and product and package innovation. Since a significant and growing portion of the volume is sold through traditional supermarkets and over-sized supermarkets, known as hypermarkets, there is opportunity to grow sales with modern merchandising and promotional programs focused on specific target audiences.

           We intend to improve our results in Russia, where infrastructure investments and the recent economic crisis have resulted in losses. In Russia, which is the world's seventh most populous nation, per capita consumption of carbonated soft drinks is only about 65 eight-ounce servings per year, less than 10% of the U.S. per capita consumption. For per capita consumption growth to occur in Russia, our products need to be affordable for a large part of the population. Accordingly, we have taken steps to streamline our Russian operations and control costs in order to lower prices. Although the current economic and social situation in Russia presents significant challenges, we believe we have the expertise to take advantage of the longer-term opportunities Russia presents. We also plan to evaluate international acquisition opportunities as they become available.

PBG'S LIQUID REFRESHMENT BEVERAGE PRODUCTS AND PACKAGING

    Our portfolio of beverage products includes some of the best recognized trademarks in the world. While the majority of our volume is derived from brands licensed from PepsiCo and PepsiCo joint ventures, we also sell and distribute brands licensed from others. Our principal beverage brands are set forth below:

                                   UNITED STATES AND CANADA
----------------------------------------------------------------------------------------------
                                       BRANDS LICENSED
       BRANDS LICENSED                   FROM PEPSICO                  BRANDS LICENSED
         FROM PEPSICO                   JOINT VENTURES                   FROM OTHERS
------------------------------  ------------------------------  ------------------------------
PEPSI-COLA                      LIPTON BRISK                    7UP(2)
DIET PEPSI                      LIPTON'S ICED TEA               DIET 7UP(2)
MOUNTAIN DEW                    STARBUCKS FRAPPUCCINO(2)        DR PEPPER
DIET MOUNTAIN DEW                                               HAWAIIAN PUNCH(2)
CAFFEINE FREE PEPSI                                             SCHWEPPES
CAFFEINE FREE DIET PEPSI                                        OCEAN SPRAY
7UP(1)
7UP LIGHT(1)
PEPSI ONE(2)
PEPSI MAX(3)
WILD CHERRY PEPSI(2)
SLICE(2)
MUG
AQUAFINA
ALL SPORT


            SPAIN                           GREECE                          RUSSIA
------------------------------  ------------------------------  ------------------------------
                                 BRANDS LICENSED FROM PEPSICO
----------------------------------------------------------------------------------------------
PEPSI-COLA                      PEPSI-COLA                      PEPSI-COLA
PEPSI-COLA LIGHT                PEPSI-COLA LIGHT                7UP
PEPSI MAX                       PEPSI MAX                       7UP LIGHT
7UP                             7UP                             MIRINDA (flavors)
7UP LIGHT                       7UP LIGHT                       KAS (flavors and mixers)
KAS (juices, flavors and        IVI (waters and flavors)
  mixers)
RADICAL FRUIT

------------------------

    (1) The 7UP brand is owned by PepsiCo in Canada and by Cadbury Schweppes in the U.S.

    (2) U.S. only

    (3) Canada only

    Pepsi-Cola beverages have an approximately 31% share of the United States carbonated soft drink market. International market share measurements are less precise and change rapidly, particularly in developing markets. However, Pepsi-Cola beverages sold by us occupy a significant market position in their category in each of our international markets giving us critical mass in these markets. PEPSI-COLA consistently wins taste tests versus its primary competitor and has the leading market share in convenience and gas stores. Our three largest brands in terms of volume are PEPSI-COLA, DIET PEPSI and MOUNTAIN DEW, which together account for 75% of our volume in the U.S. as shown in the chart below:

                            1998 PBG U.S. BRAND MIX

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

DIET PEPSI    PEPSI      OTHER     MOUNTAIN DEW
16%               42%        25%             17%

    Our beverages are available in different package types, including two liter, one liter and 20-ounce bottles, and multi-packs of 6, 12, and 24 cans. Syrup is also sold in larger packages for fountain use. In our international markets, more than 75% of our volume is sold in cans or in non-returnable plastic bottles, using a standard measure of cases containing the equivalent of 24 eight-ounce bottles. Cans are the dominant package in the U.S., however, use of the resealable 20-ounce bottle has grown rapidly in the convenience and gas store channel where it is now 26% of physical cases sold in bottles and cans.

PBG'S EXCLUSIVE OPERATING TERRITORIES

    We have the exclusive right to manufacture, sell and distribute Pepsi-Cola beverages in all or a portion of 41 states, the District of Columbia, eight Canadian provinces, Spain, Greece and Russia.

                                     [MAP]

    In the U.S., where we bottle about 53% of total Pepsi-Cola beverages sold, our strongest regions include the northern New England states, the Mid-Atlantic states, Michigan and certain Southwestern states, as well as parts of northern and central California. We sold approximately 80% of the volume of all Pepsi-Cola beverages sold in Canada. Our strongest regions in Canada are Quebec and the Maritime Provinces, where we have a market share of approximately 40%.

    We focus on growing in local markets because there can be substantial differences with respect to share position, trade structure, channel mix and package mix not only between our international and combined U.S. and Canadian markets but also within the U.S. and Canadian market itself. For example, our share of the supermarket channel of carbonated soft drink beverages ranges from a low of 12% in Houston to 48% in Pittsburgh. In most markets, our share ranges from 25% to 35%.

SALES, MARKETING AND DISTRIBUTION OF PBG'S LIQUID REFRESHMENT BEVERAGE PRODUCTS

    Our sales and marketing approach varies by region and channel to respond to the unique local competitive environment. For us, the fastest growing channels are mass merchandisers, convenience and gas stores and vending. Developing a sales and marketing plan that manages channel mix and package mix is critical to our success. The following chart shows the relative importance of our U.S. and Canadian distribution channels by volume of physical cases:

           PBG U.S. AND CANADA 1998 PHYSICAL CASE VOLUME CHANNEL MIX

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

SUPERMARKETS AND OTHER RETAIL     64%
Fountain and Restaurants              6%
Convenience and Gas Stores           12%
Vending                              10%
Mass Merchandisers                    8%

    In the United States and Canada, the channels with larger stores can accommodate a number of beverage suppliers and, therefore, marketing efforts tend to focus on increasing the amount of shelf space and the number of displays in any given outlet. In locations where our products are purchased for immediate consumption, marketing efforts are aimed not only at securing the account but also on providing equipment that facilitates the sale of cold product, such as vending machines, glass door coolers and fountain equipment.

    An important aspect of our sales and marketing strategy involves working closely with PepsiCo to ensure that the mix of new products and packages it is developing meets the needs of customers in our particular markets. Product introductions such as PEPSI ONE, a one calorie cola launched in the fourth quarter of 1998, and AQUAFINA, PepsiCo's water brand, which achieved national distribution in 1998, further strengthen our portfolio of products. Package mix is an important consideration in the development of our marketing plans. Although some packages are more expensive to produce, in certain channels those packages may have a higher and more stable selling price. For example, packaged product that is sold cold for immediate consumption generally has better margins than product sold to take home.

    On a local level, we market our products with a number of specific programs and promotions, including sweepstakes, product tie-ins, associations with entertainment or athletic events, and joint marketing programs with local retailers. In addition, we have programs with local schools, universities and businesses through which we support certain programs or pay sponsorship fees in exchange for vending and fountain rights. We also implement local advertising campaigns on a cooperative basis with PepsiCo and work with PepsiCo on local media plans and signage promotions.

    In the United States and Canada, we distribute directly to a majority of customers in our licensed territories through a distribution system without using warehouse middlemen. Our approximately 10,000 member sales force is key to our selling efforts because its members interact continually with our customers to promote and sell our products. The members of our sales force deliver products on company-owned trucks directly to our retail customers. They then arrange the product on the shelves, build any displays previously agreed upon with the retailer and take the next delivery order. To ensure they have selling incentive, a large part of our route salesmen's compensation is made up of commissions based on revenues. Although route salesmen are responsible for selling to their customers, in certain markets and channels we use a pre-sell system, where we call accounts in advance to determine how much product to deliver and whether we will provide any additional displays. We are in the process of expanding this system because it is efficient and cost effective for many accounts. In our efforts to obtain new accounts we use 700 retail sales representatives who are responsible for calling on prospective new accounts, developing relationships, selling accounts and interacting with such accounts on an ongoing basis.

    In the United States and Canada, this direct delivery system is used for all packaged goods and some fountain accounts. We deliver fountain syrup to local customers in large containers rather than in packaged form. We have the exclusive right to sell and deliver fountain syrup to local customers in our territories. We have 400 managers who are responsible for calling on prospective fountain accounts, developing relationships, selling accounts and interacting with accounts on an ongoing basis. We also serve as PepsiCo's exclusive delivery agent in our territories for PepsiCo national fountain account customers that request direct delivery. We are also the exclusive equipment service agent for all of PepsiCo's national account customers in our territories.

    We believe our distribution system is highly effective. For example, we introduced PEPSI ONE in October 1998 and within four weeks achieved more than 80% distribution in the convenience and gas store, mass merchandise and supermarket channels in our exclusive territories in the United States.

    In international markets, we use both our direct distribution system and third party distributors or wholesalers. In the early stages of market development, it is more common to use third party distributors. As the market grows and reaches critical mass, there is generally a move toward direct distribution systems.

    In the less developed international markets, small format retail outlets play a larger role. However, with the emergence of larger, more sophisticated retailers in Spain and Greece, the marketing focus is increasingly similar to that of the United States and Canada.

RAW MATERIALS AND PROCESSES USED IN THE MANUFACTURING OF PBG'S PRODUCTS

    Expenditures for concentrate and packaging constitute our largest individual raw material costs, representing approximately 43% and 47%, respectively, of our total raw material costs.

    We buy various soft drink concentrates from PepsiCo and other soft drink companies whose products we bottle, and mix them in our plants with other ingredients, including carbon dioxide and sweeteners. Artificial sweeteners are included in the concentrates we purchase for diet soft drinks. The product is then bottled in a variety of containers ranging from 12-ounce cans to two liter plastic bottles to various glass packages, depending on market requirements.

    In addition to concentrates, we purchase sweeteners, glass and plastic bottles, cans, closures, syrup containers, other packaging materials and carbon dioxide. We generally purchase our raw materials, other than concentrates, from multiple suppliers. The Pepsi beverage agreements provide that, with respect to the soft drink products of PepsiCo, all authorized containers, closures, cases, cartons and other packages and labels may be purchased only from manufacturers approved by PepsiCo.

    We manufacture soft drink products using state-of-the-art processes that produce high quality finished products. The first step of the manufacturing process is to combine concentrate with sweeteners and other ingredients. Cans or bottles are then conveyed to a filling area, where syrups from the mixing tanks are combined with purified water. The liquid is then carbonated and filled at speeds frequently in excess of 1,200 cans per minute. Sealed cans and bottles are imprinted with date codes that permit us to monitor and replace inventory to provide fresh products.

INFORMATION TECHNOLOGY USED IN PBG'S OPERATIONS

    Information technology systems are critical to our ability to manage our business. Every day in the U.S. more than 7,000 trucks, on average, are dispatched to make deliveries to our customers. Our information technology systems enable us to coordinate this activity, from production scheduling and raw material ordering to truck routing and loading and customer delivery and invoicing.

    We depend upon standardized systems that can be maintained centrally but are available for decision making by our front line employees. We believe this is the most effective strategy to optimize our significant investment in information technology. We also believe that several recent initiatives have significantly contributed to our ability to service customers, reduce costs and improve efficiency.

    - HANDHELD SALES COMPUTERS. Handheld computers are used by all of our route salesmen in the United States and Canada and have been upgraded to provide customer sales trends, pricing and promotional information.

    - CUSTOMER SERVICE CENTER. Customer support activities in the U.S. such as telephone selling, billing and collection have been centralized in one location to best utilize investments in technology, people and process.

    - CUSTOMER EQUIPMENT TRACKING SYSTEM. With the significant investment in cold drink equipment, our customer equipment tracking system enables us to track equipment and coordinate service needs in the U.S., minimizing lost sales and equipment down-time.

COMPETITION

    The carbonated soft drink market and the non-carbonated beverage market are highly competitive. Our competitors in these markets include bottlers and distributors of nationally advertised and marketed products, bottlers and distributors of regionally advertised and marketed products, as well as bottlers of private label soft drinks sold in chain stores. We estimate that in 1997 the carbonated soft drink products of PepsiCo represented 31% of total carbonated soft drink sales in the United States. We estimate that in each U.S. territory in which we operate, between 65% and 85% of soft drink sales from supermarkets, drug stores and mass merchandisers are accounted for by us and our major competitor--Coca-Cola Enterprises or the local Coca-Cola bottler. We compete primarily on the basis of advertising to create brand awareness, price and price promotions, retail space management, customer service, consumer points of access, new products, packaging innovations and distribution methods. We believe that brand recognition is a primary factor affecting our competitive position.

EMPLOYEES OF PBG

    As of December 1998, we employed approximately 36,900 full-time workers, of whom approximately 33,000 were employed in the United States and Canada and approximately 11,500 of whom were union members. We consider relations with our employees to be good and have not experienced significant interruptions of operations due to labor disagreements.

    We have 159 contracts with our union employees worldwide, which expire at various times over the next five years. There are contracts covering approximately 2,350 employees that are up for renewal in 1999.

PBG'S PROPERTIES

    We operate 72 soft drink production facilities, eight of which are solely production facilities and 64 of which are combination production/distribution facilities. We also operate 319 distribution facilities. We believe that our bottling, canning and syrup filling lines and our distribution facilities are sufficient to meet present needs.

    We also own or lease and operate more than 16,500 vehicles, including delivery trucks, delivery and transport tractors and trailers and other trucks and vans used in the sale and distribution of our soft drink products. We also own or lease approximately 1.0 million soft drink dispensing and vending machines.

    In addition, we sublease our headquarters in Somers, New York from PepsiCo.

    We believe that our properties are in good operating condition and are adequate to serve our current operational needs.

LEGAL PROCEEDINGS RELATING TO PBG

    From time to time we are a party to various litigation matters incidental to the conduct of our business. There is no pending or threatened legal proceeding to which we are a party that, in the opinion of management, is likely to have a material adverse effect on our future financial results.

GOVERNMENTAL REGULATION APPLICABLE TO PBG

    Our operations and properties are subject to regulation by various federal, state and local governmental entities and agencies as well as foreign government entities. As a producer of food products, we are subject to production, packaging, quality, labeling and distribution standards in each of the countries where we have operations, including, in the United States, those of the federal Food, Drug and Cosmetic Act. The operations of our production and distribution facilities are subject to various federal, state and local environmental laws and workplace regulations. These laws and regulations include, in the United States, the Occupational Safety and Health Act, the Unfair Labor Standards Act, the Clean Air Act, the Clean Water Act and laws relating to the maintenance of fuel storage tanks. We believe that our current legal and environmental compliance programs adequately address such concerns and that we are in substantial compliance with applicable laws and regulations. We do not anticipate making any material expenditures in connection with environmental remediation and compliance. However, compliance with, or any violation of, current and future laws or regulations could require material expenditures by us or otherwise have a material adverse effect on our business, financial condition and results of operations.

    BOTTLE AND CAN LEGISLATION

    In all but a few of our United States and Canadian markets, we offer our bottle and can beverage products in non-returnable containers. Legislation has been enacted in certain states and Canadian provinces where we operate that generally prohibits the sale of certain beverages unless a deposit is charged for the container. These include Connecticut, Delaware, Maine, Massachusetts, Michigan, New York, Oregon, California, British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia and Quebec.

    Maine, Massachusetts and Michigan have statutes that require us to pay all or a portion of unclaimed container deposits to the state and California imposes a levy on beverage containers to fund a waste recovery system.

    In addition to the Canadian deposit legislation described above, Ontario, Canada currently has a regulation requiring that 30% of all soft drinks sold in Ontario be bottled in refillable containers. This regulation is currently being reviewed by the Ministry of the Environment.

    The European Commission has issued a packaging and packing waste directive which is in the process of being incorporated into the national legislation of the member states. This will result in targets being set for the recovery and recycling of household, commercial and industrial packaging waste and impose substantial responsibilities upon bottlers and retailers for implementation.

    We are not aware of similar material legislation being proposed or enacted in any other areas served by us. We are unable to predict, however, whether such legislation will be enacted or what impact its enactment would have on our business, financial condition or results of operations.

    SOFT DRINK EXCISE TAX LEGISLATION

    Specific soft drink excise taxes have been in place in certain states for several years. The states in which we operate that currently impose such a tax are West Virginia, Arkansas, North Carolina, South Carolina, Tennessee and, with respect to fountain syrup only, Washington. Although soft drink excise tax legislation is currently in place in North Carolina and South Carolina, new legislation has been enacted that phases out such taxes by the end of the year 2000 in North Carolina and 2002 in South Carolina.

    Value-added taxes on soft drinks vary in our territories located in Canada, Spain, Greece and Russia, but are consistent with the value-added tax rate for other consumer products.

    We are not aware of any material soft drink taxes that have been enacted in any other market served by us. We are unable to predict, however, whether such legislation will be enacted or what impact its enactment would have on our business, financial condition or results of operations.

    TRADE REGULATION RELATING TO THE LIQUID REFRESHMENT BEVERAGE INDUSTRY

    As a manufacturer, seller and distributor of bottled and canned soft drink products of PepsiCo and other soft drink manufacturers in exclusive territories in the United States and internationally, we are subject to antitrust laws. Under the Soft Drink Interbrand Competition Act, soft drink bottlers operating in the United States, such as us, may have an exclusive right to manufacture, distribute and sell a soft drink product in a geographic territory if the soft drink product is in substantial and effective competition with other products of the same class in the same market or markets. We believe that there is such substantial and effective competition in each of the exclusive geographic territories in which we operate.

    Our operations in Spain and Greece are subject to the antitrust laws of the European Union, Spain and Greece. As a result of antitrust laws in the European Union, the beverage agreements applicable in Spain, unlike the Pepsi beverage agreements relating to our U.S. operations, do not prohibit the transshipment of Pepsi-Cola beverages into our exclusive territories in response to unsolicited orders. Our operations in Russia are subject to the trade practices laws of Russia.

    CALIFORNIA CARCINOGEN AND REPRODUCTIVE TOXIN LEGISLATION

    A California law requires that any person who exposes another to a carcinogen or a reproductive toxin must provide a warning to that effect. Because the law does not define quantitative thresholds below which a warning is not required, virtually all manufacturers of food products are confronted with the possibility of having to provide warnings due to the presence of trace amounts of defined substances. Regulations implementing the law exempt manufacturers from providing the required warning if it can be demonstrated that the defined substances occur naturally in the product or are present in municipal water used to manufacture the product. We have assessed the impact of the law and its implementing regulations on our beverage products and have concluded that none of our products currently require a warning under the law. We cannot predict whether or to what extent food industry efforts to minimize the law's impact on food products will succeed. We also cannot predict what impact, either in terms of direct costs or diminished sales, imposition of the law may have.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS OF PBG

    The following table sets forth certain information regarding our executive officers, senior management and directors, as of February 1999:

                        NAME                               AGE                            POSITION
-----------------------------------------------------      ---      -----------------------------------------------------
DIRECTORS AND EXECUTIVE OFFICERS:
Craig E. Weatherup...................................          53   Chairman of the Board, Chief Executive Officer and
                                                                      Director
Craig D. Jung........................................          45   Chief Operating Officer
John T. Cahill.......................................          41   Executive Vice President, Chief Financial Officer and
                                                                      Director
Pamela C. McGuire....................................          51   Senior Vice President, General Counsel and Secretary
Margaret D. Moore....................................          51   Senior Vice President and Treasurer
Peter A. Bridgman....................................          46   Senior Vice President and Controller

SENIOR MANAGEMENT:
Donald W. Blair......................................          40   Senior Vice President, Finance
Kevin L. Cox.........................................          35   Senior Vice President and Chief Personnel Officer
Eric J. Foss.........................................          40   Senior Vice President, Sales and Field Marketing
Gary K. Wandschneider................................          46   Senior Vice President, Operations

DIRECTORS OF PBG

    Our certificate of incorporation provides that the number of directors may be altered from time to time by a resolution adopted by our board of directors. However, the number of directors may not be less than two nor more than fifteen.

    The following individuals are directors of PBG. They will hold office until the first annual meeting of our stockholders after the offering, which is expected to be held in 2000.

    CRAIG E. WEATHERUP, 53, is the Chairman of our board and our Chief Executive Officer, and has served as a director of PepsiCo since 1996. Mr. Weatherup intends to resign as a director of PepsiCo on the date the offering is completed. Prior to becoming our Chairman and Chief Executive Officer, he served as Chairman and Chief Executive Officer of the Pepsi-Cola Company since July 1996. He was appointed President of the Pepsi-Cola Company in 1988, President and Chief Executive Officer of Pepsi-Cola North America in 1991, and served as PepsiCo's President in 1996. Mr. Weatherup is also a director of Federated Department Stores, Inc. and Starbucks Corporation.

    JOHN T. CAHILL, 41, is our Executive Vice President and Chief Financial Officer. He held the same position at the Pepsi-Cola Company from March until November 1998. Prior to that, Mr. Cahill was Senior Vice President and Treasurer of PepsiCo, having been appointed to that position in April 1997. Mr. Cahill joined PepsiCo in 1989, became Senior Vice President, Finance and Chief Financial Officer for KFC Corporation, a former subsidiary of PepsiCo, in 1993, and in 1996 he became Senior Vice President and Chief Financial Officer of Pepsi-Cola North America.

    The following individuals have agreed to serve as our directors and are expected to be elected at our first regular board meeting following the offering:

    LINDA G. ALVARADO, 46, is the President of Alvarado Construction, Inc., a general contracting firm specializing in commercial, industrial, environmental and heavy engineering projects. Ms. Alvarado assumed her present position in 1976. She is also a director of Pitney Bowes, Inc., Cyprus Amax Minerals Company, Engelhard Corp. and U.S. West, Inc.

    BARRY H. BERACHA, 57, has been the Chairman of the Board and Chief Executive Officer of The Earthgrains Company since 1993. Earthgrains was formerly part of Anheuser-Busch Companies, where Mr. Beracha served from 1967 to 1996. From 1979 to 1993, he held the position of Chairman of the Board of Anheuser-Busch Recycling Corporation. From 1976 to 1995, Mr. Beracha was also Chairman of the Board of Metal Container Corporation. Mr. Beracha is also a director of St. Louis University.

    THOMAS H. KEAN, 63, has been the President of Drew University since 1990 and was the Governor of the State of New Jersey from 1982 to 1990. Mr. Kean is also a director of Amerada Hess Corporation, Aramark Corporation, Bell Atlantic, Fiduciary Trust Company International and United Healthcare Corporation. He is also Chairman of Carnegie Corporation of New York.

    THOMAS W. JONES, 49, is the Co-Chairman and Chief Executive Officer of SSB Citi Asset Management Group, a position he assumed in October 1998. Previously Mr. Jones was Chairman and Chief Executive Officer of Salomon Smith Barney Asset Management. From 1989 to 1993, Mr. Jones was Chief Financial Officer of the Teachers Insurance and Annuity Association-College Retirement Equities Fund, where he also served as President and Chief Operating Officer from 1993 to 1997, and Vice Chairman from 1995 to 1997. He is also a director of Federal Home Loan Mortgage Corporation and Thomas & Betts.

    SUSAN KRONICK, 47, is Chairman and Chief Executive Officer of Burdines, a division of Federated Department Stores, a position she has held since June 1997. From 1993 to 1997, Ms. Kronick served as President of Federated's Rich's/Lazarus/Goldsmith's division. She spent the previous 20 years at Bloomingdale's, where her last position was as Senior Executive Vice President and Director of Stores. Ms. Kronick is also a director of Union Planters National Bank and Bank of Miami.

    ROBERT F. SHARPE, JR., 47, is Senior Vice President, Public Affairs, General Counsel and Secretary of PepsiCo. He joined PepsiCo in January 1998 as Senior Vice President, General Counsel and Secretary. Mr. Sharpe was Senior Vice President and General Counsel of RJR Nabisco Holdings Corp. from 1996 until 1998. He was previously Vice President, Tyco International Ltd. from 1994 to 1996 and Vice President, Assistant General Counsel and Secretary of RJR Nabisco Holdings Corp. and RJR Nabisco, Inc. from 1989 to 1994.

    KARL M. VON DER HEYDEN, 62, is a Director and Vice Chairman of the Board of PepsiCo, a position he has held since September 1996. He also served as Chief Financial Officer of PepsiCo until March 1998. Mr. von der Heyden was Co-Chairman and Chief Executive Officer of RJR Nabisco from March through May 1993 and Chief Financial Officer from 1989 to 1993. He served as President and Chief Executive Officer of Metallgesellschaft Corp. from 1993 to 1994, Mr. von der Heyden is also a director of Federated Department Stores, Inc. and Zeneca Group PLC.

BOARD COMPENSATION AND BENEFITS

    Employee directors will not receive additional compensation for serving on our board of directors. Non-employee directors will be compensated entirely in options to purchase our common stock and will receive an initial grant of options to purchase approximately $225,000 of common stock at the offering price. Options will be granted at fair market value at the grant date and be exercisable for ten years. Directors may annually convert their stock options into our common stock at a ratio of three options for each share of common stock. If a director converts all of his or her stock option grant, he or she would receive $75,000 of our common stock. Directors may also defer payment of their stock grant. The deferral will be in our common stock equivalents. Non-employee directors will also receive a one-time $25,000 grant of our common stock at the initial public offering price, which shares may not be sold until a director retires or resigns from our board of directors. Directors will not receive retirement, health or life insurance benefits.

COMMITTEES OF THE BOARD

    Our board has established an audit committee, an executive development and compensation committee, a nominating committee and an affiliated transactions committee. The members will all be non-employee directors.

    AUDIT/AFFILIATED TRANSACTIONS COMMITTEE RESPONSIBILITIES. Our audit/affiliated transactions committee will:

    - recommend to the board the selection, retention or termination of our independent auditors;

    - approve the level of non-audit services provided by the independent auditors;

    - review the scope and results of the work of our internal auditors;

    - review the scope and approve the estimated cost of the annual audit;

    - review the annual financial statements and the results of the audit with management and the independent auditors;

    - review with management and the independent auditors the adequacy of our internal accounting controls;

    - review with management and the independent auditors the significant recommendations made by the auditors with respect to changes in accounting procedures and internal accounting controls;

    - review and approve any transaction between us and PepsiCo, or any entity in which PepsiCo has a 20% or greater ownership interest, where the transaction is other than in the ordinary course of business and has a value of more than $10 million; and

    - report to the board on its review and make such recommendations as it deems appropriate.

    EXECUTIVE DEVELOPMENT AND COMPENSATION COMMITTEE RESPONSIBILITIES. Our executive development and compensation committee will:

    - administer our Long-Term Incentive Plan, Executive Incentive Compensation Plan and related programs;

    - approve, or refer to the board of directors for approval, changes in such plans and the compensation programs to which they relate; and

    - review and approve the compensation and development of our senior executives.

    NOMINATING COMMITTEE RESPONSIBILITIES.  The nominating committee will:

    - identify candidates for future board membership;

    - develop criteria for selection of candidates for election as directors;

    - propose to the board a slate of directors for election by the stockholders at each annual meeting; and

    - propose to the board candidates to fill board vacancies as they occur.

EXECUTIVE OFFICERS OF PBG

    In addition to Messrs. Weatherup and Cahill, the following persons are executive officers of PBG:

    CRAIG D. JUNG, 45, is our Chief Operating Officer. After joining PepsiCo more than 12 years ago, Mr. Jung worked in a variety of domestic and international operating assignments at Frito-Lay. He was named a Vice President of Sales at Frito-Lay in 1992, and became President of Hostess Frito-Lay in Canada in 1994. He joined Pepsi-Cola International as the Business Unit General Manager for South America in 1996, and was named President of the Pepsi-Cola Bottling Co. in 1997.

    PAMELA C. MCGUIRE, 51, is our Senior Vice President, General Counsel and Secretary. Ms. McGuire has had more than twenty years experience in the beverage business, serving as Vice President and Division Counsel of Pepsi-Cola since 1989, and, in March 1998, she was named Vice President and Associate General Counsel of the Pepsi-Cola Company.

    MARGARET D. MOORE, 51, is our Senior Vice President and Treasurer. In addition to serving in PepsiCo's Treasury, Planning and Human Resources Departments from 1973 to 1986, Ms. Moore has been PepsiCo's Vice President, Investor Relations, since 1987. Ms. Moore is also a director of Michael Foods, Inc.

    PETER A. BRIDGMAN, 46, is our Senior Vice President and Controller. Mr. Bridgman had been Vice President and Controller of the Pepsi-Cola Company since 1992, and had previously been Controller and Finance Director at Pepsi-Cola International.

SENIOR MANAGEMENT OF PBG

    DONALD W. BLAIR, 40, is our Senior Vice President of Finance. Mr. Blair was Pepsi-Cola International's Vice President of Finance from 1993 until 1996, when he joined Pizza Hut, Inc., a former subsidiary of PepsiCo, as Vice President, Planning. In 1997, he became Chief Financial Officer of the Pepsi-Cola Bottling Company.

    KEVIN L. COX, 35, is our Senior Vice President and Chief Personnel Officer. Mr. Cox has served as Director, Organizational Capability and Sales Development in the Pepsi-Cola Company from 1994 to 1995, and as Vice President, Organizational Capability from 1996 to 1997. Prior to assuming his present position, he was Senior Vice President, Human Resources, Pepsi-Cola Bottling Co.

    ERIC J. FOSS, 40, is our Senior Vice President of Sales and Field Marketing. From 1994 to 1996 Mr. Foss was General Manager of Pepsi-Cola North America's Great West Business Unit. Prior to assuming his present position, he was General Manager for the Central Europe Region for Pepsi-Cola International. Mr. Foss joined Pepsi-Cola in 1982, and has held a variety of other field and headquarters-based sales, marketing and general management positions.

    GARY K. WANDSCHNEIDER, 46, is our Senior Vice President, Operations, a position he held with the Pepsi-Cola Company since 1997. He also served as Vice President, Manufacturing and Logistics from 1995 to 1997, and, in 1994, as a General Manager of two of Pepsi-Cola's business units.

STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS OF PBG

    All of our capital stock is currently owned by PepsiCo and therefore none of our executive officers or directors own any of our capital stock. Certain officers, including the executive officers named in the Summary Compensation Table below, will be granted options to purchase shares of our common stock. No director or executive officer will own in excess of 1% of our common stock.

EXECUTIVE COMPENSATION

    Prior to the offering, all compensation paid to our executive officers was paid by PepsiCo and was attributable, at least in part, to services provided to PepsiCo's bottling business.

    The following table sets forth information concerning the compensation paid to our Chief Executive Officer and our four other most highly compensated executive officers during our fiscal year ended December 26, 1998.

                           SUMMARY COMPENSATION TABLE

                                                                                     1998 LONG-TERM
                                               1998 ANNUAL COMPENSATION               COMPENSATION
                                         -------------------------------------  -------------------------
                                                                                  AWARDS       PAYOUTS
                                                                                -----------  ------------

                                                                                  PEPSICO
                                                                                SECURITIES    LONG-TERM
                                                                 OTHER ANNUAL   UNDERLYING    INCENTIVE      ALL OTHER
                                           SALARY      BONUS     COMPENSATION     OPTIONS    PLAN PAYOUTS  COMPENSATION
NAME AND PRINCIPAL POSITION                 ($)         ($)           ($)           (#)          ($)          ($)(1)
---------------------------------------  ----------  ----------  -------------  -----------  ------------  -------------
Craig E. Weatherup
  Chairman and Chief Executive
  Officer..............................  $  792,307  $  844,000   $   131,182(2)    156,486(3)          --   $  11,698(4)

Craig D. Jung
  Chief Operating Officer..............     307,731     144,220         7,065       53,625(3)          --           --

John T. Cahill
  Executive Vice President and Chief
  Financial Officer....................     357,577     237,500         7,065       51,490(3)          --           --

Margaret D. Moore
  Senior Vice President and
  Treasurer............................     264,708     136,450         6,224       31,428(3)          --           --

Pamela C. McGuire
  Senior Vice President, General
  Counsel and Secretary................     217,408      93,680         4,949       17,066(3)          --           --

------------------------

(1) We pay a portion of the annual cost of life insurance policies on the lives of certain of our key employees. These amounts are included here. If a covered employee dies while employed by us, we are reimbursed for our payments from the proceeds of the policy.

(2) This amount includes $107,153 from the use of corporate transportation in 1998.

(3) All such options will vest and become exercisable at the date the offering is completed.

(4) Of this amount, $2,086 is for life insurance, as discussed in note (1) above, and $9,612 is preferential earnings on income deferred by Mr. Weatherup since 1986. In order to earn a preferential return, Mr. Weatherup elected a risk feature under which, if he terminated his employment, he would forfeit all his deferred income.

STOCK OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth information concerning grants of stock options made to the named executive officers during our fiscal year ended December 26, 1998. All grants relate to PepsiCo capital stock.

                   PEPSICO OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                POTENTIAL REALIZABLE
                                                                                                  VALUE AT ASSUMED
                                                                                                  ANNUAL RATES OF
                                                                                                    STOCK PRICE
                                                                                                  APPRECIATION FOR
                                                       INDIVIDUAL GRANTS                            OPTION TERM
                                     ------------------------------------------------------  --------------------------
                                      NUMBER OF
                                     SECURITIES     % OF TOTAL
                                     UNDERLYING       OPTIONS
                                       OPTIONS      GRANTED TO     EXERCISE OR
                                       GRANTED     EMPLOYEES IN    BASE PRICE   EXPIRATION
NAME                                   (#)(1)     FISCAL YEAR(2)    ($/SHARE)      DATE        5%($)(3)     10%($)(3)
-----------------------------------  -----------  ---------------  -----------  -----------  ------------  ------------
Craig E. Weatherup.................     156,486          0.507      $   36.50      1/31/08   $  3,592,082  $  9,103,041
Craig D. Jung......................      53,625          0.174          36.50      1/31/08      1,230,943     3,179,452
John T. Cahill.....................      51,490          0.167          36.50      1/31/08      1,181,935     2,995,256
Margaret D. Moore..................      31,428          0.102          36.50      1/31/08        721,419     1,828,217
Pamela C. McGuire..................      17,066          0.055          36.50      1/31/08        391,744       992,757

------------------------

(1) These options become exercisable on February 1, 2001. However, if the offering is completed, each of these options will vest and become exercisable on the date of the offering.

(2) Includes approximately 14,700,000 options granted to employees under PepsiCo's Share Power Stock Option Plan.

(3) The 5% and 10% rates of appreciation were set by the Securities and Exchange Commission and are not intended to forecast future appreciation, if any, of PepsiCo's capital stock. If PepsiCo's capital stock does not increase in value, then the option grants described in the table will be valueless.

    In addition to the option grants to executive officers named in the table above, each of these officers may receive an additional option grant or cash payment based upon achievement of PepsiCo performance objectives. The payments and option grants, if any, would be made on or about February 1, 2001. The obligations to make these grants will be assumed by us at the date of the offering, and we intend to set new performance targets based on our performance.

PEPSICO OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

    The following table sets forth information concerning option exercises with respect to PepsiCo capital stock by our executive officers named in the table above during our fiscal year ended December 26, 1998.

            AGGREGATED PEPSICO OPTION EXERCISES IN LAST FISCAL YEAR

                                                             NUMBER OF SECURITIES
                                                            UNDERLYING UNEXERCISED    VALUE OF UNEXERCISED IN-THE-
                                 SHARES                        OPTIONS AT FY-END      MONEY OPTIONS AT FY-END (1)
                              ACQUIRED ON       VALUE      -------------------------  ----------------------------
NAME                          EXERCISE (#)    REALIZED     EXERCISABLE UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----------------------------  ------------  -------------  ----------  -------------  -------------  -------------
Craig E. Weatherup..........      565,057    $18,521,040    1,236,238     1,945,326(2) $  31,842,379 $  35,860,759
Craig D. Jung...............           --             --      114,958       162,311(3)     2,666,813     1,403,184
John T. Cahill..............           --             --      209,523       153,858(3)     5,242,681     1,416,124
Margaret D. Moore...........       26,751        770,488      131,119        87,730(3)     3,085,501       864,181
Pamela C. McGuire...........       26,917        770,657      125,799        58,364(3)     3,219,509       610,244

------------------------

(1) The closing price of PepsiCo capital stock on December 24, 1998, the last trading day prior to PepsiCo's fiscal year end, was $40.4375 per share.

(2) If the offering is completed, 453,901 of these options will be cancelled and the remainder will become exercisable on the date the offering is completed.

(3) If the offering is completed, all of these options will become exercisable on the date the offering is completed.

PENSION PLANS

    Many of our salaried employees have been participants in PepsiCo's Salaried Employees Retirement Plan. At or prior to the consummation of the offering, we intend to adopt a PBG Salaried Employees Retirement Plan and a PBG Pension Equalization Plan on terms substantially similar to the comparable PepsiCo plans.

    Under the PBG plan, when an executive retires at the normal retirement age of 65, the approximate annual benefits payable after January 1, 1999 for the following pay classifications and years of service are:

                           YEARS OF SERVICE
               ----------------------------------------
REMUNERATION        30            35            40
-------------  ------------  ------------  ------------
 $   250,000   $    120,740  $    132,530  $    145,030
     500,000        245,740       270,030       295,030
     750,000        370,740       407,530       445,030
   1,000,000        495,740       545,030       595,030
   1,250,000        620,740       682,530       745,030
   1,500,000        745,740       820,030       895,030
   1,750,000        870,740       957,530     1,045,030
   2,000,000        995,740     1,095,030     1,195,030
   2,250,000      1,120,740     1,232,530     1,345,030
   2,500,000      1,245,740     1,370,030     1,495,030

    The pay covered by the pension plans noted above is based on the salary and bonus shown in the Summary Compensation Table above for each of the named executive officers. The years of credited service as of January 1, 1999 for the named executive officers are as follows: 24 years for Mr. Weatherup; 13 years for Mr. Jung; 9 years for Mr. Cahill; 25 years for Ms. Moore; and 21 years for Ms. McGuire.

NEW STOCK-BASED AND INCENTIVE PLANS OF PBG

  PBG LONG-TERM INCENTIVE PLAN

    GENERALLY. The PBG Long-Term Incentive Plan has been approved by our board of directors and by PepsiCo as our sole stockholder. The PBG Long-Term Incentive Plan provides for the grant of various types of long-term incentive awards to key employees. These awards may include non-qualified options to purchase shares of our common stock, performance units, incentive stock options, stock appreciation rights and restricted stock grants. The term of the PBG Long-Term Incentive Plan is two years.

    ADMINISTRATION. The PBG Long-Term Incentive Plan vests broad powers in the executive development and compensation committee of our board of directors to administer and interpret the PBG Long-Term Incentive Plan. The committee's powers include authority to select persons to be granted awards, to determine terms and conditions of awards, including the type, size and term of awards, to determine the time when awards will be granted and any conditions for receiving awards, to establish objectives and conditions for earning awards, and to determine whether such conditions have been met. The committee also has authority to determine whether payment of an award will be made at the end of an award period, or at the time of exercise, or deferred, and to determine whether payment of an award should be reduced or eliminated. The PBG Long-Term Incentive Plan grants powers to the executive development and compensation committee to amend and terminate the PBG Long-Term Incentive Plan.

    ELIGIBILITY. Key employees of PBG and its divisions, subsidiaries and affiliates have or will be granted awards under the PBG Long-Term Incentive Plan. The executive development and compensation committee may also grant awards to employees of a joint venture or other business in which we have a substantial investment, and may make awards to non-executive employees who are in a position to contribute to our success.

  STOCK OPTION GRANTS AS OF THE OFFERING

    As of the offering, the executive development and compensation committee of our board of directors intends to make the following stock option grants to our executive officers named in the tables above:

                                                                                            POTENTIAL REALIZABLE
                                                                                              VALUE AT ASSUMED
                                                                                                ANNUAL RATES
                                                                                               OF STOCK PRICE
                                                                                              APPRECIATION FOR
                                                INDIVIDUAL GRANTS                               OPTION TERM
                           -----------------------------------------------------------  ----------------------------
                           NUMBER OF
                           SECURITIES     % OF TOTAL
                           UNDERLYING       OPTIONS
                            OPTIONS       GRANTED TO      EXERCISE OR
                            GRANTED      EMPLOYEES IN     BASE PRICE     EXPIRATION
NAME                         (#)(1)       FISCAL YEAR      ($/SH)(2)        DATE            5%(3)         10%(3)
-------------------------  ----------  -----------------  -----------  ---------------  -------------  -------------
Craig E. Weatherup.......   1,020,408            8.9%      $   24.50             (1)    $  15,722,366  $  39,843,562
Craig D. Jung............     247,959            2.2           24.50             (1)        3,820,535      9,681,985
John T. Cahill...........     247,959            2.2           24.50             (1)        3,820,535      9,681,985
Margaret D. Moore........     110,204            1.0           24.50             (1)        1,698,015      4,303,105
Pamela C. McGuire........     134,694            1.2           24.50             (1)        2,075,352      5,259,350

------------------------

(1) These options will be granted as of the date the offering is completed and consist of non-qualified stock options. Except for the options granted to Mr. Weatherup, these options will become exercisable three years after the completion of the offering. One-third of Mr. Weatherup's options become exercisable one year after the offering date, one-third become exercisable two years after the offering date, and the remaining one-third become exercisable three years after the offering date. All of these options expire ten years after the offering date.

(2) Based upon an assumed public offering price of $24.50 per share, the midpoint of the range set forth on the cover page of this prospectus.

(3) The 5% and 10% rates of appreciation were set by the Securities and Exchange Commission and are not intended to forecast future appreciation, if any, of our common stock. If our common stock does not increase in value, than the option grants described in the table will be valueless.

  PBG EXECUTIVE INCENTIVE COMPENSATION PLAN

    GENERALLY. PBG's Executive Incentive Compensation Plan has been approved by our board of directors and by PepsiCo as our sole stockholder. The PBG Executive Incentive Plan provides for our executives to be granted annual cash incentive awards. The term of the plan is expected to be ten years.

    ADMINISTRATION. The PBG Executive Incentive Plan vests broad powers in the executive development and compensation committee to administer and interpret the PBG Executive Incentive Plan. The committee's powers include authority to select the persons to be granted awards, to determine the time when awards will be granted, and to determine and certify whether objectives and conditions for earning awards have been met. The committee also has authority to determine whether payment of an award will be made at the end of an award period or deferred, and to determine whether an award or payment of an award should be reduced or eliminated. The PBG Executive Incentive Plan grants broad powers to the executive development and compensation committee to amend and terminate the Plan.

  OTHER STOCK OWNERSHIP PROGRAMS

    OWNERSHIP GUIDELINES. We have adopted stock ownership guidelines for all of our senior executives. The guidelines provide that, within five years of the offering:

    - our Chief Executive Officer will own shares of our common stock with a value of at least five times his annual salary;

    - our Chief Operating and Chief Financial Officers will own shares with a value of at least three times their respective annual salaries; and

    - our other officers will own shares with a value at least equal to their respective annual salaries.

    Messrs. Weatherup and Cahill and Ms. Moore each have PepsiCo deferred income which will be transferred to PBG as of the offering. They have elected to transfer approximately $4,000,000, $1,000,000 and $250,000, respectively, from their deferral investments into a PBG phantom stock investment as of the offering. This transfer will satisfy all or substantially all of their respective PBG stock ownership requirements.

    FOUNDER'S GRANT. The executive development and compensation committee intends to make a one-time grant to each of our full-time employees below the middle-management level of options to purchase 100 shares of our common stock. These options will have an exercise price equal to the initial public offering price; will vest in three years; and will be exercisable for ten years after the date of grant.

               RELATIONSHIP WITH PEPSICO AND CERTAIN TRANSACTIONS

    In 1998 and prior years, there have been significant transactions between us and PepsiCo involving purchases of concentrate from PepsiCo, the provision of marketing and other support by PepsiCo, as well as the provision to us of administrative and other services by PepsiCo. See Note 17 to the notes to Combined Financial Statements. For purposes of governing certain on-going relationships between us and PepsiCo, we will enter into, or continue in effect, various agreements and relationships, including those described below. The agreements described below were negotiated in the context of our separation from PepsiCo and therefore are not the result of arm's-length negotiations between independent parties. There can be no assurance, therefore, that these agreements, or the transactions which they provide for will be on terms as favorable to us as could have been obtained from unaffiliated third parties.

    Some of the agreements summarized below are included as exhibits to the registration statement of which this prospectus is a part, and the following summaries are qualified completely by reference to such exhibits which are incorporated in this prospectus by reference.

RELATIONSHIP WITH PEPSICO AFTER THE OFFERING

    STOCK OWNERSHIP AND PARTICIPATION IN MANAGEMENT. Following the offering, PepsiCo will have approximately 43.5% of the combined voting power of all classes of our voting stock. We have been advised that PepsiCo has no present intention of disposing of any of the shares of our capital stock that it will own after the offering. As a major stockholder of PBG, PepsiCo will be able to significantly influence the outcome of all matters requiring stockholder action. Of the persons to be elected to our board, two are executive officers of PepsiCo, two are executive officers of PBG and the remainder are independent.

    CORPORATE OPPORTUNITIES. Our certificate of incorporation provides that PepsiCo has no duty to refrain from engaging in the same or similar activities as we do. Our certificate also provides that PepsiCo need not communicate to us, may pursue or acquire for itself, or may direct to another person, a corporate opportunity, without liability to us or our stockholders.

    DESCRIPTION OF BOTTLING AGREEMENTS. We have recently entered into a number of bottling agreements with PepsiCo. These bottling agreements consist of:

    (1) the master bottling agreement for cola beverages bearing the "PEPSI-COLA" and "PEPSI" trademark, including DIET PEPSI and PEPSI ONE in the United States;

    (2) bottling and distribution agreements for non-cola products in the United States;

    (3) a master fountain syrup agreement for fountain syrup in the United States; and

    (4) agreements similar to the master bottling agreement and the non-cola bottling agreements for each specific country, including Canada, Spain, Greece and Russia, as well as a fountain syrup agreement similar to the master syrup agreement for Canada.

    The master bottling agreement, the master syrup agreement, the non-cola bottling agreements and the country specific bottling agreements are referred to in this prospectus as the Pepsi beverage agreements.

    Set forth below is a description of the Pepsi beverage agreements and other bottling agreements to which we are a party.

    TERMS OF THE MASTER BOTTLING AGREEMENT. The master bottling agreement under which we manufacture, package, sell and distribute the cola beverages bearing the PEPSI-COLA and PEPSI trademarks was entered into in March 1999. The master bottling agreement gives us the exclusive right to distribute cola beverages for sale in specified territories in authorized containers of the nature currently used by us. The master bottling agreement provides that we will purchase our entire requirements of concentrates for the cola beverages from PepsiCo at prices, and on terms and conditions, determined from time to time by PepsiCo. The prices at which we purchase concentrate under the master bottling agreement and the level of advertising and marketing support provided by PepsiCo may vary materially from the levels provided historically. PepsiCo may determine from time to time what types of containers to authorize for use by us. PepsiCo has no rights under the master bottling agreement with respect to the prices at which we sell our products.

    Under the master bottling agreement we are obligated to:

    (1) maintain such plant and equipment, staff, and distribution and vending facilities that are capable of manufacturing, packaging and distributing the cola beverages in sufficient quantities to fully meet the demand for these beverages in our territories;

    (2) undertake adequate quality control measures prescribed by PepsiCo;

    (3) push vigorously the sale of the cola beverages in our territories;

    (4) increase and fully meet the demand for the cola beverages in our territories;

    (5) use all approved means and spend such funds on advertising and other forms of marketing beverages as may be reasonably required to meet the objective; and

    (6) maintain such financial capacity as may be reasonably necessary to assure performance under the master bottling agreement by us.

    The master bottling agreement requires us to meet annually with PepsiCo to discuss plans for the ensuing year and the following two years. At such meetings, we are obligated to present plans that set out in reasonable detail our marketing plan, including the introduction of any new beverage product or any change in the geographic area in which existing beverage products are distributed, management plan and advertising plan with respect to the cola beverages for the year. We must also present a financial plan showing that we have the financial capacity to perform our duties and obligations under the master bottling agreement for that year, as well as sales, marketing, advertising and capital expenditure plans for the two years following such year. PepsiCo has the right to approve such plans, which approval shall not be unreasonably withheld.

    If we carry out our annual plan in all material respects, we will be deemed to have satisfied our obligations to push vigorously the sale of the cola beverages and to increase and fully meet the demand for the cola beverages in our territories and to maintain the financial capacity required under the master bottling agreement. Failure to present a plan or carry out approved plans in all material respects would constitute an event of default that, if not cured within 120 days of notice of the failure, would give PepsiCo the right to terminate the master bottling agreement.

    If we present a plan that PepsiCo does not approve, such failure shall constitute a primary consideration for determining whether we have satisfied our obligations to maintain our financial capacity and to push vigorously the sale of the cola beverages and to increase and fully meet the demand for the cola beverages in our territories.

    If we fail to carry out our annual plan in all material respects in any segment of our territory, whether defined geographically or by type of market or outlet, and if such failure is not cured within six months of notice of the failure, PepsiCo may reduce the territory covered by the master bottling agreement by eliminating the territory, market or outlet with respect to which such failure has occurred.

    PepsiCo has no obligation to participate with us in advertising and marketing spending, but it may contribute to such expenditures and undertake independent advertising and marketing activities, as well as cooperative advertising and sales promotion programs that would require our cooperation and support. Although PepsiCo has advised us that it intends to continue to provide cooperative advertising funds, it is not obligated to do so under the master bottling agreement.

    The master bottling agreement provides that PepsiCo may in its sole discretion reformulate any of the cola beverages or discontinue them, with some limitations, so long as all cola beverages are not discontinued. PepsiCo may also introduce new beverages under the PEPSI-COLA trademarks or any modification thereof. If that occurs, we will be obligated to manufacture, package, distribute and sell such new beverages with the same obligations as then exist with respect to other cola beverages. We are prohibited from producing or handling cola products, other than those of PepsiCo, or products or packages that imitate, infringe or cause confusion with the products, containers or trademarks of PepsiCo. The master bottling agreement also imposes requirements with respect to the use of PepsiCo's trademarks, authorized containers, packaging and labeling.

    If we acquire control, directly or indirectly, of any bottler of cola beverages, we must cause the acquired bottler to amend its bottling appointments for the cola beverages to conform to the terms of the master bottling agreement.

    Under the master bottling agreement, PepsiCo has agreed not to withhold approval for any acquisition of rights to manufacture and sell PEPSI trademarked cola beverages within a specific area-- currently representing approximately 14% of PepsiCo's U.S. bottling system in terms of volume--if we have successfully negotiated the acquisition and, in PepsiCo's reasonable judgment, satisfactorily performed our obligations under the master bottling agreement. We have agreed not to acquire or attempt to acquire any rights to manufacture and sell PEPSI trademarked cola beverages outside of that specific area without PepsiCo's prior written approval.

    The master bottling agreement is perpetual, but may be terminated by PepsiCo in the event of our default. Events of default include:

    (1) our insolvency, bankruptcy, dissolution, receivership or the like;

    (2) any disposition of any voting securities of one of our bottling subsidiaries or substantially all of our bottling assets without the consent of PepsiCo;

    (3) our entry into any business other than the business of manufacturing, selling or distributing non-alcoholic beverages or any business which is directly related and incidental to such beverage business; and

    (4) any material breach under the contract that remains uncured for 120 days after notice by PepsiCo.

    An event of default will also occur if any person or affiliated group acquires any contract, option, conversion privilege, or other right to acquire, directly or indirectly, beneficial ownership of more than 15% of any class or series of our voting securities without the consent of PepsiCo. If the master bottling agreement is terminated, PepsiCo also has the right to terminate its other bottling agreements with us.

    We are prohibited from assigning, transferring or pledging the master bottling agreement, or any interest therein, whether voluntarily, or by operation of law, including by merger or liquidation, without the prior consent of PepsiCo.

    The master bottling agreement was entered into by us in the context of our separation from PepsiCo and, therefore, its provisions were not the result of arm's-length negotiations. Consequently, the agreement contains provisions that are less favorable to us than the exclusive bottling appointments for cola beverages currently in effect for independent bottlers in the United States.

    TERMS OF THE NON-COLA BOTTLING AGREEMENTS. The beverage products covered by the non-cola bottling agreements are beverages licensed to us by PepsiCo, consisting of MOUNTAIN DEW, DIET MOUNTAIN DEW, SLICE, MUG root beer and cream soda and ALL SPORT. The non-cola bottling agreements contain provisions that are similar to those contained in the master bottling agreement with respect to pricing, territorial restrictions, authorized containers, planning, quality control, transfer restrictions, term, and related matters. Our non-cola bottling agreements will terminate if PepsiCo terminates our master bottling agreement. The exclusivity provisions contained in the non-cola bottling agreements would prevent us from manufacturing, selling or distributing beverage products which imitate, infringe upon, or cause confusion with, the beverage products covered by the non-cola bottling agreements. PepsiCo may also elect to discontinue the manufacture, sale or distribution of a non-cola beverage and terminate the applicable non-cola bottling agreement upon six months notice to us.

    We also have an agreement with PepsiCo granting us the exclusive right to distribute AQUAFINA in our territories. We have the right to manufacture AQUAFINA in certain locations depending on the availability of appropriate equipment. The distribution agreement contains provisions generally similar to those in the master bottling agreement as to use of trademarks, trade names, approved containers and labels and causes for termination. However, the distribution agreement does not prevent us from distributing other bottled waters. The distribution agreement is for a limited term. Upon expiration of this term, PepsiCo may issue a perpetual license depending on whether we meet volume, distribution and marketing objectives described in the distribution license.

    TERMS OF THE MASTER SYRUP AGREEMENT. The master syrup agreement grants us the exclusive right to manufacture, sell and distribute fountain syrup to local customers in our territories. The master syrup agreement also grants us the right to act as a manufacturing and delivery agent for national accounts within our territories that specifically request direct delivery, without using a middleman. In addition, we are granted a right of first refusal to act as the manufacturer for fountain syrup to be delivered to national accounts that elect delivery through independent distributors. Under the master syrup agreement, we will have the exclusive right to service fountain equipment for all of the national account customers within our territories. The master syrup agreement provides that the determination of whether an account is local or national is in the sole discretion of PepsiCo.

    The master syrup agreement contains provisions that are similar to those contained in the master bottling agreement with respect to pricing, territorial restrictions with respect to local customers and national customers electing direct-to-store delivery only, planning, quality control, transfer restrictions and related matters. The master syrup agreement has an initial term of five years and is automatically renewable for additional five year periods unless PepsiCo terminates it for cause. PepsiCo has the right to terminate the master syrup agreement without cause at the conclusion of the initial five year period or at any time during a renewal term upon twenty-four months notice. In the event PepsiCo terminates the master syrup agreement without cause, PepsiCo is required to pay us the fair market value of our rights under such agreement.

    Our master syrup agreement will terminate if PepsiCo terminates our master bottling agreement.

    TERMS OF OTHER U.S. BOTTLING AGREEMENTS. The bottling agreements between us and other licensors of beverage products, including Cadbury Schweppes plc--for DR PEPPER, 7UP, SCHWEPPES and CANADA DRY, the Pepsi/Lipton Tea Partnership--for LIPTON BRISK and LIPTON'S ICED TEA and the North American Coffee Partnership--for STARBUCKS FRAPPUCCINO, contain provisions generally similar to those in the master bottling agreement as to use of trademarks, trade names, approved containers and labels, sales of imitations, and causes for termination. Some of these beverage agreements have limited terms and, in most instances, prohibit us from dealing in similar beverage products.

    TERMS OF THE COUNTRY SPECIFIC BOTTLING AGREEMENTS. The country specific bottling agreements contain provisions similar to those contained in the master bottling agreement and the non-cola bottling agreements and, in Canada, the master syrup agreement with respect to authorized containers, planning, quality control, transfer restrictions, causes for termination and related matters. These bottling agreements differ from the master bottling agreement because, except for Canada, they include both fountain syrup and non-fountain beverages. These bottling agreements also differ from the master bottling agreement with respect to term and contain certain provisions that have been modified to reflect the laws and regulations of the applicable country. For example, the bottling agreements in Spain do not contain a restriction on the sale and shipment of Pepsi-Cola beverages into our territory by others in response to unsolicited orders.

DESCRIPTION OF OTHER AGREEMENTS WITH PEPSICO

    We have entered into, or will enter into, other agreements with PepsiCo, governing the relationships between us and PepsiCo after the offering, and providing for the allocation of tax and other liabilities and obligations relating to periods prior to and after the offering. Copies of the forms of such agreements are filed as exhibits to the registration statement of which this prospectus is a part. We currently estimate that the fees that we will pay PepsiCo during fiscal 1999 under the agreements described below will be approximately $100 million in the aggregate. In addition, we anticipate that we will pay approximately $7 million in 1999 to PepsiCo for the sublease of our headquarters in Somers, New York.

    TERMS OF THE SHARED SERVICES AGREEMENT. We have entered into a shared services agreement with PepsiCo providing for various services to be provided by PepsiCo to us after the offering, and the fees and payment terms for each service. The shared services agreement provides that we will have the benefit of PepsiCo's scale and efficiencies in areas such as the procurement of raw materials, processing of accounts payable and credit and collection, certain tax and treasury services and information technology maintenance and systems development. In addition, we will continue to provide certain employee benefits services to PepsiCo.

    TERMS OF THE TAX SEPARATION AGREEMENT. We have entered into a tax separation agreement with PepsiCo, on our own behalf and on behalf of our respective consolidated tax groups, that reflects each party's rights and obligations with respect to payments and refunds of taxes attributable to periods beginning prior to and including the offering date and taxes resulting from transactions effected in connection with the offering. The tax separation agreement also expresses each party's intention with respect to certain of our tax attributes after the offering. The tax separation agreement provides for payments between the two companies for certain tax adjustments made after the offering that cover pre-offering tax liabilities. Other provisions cover the handling of audits, settlements, stock options, elections, accounting methods and return filing in cases where both companies have an interest in the results of these activities.

    TERMS OF THE EMPLOYEE PROGRAMS AGREEMENT. We have entered into an employee programs agreement with PepsiCo, which allocates assets, liabilities and responsibilities between the two parties with respect to employee compensation and benefit plans and programs and other related matters.

    TERMS OF THE SEPARATION AGREEMENT. We have entered into a separation agreement with PepsiCo which provides for books, records and personnel which we and PepsiCo will make available to each other from and after the offering. The separation agreement also provides for the assumption by us of liabilities relating to our bottling businesses and indemnification of PepsiCo with respect to such liabilities, other than the $2.3 billion of debt of Bottling LLC that has been unconditionally guaranteed by PepsiCo.

    Under the terms of the separation agreement, we have agreed to use our best efforts to release, terminate or replace, prior to August 1, 1999, all letters of credit, guarantees, other than the guarantee of the $2.3 billion of debt issued by Bottling LLC, and contingent liabilities relating to our bottling businesses for which PepsiCo is liable. After August 1, 1999, PepsiCo may remain liable for some of the letters of credit, guarantees and contingent liabilities which were not terminated or replaced and from which PepsiCo was not released prior to that date. Under the separation agreement, after August 1, 1999 we will pay a fee to PepsiCo with respect to any such letters of credit, guarantees, other than the guarantee of Bottling LLC's $2.3 billion of debt and contingent liabilities, until such time as they are released, terminated or replaced by our guarantee, a qualified letter of credit or cash collateral provided by us or on our behalf. We will be required to indemnify PepsiCo with respect to such letters of credit, guarantees, other than the guarantee of Bottling LLC's $2.3 billion of debt and contingent liabilities.

    TERMS OF THE REGISTRATION RIGHTS AGREEMENT. We have entered into a registration rights agreement with PepsiCo which allows PepsiCo to require us to register shares of our common stock owned by PepsiCo and to include such shares in any registration of common stock made by us in the future. We have agreed to cooperate fully in connection with any such registration and with any offering made under the registration rights agreement and to pay all costs and expenses, other than underwriting discounts and commissions, related to shares sold by PepsiCo in connection with any such registration.

    PEPSICO'S AGREEMENT TO COMBINE BOTTLING BUSINESSES WITH WHITMAN. On January 25, 1999, PepsiCo signed an agreement with Whitman Corporation providing for the combination of certain of PepsiCo's bottling businesses and assets in the Midwestern United States and Central Europe with those of Whitman in a newly created Whitman entity. The agreement provides that Whitman will assume liabilities associated with the U.S. operations of PepsiCo being transferred to it and will acquire certain of PepsiCo's operations in Central Europe for cash. PepsiCo will receive $300 million in net proceeds plus 35% of the common stock in the newly created Whitman entity. Whitman has agreed to undertake a stock repurchase program that is anticipated to raise PepsiCo's stake in the new Whitman to 40%. The transaction is subject to approval by regulators and by a majority vote of Whitman shareholders.

    The new Whitman will operate under bottling agreements with PepsiCo, containing terms which are similar to the Pepsi beverage agreements, including that:

    (1) Whitman will not acquire or attempt to acquire the right to manufacture or sell Pepsi-Cola trademark beverages outside of a specified area without PepsiCo's prior written consent; and

    (2) an acquisition in the specified territory would be subject to PepsiCo's approval.

    Because of the territorial restrictions on acquisitions in our master bottling agreement and the Whitman bottling agreements, PBG and Whitman will generally not be competing for acquisitions of Pepsi-Cola bottling territories in the United States unless PepsiCo consents. The new Whitman could also acquire international bottling territories which are of interest to us, with PepsiCo's consent.

    PepsiCo has agreed not to increase its ownership of the new Whitman's equity securities beyond 49%, except with the approval of the the new Whitman board of directors or under the terms of an offer made to all new Whitman shareholders.

    Whitman will also transfer to us prior to the offering bottling operations in Virginia, West Virginia and St. Petersburg, Russia. This transfer is not subject to approval by Whitman shareholders.

                             PRINCIPAL STOCKHOLDER

    Prior to this offering, PepsiCo owned 100% of our capital stock. Following the offering, PepsiCo will own 35.4% of our outstanding common stock and 100% of our outstanding Class B common stock.

    The following table sets forth, as of March 3, 1999, the beneficial ownership of PepsiCo's Capital Stock by each of our executive officers named in the Summary Compensation Table, each of our directors and all of our directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. Shares of PepsiCo capital stock subject to options that are currently exercisable or exercisable within 60 days of March 3, 1999 are deemed to be outstanding and beneficially owned by the person holding such options for the purpose of computing the number of shares beneficially owned and the percentage ownership of such person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the text below this table, and subject to applicable community property laws, such persons have sole voting and investment power with respect to all shares of the PepsiCo capital stock shown as beneficially owned by them.

    The shares shown in the table include 4,100,010 shares of PepsiCo capital stock which certain directors and executive officers have a right to acquire within 60 days. These shares include 1,457,678 shares which may be acquired pursuant to stock options which will become exercisable upon completion of the offering.

    The shares shown in the table do not include 310 shares held by children or spouses of directors or executive officers, or by trusts for the benefit of directors or executive officers, as to which beneficial ownership is disclaimed. The shares shown also include the following number of PepsiCo capital stock equivalents, which are held in PepsiCo's deferred income program: Craig E. Weatherup, 112,821; and all directors and executive officers as a group, 117,029 shares.

    Directors and executive officers as a group own less than 1% of outstanding capital stock.

   OWNERSHIP OF PEPSICO CAPITAL STOCK BY PBG EXECUTIVE OFFICERS AND DIRECTORS

                                                                       NUMBER OF SHARES OF
                                                                         PEPSICO CAPITAL
NAME AND ADDRESS OF                                                           STOCK
  BENEFICIAL OWNER                                                      BENEFICIALLY OWNED
---------------------------------------------------------------------  --------------------
Craig E. Weatherup...................................................         2,769,807
John T. Cahill.......................................................           368,381
Linda G. Alvarado....................................................           --
Barry H. Beracha.....................................................           --
Thomas H. Kean.......................................................             6,000
Thomas W. Jones......................................................           --
Susan Kronick........................................................           --
Robert F. Sharpe, Jr.................................................             1,000
Karl M. von der Heyden...............................................           352,890
Craig D. Jung........................................................           277,513
Pamela C. McGuire....................................................           202,763
Margaret D. Moore....................................................           249,620
All directors and executive officers as a group (13 persons).........         4,366,697

    One executive officer shares voting and investment control over 3,862 shares with his spouse.

                          DESCRIPTION OF CAPITAL STOCK

    The following summarizes important provisions of our capital stock and describes all material provisions of our certificate of incorporation and bylaws. This summary is qualified by our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part and by the provisions of applicable law.

DESCRIPTION OF COMMON STOCK AND CLASS B COMMON STOCK

    Our certificate of incorporation provides for two classes of capital stock, common stock, par value $.01, and Class B common stock, par value $.01, which are substantially identical, except with respect to voting rights. We refer to our common stock together with our Class B common stock as our capital stock. Our capital stock has no preemptive rights with respect to new stock we issue and no redemption or sinking fund provisions. All the shares of our capital stock to be issued upon completion of this offering will be fully paid and non-assessable.

    VOTING AND CONVERSION RIGHTS. Holders of common stock and Class B common stock generally have identical voting rights and vote together as a single class, except that holders of common stock are entitled to one vote per share and holders of Class B common stock are entitled to 250 votes per share. In addition, holders of common stock may not vote on an alteration or change in the powers or rights of the Class B common stock that does not adversely affect the rights of the common stock. Any amendment to our certificate of incorporation which would alter or change the powers, preferences or rights of the common stock or the Class B common stock must be approved by a majority of the votes cast by holders of shares affected by the proposed amendment, in addition to approval by a majority of the votes cast by holders of capital stock.

    Other than as set forth above, all matters to be voted on by stockholders must be approved by a majority of the votes cast by holders of the outstanding shares of common stock and Class B common stock. This would change if voting rights were granted in the future to holders of outstanding preferred stock. Holders of capital stock may not cumulate their votes for the election of directors.

    Each share of Class B common stock held by PepsiCo is, at PepsiCo's option, convertible into one share of common stock. Any Class B common stock transferred by PepsiCo to any person other than a PepsiCo affiliate or subsidiary will automatically convert into shares of common stock upon such transfer.

    DIVIDENDS AND DISTRIBUTIONS. Holders of common stock and holders of Class B common stock shall share equally on a per share basis in any dividends or distributions declared by our board of directors, unless in the future, holders of preferred stock have preferential dividend or distribution rights. In the case of dividends or distributions payable in capital stock, only shares of common stock shall be paid or distributed with respect to common stock and only shares of Class B common stock shall be paid or distributed with respect to Class B common stock. The number of shares of common stock and Class B common stock distributed on each share shall be equal in number. The shares of common stock and Class B common stock may not be reclassified, subdivided or combined unless such reclassification, subdivision or combination occurs simultaneously and in the same proportion for each class.

    In the event of any dissolution, liquidation or winding up of our affairs, after payment of amounts due to holders of preferred stock, our remaining assets and funds shall be distributed pro rata to the holders of capital stock, and the holders of common stock and Class B common stock shall be entitled to the same amount per share.

    MERGER. If we reorganize or consolidate or merge with another corporation, and shares of common stock or Class B common stock are converted into shares of stock and/or securities or property of another entity, the holders of common stock and Class B common stock will be entitled to receive the same per share consideration, unless unequal consideration is approved by a majority of the votes cast by holders of each class of capital stock.

PREFERRED STOCK

    Our board of directors has the authority, as limited by the Delaware General Corporation Law to authorize the issuance of preferred stock. The preferred stock may be divided into two or more series, with such preferences, limitations and relative rights as the Board may determine. However, no holder of preferred stock shall be entitled to receive, if we involuntarily liquidate, an amount in excess of $100 per share of preferred stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of PBG, and may adversely affect the voting and other rights of the holders of our common stock and Class B common stock. We have no current plan to issue any preferred stock.

DESCRIPTION OF PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

    CHANGE IN CONTROL. Under the terms of our certificate of incorporation, we have "opted-out" of Delaware's anti-takeover law. In general, Section 203 of the Delaware corporate law prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless, with certain exceptions, the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. It does not include "interested stockholders" prior to the time our common stock is listed on the NYSE. The existence of this provision would have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock.

    SPECIAL MEETINGS. The bylaws provide that special meetings of stockholders may be called at any time by our Chairman of the board or the board, and must be called by our Secretary upon the written request of stockholders holding of record at least 25% of the voting power of our capital stock issued and outstanding and entitled to vote at such meeting. Following the offering, PepsiCo will own capital stock representing 43.5% of the voting power of the capital stock. As a result, PepsiCo will be able to call a special meeting of stockholders to consider various corporate actions.

    STOCKHOLDER PROPOSALS. Our bylaws provide that for business proposed by a stockholder, other than director nominations, to be a proper subject for action at an annual meeting of stockholders, the stockholder must timely request that the proposal be included in our proxy statement for the meeting and such request must satisfy all of the provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. This provision may limit the ability of stockholders to bring business before an annual stockholders' meeting.

    CORPORATE OPPORTUNITIES. Our certificate of incorporation provides that PepsiCo shall have no duty to refrain from engaging in the same or similar activities as we do and, except as set out below, neither PepsiCo nor any of its officers, directors, or employees shall be liable to us or our stockholders by reason of any such activities. In the event that PepsiCo acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both PepsiCo and us, PepsiCo shall have no duty to communicate or offer such corporate opportunity to us. PepsiCo shall not be liable to us or our stockholders for breach of any fiduciary duty to us by reason of the fact that PepsiCo pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to us. PepsiCo currently owns interests in other domestic and international bottling companies and may offer opportunities to them which may be of interest to us.

    Where corporate opportunities are offered to persons who are directors or officers of both us and PepsiCo, our certificate of incorporation provides that such director or officer shall have fully satisfied his or her fiduciary duty to us and to our stockholders and will have no liability to us or our stockholders if such person acts in a manner consistent with the following policy:

    (1) a corporate opportunity offered to any person who is an officer of PBG and also a director of PepsiCo shall belong to us;

    (2) a corporate opportunity offered to any person who is one of our directors but is not one of our officers, and who is also a director or officer of PepsiCo, shall belong to us if such opportunity is expressly offered to such person in writing solely in his or her capacity as one of our directors, and otherwise shall belong to PepsiCo; and

    (3) a corporate opportunity offered to any person who is an officer of both us and PepsiCo shall belong to us.

    LIABILITY AND INDEMNIFICATION OF DIRECTORS. Our certificate of incorporation provides that, to the full extent from time to time permitted by law, no director shall be personally liable for monetary damages for breach of any duty as a director. Neither the amendment or repeal of this provision, nor the adoption of any provision of our certificate of incorporation which is inconsistent with this provision, shall eliminate or reduce the protection afforded by this provision with respect to any matter which occurred, or any suit or claim which, but for this provision would have accrued or arisen, prior to such amendment, repeal or adoption.

    While our certificate of incorporation provides directors with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate such duty. As a result, our certificate of incorporation will have no effect on the availability of equitable remedies such as an injunction or recission based on a director's breach of his or her duty of care.

    Our certificate of incorporation also provides that we shall, to the fullest extent from time to time permitted by law, indemnify our directors and officers against all liabilities and expenses in any suit or proceeding, arising out of their status as an officer or director or their activities in these capacities. We shall also indemnify any person who, at our request, is or was serving as a director, officer, partner, trustee, employee or agent of another corporation, joint venture, trust or other enterprise, or as a trustee or administrator under any employee benefit plan.

    The right to be indemnified shall include the right of an officer or a director to be paid expenses in advance of the final disposition of any proceeding, if we receive an undertaking to repay such amount unless it shall be determined that he or she is entitled to be indemnified. A person entitled to indemnification shall also be paid reasonable costs, expenses and attorneys' fees in connection with the enforcement of his or her indemnification rights.

    Our board of directors may take such action as it deems necessary to carry out these indemnification provisions, including adopting procedures for determining and enforcing indemnification rights and purchasing insurance policies. Our board of directors may also adopt bylaws, resolutions or contracts implementing indemnification arrangements as may be permitted by law. Neither the amendment or repeal of these indemnification provisions, nor the adoption of any provision of our certificate of incorporation inconsistent with these indemnification provisions, shall eliminate or reduce any rights to indemnification relating to their status or any activities prior to such amendment, repeal or adoption.

LISTING OF PBG COMMON STOCK

    We intend to list the common stock on the New York Stock Exchange under the symbol "PBG."

TRANSFER AGENT AND REGISTRAR FOR PBG COMMON STOCK

    The Transfer Agent and Registrar for the common stock is The Bank of New
York.

                        SHARES ELIGIBLE FOR FUTURE SALE

    After this offering, we will have 154,912,000 shares of common stock outstanding. If the underwriters exercise their over-allotment option in full, we will have a total of 169,912,000 shares of common stock outstanding. All of the common stock sold in this offering will be freely transferable without restriction or further registration under the Securites Act, except for shares acquired by our directors and senior officers. PepsiCo and our directors and senior officers who are purchasing common stock in this offering have agreed not to sell or dispose of any common stock for a period of 180 days after the date of this prospectus, without Merrill Lynch, Pierce, Fenner & Smith Incorporated's prior written consent. We can give no assurance concerning how long these parties will continue to hold their common stock after this offering.

    After this offering, PepsiCo will own 54,912,000 shares of our common stock. Any common stock held by one of our affiliates will be subject to the resale limitations required by Rule 144 under the Securities Act. Rule 144 defines an affiliate as a person that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with the issuer.

    After this offering, PepsiCo will be our affiliate. Therefore, as long as PepsiCo remains an affiliate, PepsiCo may sell our common stock only:

    - under an effective registration statement under the Securities Act;

    - under Rule 144; or

    - under another exemption from registration.

    PepsiCo is not under any contractual obligation to retain our common stock, except during the 180-day period noted above.

    In general, a stockholder subject to Rule 144 who has owned common stock of an issuer for at least one year may, within any three-month period, sell up to the greater of:

    - 1% of the total number of shares of common stock then outstanding; and

    - the average weekly trading volume of the common stock during the four weeks preceding the stockholder's required notice of sale.

    Rule 144 requires stockholders to aggregrate their sales with other affiliated stockholders for purposes of complying with this volume limitation. A stockholder who has owned common stock for at least two years, and who has not been an affiliate of the issuer for at least 90 days, may sell common stock free from the volume limitation and notice requirements of Rule 144.

    PepsiCo is entitled to require us to register our shares of common stock held by it for sale under the Securities Act after the expiration of the 180-day period noted above. See "Relationship with PepsiCo and Certain Transactions."

    We cannot estimate the number of shares of common stock that may be sold by third parties in the future because such sales will depend on market prices, the circumstances of sellers and other factors.

    In connection with this offering, we are granting options to purchase approximately 11,700,000 shares of our outstanding common stock. Immediately after this offering, we intend to file a registration statement on Form S-8 covering all options granted under the PBG Long-Term Incentive Plan. Shares of our common stock registered under this registration statement will be available for sale in the open market, subject to vesting restrictions. Any sales of these shares will be subject to the volume limitations of Rule 144 described above.

    Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that future sales of shares of our common stock or the availability of shares for sale would have on the prevailing market price of our common stock. Nevertheless, future sales by us or by PepsiCo of substantial amounts of our common stock, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                      FOR NON-U.S. HOLDERS OF COMMON STOCK

    The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner that is a non-U.S. holder. A non-U.S. holder is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign estate or trust.

    This discussion is based on the Internal Revenue Code of 1986, as amended, and administrative interpretations as of the date of this prospectus, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are advised to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

DIVIDENDS

    Subject to the discussion below, dividends, if any, paid to a non-U.S. holder of our common stock generally will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. For purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an income tax treaty, we ordinarily will presume that dividends paid on or before December 31, 1999 to an address in a foreign country are paid to a resident of such country, absent knowledge that such presumption is not warranted.

    Under the United States Treasury Regulations applicable to dividends paid after December 31, 1999, to obtain a reduced rate of withholding under a treaty, a non-U.S. holder generally will be required to provide an Internal Revenue Service Form W-8 BEN certifying such non-U.S. holder's entitlement to benefits under a treaty. These regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a non-U.S. holder that is an entity should be treated as paid to the entity or those holding an interest in that entity.

    There will be no withholding tax on dividends paid to a non-U.S. holder that are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States if a Form 4224, or, after December 31, 1999, a Form W-8 ECI, stating that the dividends are so connected is filed with us. Instead, the effectively connected dividends will be subject to regular U.S. income tax in the same manner as if the non-U.S. holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" which is imposed, under certain circumstances, at a rate of 30%, or such lower rate as may be specified by an applicable treaty, of the non-U.S. corporation's effectively connected earnings and profits, subject to certain adjustments.

    Generally, we must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Under the terms of tax treaties or other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

    Dividends paid to a non-U.S. holder at an address within the United States may be subject to backup withholding imposed at a rate of 31% if the non-U.S. holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and certain other information to us.

    Under current United States federal income tax law, backup withholding generally will not apply to dividends paid on or before December 31, 1999 to a non-U.S. holder at an address outside the United States, unless the payer has knowledge that the payee is a U.S. person. Under the regulations described above, however, a non-U.S. holder will be subject to backup withholding unless applicable certification requirements are met.

GAIN ON DISPOSITION OF COMMON STOCK

    A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless:

    (1) the gain is effectively connected with a trade or business of such holder in the United States;

    (2) in the case of certain non-U.S. holders who are non-resident alien individuals and hold our common stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition;

    (3) the non-U.S. holder is subject to tax pursuant to the provisions of the Internal Revenue Code regarding the taxation of U.S. expatriates; or

    (4) we are or have been a "U.S. real property holding corporation" within the meaning of Section 897(c)(2) of the Internal Revenue Code at any time within the shorter of the five-year period preceding such disposition or such holder's holding period.

    We are not, and do not anticipate becoming, a U.S. real property holding corporation.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING ON DISPOSITION OF
  COMMON STOCK

    Under current United States federal income tax law, information reporting and backup withholding imposed at a rate of 31% will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements will apply to a payment of disposition proceeds where the transaction is effected outside the United States by or through an office outside the United States of a broker that fails to maintain documentary evidence that the holder is a non-U.S. holder and that certain conditions are met or that the holder otherwise is entitled to an exemption, and the broker is:

    (1) a U.S. person;

    (2) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

    (3) a "controlled foreign corporation" for U.S. federal income tax purposes; or

    (4) effective after December 31, 1999, a foreign partnership (A) at least 50% of the capital or profits interest in which is owned by U.S. persons, or (B) that is engaged in a U.S. trade or business.

    Effective after December 31, 1999, backup withholding will apply to a payment of those disposition proceeds if the broker has actual knowledge that the holder is a U.S. person.

    Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

FEDERAL ESTATE TAX

    An individual non-U.S. holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value of that interest in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

                                  UNDERWRITING

GENERAL

    We intend to offer our common stock in the United States and Canada through a number of U.S. underwriters as well as outside the United States and Canada through international managers. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Bear, Stearns & Co. Inc., Credit Suisse First Boston Corporation, Goldman, Sachs & Co., Lehman Brothers Inc., NationsBanc Montgomery Securities LLC, Salomon Smith Barney Inc., Sanford
C. Bernstein & Co., Inc. and Schroder & Co. Inc. are acting as U.S. representatives of each of the U.S. underwriters named below. Subject to the terms and conditions set forth in a U.S. purchase agreement between us and the U.S. underwriters, and concurrently with the sale of 15,000,000 shares of our common stock to the international managers, we have agreed to sell to the U.S. underwriters, and each of the U.S. underwriters severally and not jointly has agreed to purchase from us, the number of shares of common stock set forth opposite its name below.

                                                                                             NUMBER OF
             U.S. UNDERWRITER                                                                  SHARES
------------------------------------------------------------------------------------------  ------------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated....................................................................
Morgan Stanley & Co. Incorporated.........................................................
Bear, Stearns & Co. Inc...................................................................
Credit Suisse First Boston Corporation....................................................
Goldman, Sachs & Co.......................................................................
Lehman Brothers Inc.......................................................................
NationsBanc Montgomery Securities LLC.....................................................
Salomon Smith Barney Inc..................................................................
Sanford C. Bernstein & Co., Inc...........................................................
Schroder & Co. Inc........................................................................
                                                                                            ------------
          Total...........................................................................    85,000,000
                                                                                            ------------
                                                                                            ------------

    We have also entered into an international purchase agreement with certain underwriters outside the United States and Canada who we call international managers and, together with the U.S. underwriters, the underwriters, for whom Merrill Lynch International, Morgan Stanley & Co. International Limited, Bear, Stearns International Limited, Credit Suisse First Boston (Europe) Limited, Goldman Sachs International, Lehman Brothers International (Europe), Salomon Brothers International Limited, J. Henry Schroder & Co. Limited and UBS AG are acting as lead managers. Subject to the terms and conditions set forth in the international purchase agreement, and concurrently with the sale of 85,000,000 shares of our common stock to the U.S. underwriters under the terms of the U.S. purchase agreement, we have agreed to sell to the international managers, and the international managers severally have agreed to purchase from us, an aggregate of 15,000,000 shares of our common stock. The initial public offering price per share and the total underwriting discount per share of common stock are identical under the U.S. purchase agreement and the international purchase agreement.

    In the U.S. purchase agreement and the international purchase agreement, the several U.S. underwriters and the several international managers, respectively, have agreed, subject to the terms and conditions set forth in those agreements, to purchase all of the shares of common stock being sold under the terms of each such agreement if any of the shares of common stock being sold under the terms of that agreement are purchased. Under certain circumstances, under the U.S. purchase agreement and the international purchase agreement, the commitments of non-defaulting underwriters may be increased. The closings with respect to the sale of shares of common stock to be purchased by the U.S. underwriters and the international managers are conditioned upon one another.

    We and PepsiCo have agreed to indemnify the U.S. underwriters and the international managers against some liabilities, including some liabilities under the Securities Act, or to contribute to payments the U.S. underwriters and international managers may be required to make in respect of those liabilities.

    The expenses of the offering, exclusive of the underwriting discount, are estimated at $7.5 million and are payable by us and PepsiCo. The underwriters have agreed to reimburse PepsiCo for certain expenses payable by it.

    The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

    The U.S. representatives have advised us that the U.S. underwriters propose initially to offer the shares of our common stock to the public at the initial public offering price set forth on the cover page of this prospectus, and to
certain dealers at such price less a concession not in excess of $      per
share of common stock. The U.S. underwriters may allow, and such dealers may
reallow, a discount not in excess of $      per share of common stock to certain
other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    The following table shows the per share and total public offering price, underwriting discount to be paid by us to the U.S. underwriters and the international managers and the proceeds before expenses to us. This information is presented assuming either no exercise or full exercise by the U.S. underwriters and the international managers of their over-allotment options.

                                                                                     WITHOUT      WITH
                                                                       PER SHARE     OPTION      OPTION
                                                                      -----------  -----------  ---------
Public offering price...............................................       $            $           $
Underwriting discount...............................................       $            $           $
Proceeds, before expenses, to PBG...................................       $            $           $

INTERSYNDICATE AGREEMENT

    The U.S. underwriters and the international managers have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the terms of the intersyndicate agreement, the U.S. underwriters and the international managers are permitted to sell shares of our common stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the intersyndicate agreement, the U.S. underwriters and any dealer to whom they sell shares of our common stock will not offer to sell or sell shares of our common stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the international managers and any dealer to whom they sell shares of our common stock will not offer to sell or sell shares of our common stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions under the terms of the intersyndicate agreement.

OVER-ALLOTMENT OPTION

    We have granted an option to the U.S. underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 12,750,000 additional shares of our common stock at the initial public offering price set forth on the cover page of this prospectus, less the underwriting discount. The U.S. underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of our common stock offered hereby. To the extent that the U.S. underwriters exercise this option, each U.S. underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our common stock proportionate to such U.S. underwriter's initial amount reflected in the foregoing table.

    We also have granted an option to the international managers, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 2,250,000 additional shares of our common stock to cover over-allotments, if any, on terms similar to those granted to the U.S. underwriters.

RESERVED SHARES

    At our request, the underwriters have reserved for sale, at the initial public offering price, up to 1% of the shares offered hereby to be sold to some of our directors and officers. The number of shares of our common stock available for sale to the general public will be reduced to the extent that those persons purchase the reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of the offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

NO SALES OF SIMILIAR SECURITIES

    We and our executive officers and directors and PepsiCo have agreed, with certain exceptions, not to directly or indirectly:

    - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for or repayable with our common stock, whether now owned or later acquired by the person executing the agreement or with respect to which the person executing the agreement later acquires the power of disposition, or file a registration statement under the Securities Act relating to any shares of our common stock; or

    - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the underwriters for a period of 180 days after the date of this prospectus. See "Shares Eligible for Future Sale."

NEW YORK STOCK EXCHANGE LISTING

    Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the U.S. representatives and the lead managers. The factors to be considered in determining the initial public offering price, in addition to prevailing market conditions, are the valuation multiples of publicly traded companies that the U.S. representatives and the lead managers believe to be comparable to us, certain of our financial information, the history of, and the prospects for, PBG and the industry in which we compete, and an assessment of our management, its past and present operations, the prospects for, and timing of, future revenues of our company, the present state of our development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours. There can be no assurance that an active trading market will develop for our common stock or that our common stock will trade in the public market subsequent to the offerings at or above the initial public offering price.

    We expect our common stock to be approved for listing on the New York Stock Exchange, subject to notice of issuance, under the symbol "PBG." In order to meet the requirements for listing of our common stock on that exchange, the U.S. underwriters and the international managers have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.

    The underwriters do not expect sales of our common stock to any accounts over which they exercise discretionary authority to exceed 5% of the number of shares being offered under this prospectus.

PRICE STABILIZATION AND SHORT POSITIONS

    Until the distribution of our common stock is completed, rules of the Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase our common stock. As an exception to these rules, Merrill Lynch is permitted to engage in certain transactions that stabilize the price of our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

    If the underwriters create a short position in our common stock in connection with the offering, i.e., if they sell more shares of our common stock than are set forth on the cover page of this prospectus, Merrill Lynch may reduce that short position by purchasing our common stock in the open market. Merrill Lynch may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

PENALTY BIDS

    Merrill Lynch may also impose a penalty bid on certain underwriters and selling group members. This means that if Merrill Lynch purchases shares of our common stock in the open market to reduce the underwriters' short position or to stabilize the price of our common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of our common stock to the extent that it discourages resales of our common stock.

    Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the U.S. representatives or the lead managers will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS

    Some of the underwriters or their affiliates have provided investment banking, financial advisory and banking services to our company, PepsiCo and our respective affiliates, for which they have received customary compensation. The underwriters may continue to render these services in the future.

                                 LEGAL MATTERS

    Legal matters with respect to the validity of the issuance of the shares of our common stock offered hereby will be passed upon for us by Pamela C. McGuire, Senior Vice President, General Counsel and Secretary of PBG, and Davis Polk & Wardwell, New York, New York. Legal matters relating to our common stock offered hereby will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Each of Davis Polk & Wardwell and Skadden, Arps, Slate, Meagher & Flom LLP has from time to time represented, and may continue to represent, PepsiCo and its affiliates in certain legal matters, and is one of several firms that have provided advice on taxation matters in connection with the formation of PBG.

                                    EXPERTS

    Our combined financial statements and schedules as of December 26, 1998 and December 27, 1997, and for each of the three years in the period ended December 26, 1998 included in this prospectus have been audited by KPMG LLP, independent auditors, as stated in their reports appearing in this prospectus and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act, and the rules and regulations promulgated thereunder, with respect to the common stock offered under this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the attached exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document that is filed as an exhibit to the registration statement are not necessarily complete and each such statement is qualified in all respects by reference to the full text of such contract or document. For further information about us and our common stock, refer to the registration statement and the attached exhibits and schedules, which may be inspected and copied at the principal office of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part of those documents may be obtained at prescribed rates from the Commission's Public Reference Section at such addresses. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Also, the Commission maintains a world Wide Web Site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Upon approval of our common stock for listing on the New York Stock Exchange, such reports, proxy and information statements and other information can be inspected also at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

    Upon completion of this offering, we will be required to comply with the informational requirements of the Securities and Exchange Act of 1934 and, accordingly, will file periodic reports, proxy statements and other information with the Commission. Those reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and Web site of the Commission referred to above.

                         THE PEPSI BOTTLING GROUP, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                          PAGE
COMBINED FINANCIAL STATEMENTS

Report of Independent Auditors....................................................................            F-2

Combined Statements of Operations--
  Fiscal years ended December 28, 1996, December 27, 1997 and December 26, 1998...................            F-3

Combined Statements of Cash Flows--
  Fiscal years ended December 28, 1996, December 27, 1997 and December 26, 1998...................            F-4

Combined Balance Sheets--
  December 27, 1997 and December 26, 1998.........................................................            F-5

Combined Statements of Accumulated Other Comprehensive Loss--
  Fiscal years ended December 28, 1996, December 27, 1997 and December 26, 1998...................            F-6

Notes to Combined Financial Statements............................................................            F-7

PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS--UNAUDITED......................................            P-1

Pro Forma Condensed Combined Statement of Operations--
  Fiscal year ended December 26, 1998.............................................................            P-2

Pro Forma Condensed Combined Balance Sheet--
  December 26, 1998...............................................................................            P-3

Notes to unaudited Pro Forma Condensed Combined Financial Statements..............................            P-4

                         THE PEPSI BOTTLING GROUP, INC.
                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholder
The Pepsi Bottling Group, Inc.

    We have audited the accompanying combined balance sheets of The Pepsi Bottling Group, Inc. as of December 27, 1997 and December 26, 1998 and the related combined statements of operations, cash flows and accumulated other comprehensive loss for each of the fiscal years in the three-year period ended December 26, 1998. These combined financial statements are the responsibility of management of The Pepsi Bottling Group, Inc. Our responsibility is to express an opinion on these combined financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of The Pepsi Bottling Group, Inc. as of December 27, 1997 and December 26, 1998, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended December 26, 1998, in conformity with generally accepted accounting principles.

New York, New York
March 8, 1999

                                             /s/ KPMG LLP

                         THE PEPSI BOTTLING GROUP, INC.

                       COMBINED STATEMENTS OF OPERATIONS

                       IN MILLIONS, EXCEPT PER SHARE DATA

                     FISCAL YEARS ENDED DECEMBER 28, 1996,
                    DECEMBER 27, 1997 AND DECEMBER 26, 1998

                                                                                         1996       1997       1998
                                                                                       ---------  ---------  ---------
NET SALES............................................................................  $   6,603  $   6,592  $   7,041
Cost of sales........................................................................      3,844      3,832      4,181
                                                                                       ---------  ---------  ---------
GROSS PROFIT.........................................................................      2,759      2,760      2,860
Selling, delivery and administrative expenses........................................      2,392      2,425      2,583
Unusual impairment and other charges.................................................         --         --        222
                                                                                       ---------  ---------  ---------
OPERATING INCOME.....................................................................        367        335         55
Interest expense, net................................................................        225        222        221
Foreign currency loss (gain).........................................................          4         (2)        26
                                                                                       ---------  ---------  ---------
Income (loss) before income taxes....................................................        138        115       (192)
Income tax expense (benefit).........................................................         89         56        (46)
                                                                                       ---------  ---------  ---------
NET INCOME (LOSS)....................................................................  $      49  $      59  $    (146)
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE..........................................  $    0.89  $    1.07  $   (2.65)

WEIGHTED AVERAGE BASIC AND DILUTED SHARES OUTSTANDING................................         55         55         55

            See accompanying notes to Combined Financial Statements.

                         THE PEPSI BOTTLING GROUP, INC.

                       COMBINED STATEMENTS OF CASH FLOWS

                                  IN MILLIONS

                     FISCAL YEARS ENDED DECEMBER 28, 1996,
                    DECEMBER 27, 1997 AND DECEMBER 26, 1998

                                                                                      1996       1997       1998
                                                                                    ---------  ---------  ---------
CASH FLOWS--OPERATIONS
Net income (loss).................................................................  $      49  $      59  $   (146)
Adjustments to reconcile net income (loss) to net cash provided by operations:
  Depreciation....................................................................        296        316        351
  Amortization....................................................................        129        123        121
  Non-cash impairment charge......................................................         --         --        194
  Non-cash portion of tax settlement..............................................         --         --       (46)
  Deferred income taxes...........................................................          8         17         47
  Other non-cash charges and credits, net.........................................          1         12         88
  Changes in operating working capital, excluding effects of acquisitions and dispositions:
      Trade accounts receivable...................................................       (87)         26         46
      Inventories.................................................................         21         --       (25)
      Prepaid expenses, deferred income taxes and other current assets............         35       (54)          8
      Accounts payable and other current liabilities..............................        (5)         56         39
      Trade accounts payable to PepsiCo...........................................        (9)          7         --
      Income taxes payable........................................................         13       (14)       (52)
                                                                                    ---------  ---------  ---------
    Net change in operating working capital.......................................       (32)         21         16
                                                                                    ---------  ---------  ---------
NET CASH PROVIDED BY OPERATIONS...................................................        451        548        625
                                                                                    ---------  ---------  ---------
CASH FLOWS--INVESTMENTS
Capital expenditures..............................................................      (418)      (472)      (507)
Acquisitions of bottlers and investments in affiliates............................       (26)       (49)      (546)
Sales of bottling operations and property, plant and equipment....................         55         23         31
Other, net........................................................................         13       (66)       (24)
                                                                                    ---------  ---------  ---------
NET CASH USED FOR INVESTMENTS.....................................................      (376)      (564)    (1,046)
                                                                                    ---------  ---------  ---------
CASH FLOWS--FINANCING
Short-term borrowings--three months or less.......................................         54       (90)         52
Proceeds from third party debt....................................................          4          3         50
Payments of third party debt......................................................        (7)       (11)       (72)
Increase (decrease) in advances from PepsiCo......................................      (117)        161        340
                                                                                    ---------  ---------  ---------
NET CASH PROVIDED BY (USED FOR) FINANCING.........................................       (66)         63        370
                                                                                    ---------  ---------  ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS......................         --        (1)          1
                                                                                    ---------  ---------  ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..............................          9         46       (50)
CASH AND CASH EQUIVALENTS--BEGINNING OF YEAR......................................         31         40         86
                                                                                    ---------  ---------  ---------
CASH AND CASH EQUIVALENTS--END OF YEAR............................................  $      40  $      86  $      36
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------

SUPPLEMENTAL CASH FLOW INFORMATION
  NON-CASH INVESTING AND FINANCING ACTIVITIES:
    PepsiCo capital stock issued in conjunction with acquisitions of bottlers.....  $      --  $      14  $      --
    Liabilities incurred and/or assumed in conjunction with acquisitions of
      bottlers....................................................................          2          3        161

            See accompanying notes to Combined Financial Statements.

                         THE PEPSI BOTTLING GROUP, INC.

                            COMBINED BALANCE SHEETS

                                  IN MILLIONS

                    DECEMBER 27, 1997 AND DECEMBER 26, 1998

                                                                                                            1998
                                                                                                          PRO FORMA
                                                                                    1997       1998      (UNAUDITED)
                                                                                  ---------  ---------  -------------
                                                                                                        (SEE NOTE 19)
ASSETS
CURRENT ASSETS
Cash and cash equivalents.......................................................  $      86  $      36    $      36
Trade accounts receivable, less allowance of $45 and $46, in 1997 and 1998,
  respectively..................................................................        808        808          808
Inventories.....................................................................        257        296          296
Prepaid expenses, deferred income taxes and other current assets................        185        178          178
                                                                                  ---------  ---------       ------
  TOTAL CURRENT ASSETS..........................................................      1,336      1,318        1,318

Property, plant and equipment, net..............................................      1,918      2,055        2,055
Intangible assets, net..........................................................      3,679      3,806        3,806
Other assets....................................................................        255        143          183
                                                                                  ---------  ---------       ------
  TOTAL ASSETS..................................................................  $   7,188  $   7,322    $   7,362
                                                                                  ---------  ---------       ------
                                                                                  ---------  ---------       ------
LIABILITIES AND ACCUMULATED OTHER COMPREHENSIVE LOSS
CURRENT LIABILITIES
Accounts payable and other current liabilities..................................  $     811  $     881    $     881
Trade accounts payable to PepsiCo...............................................         23         23           23
Income taxes payable............................................................        273          9            9
Short-term borrowings...........................................................         40        112        2,500
                                                                                  ---------  ---------       ------
  TOTAL CURRENT LIABILITIES.....................................................      1,147      1,025        3,413

Allocation of PepsiCo long-term debt............................................      3,300      3,300           --
Long-term debt due to third parties.............................................         96         61        3,300
Other liabilities...............................................................        350        367          367
Deferred income taxes...........................................................      1,076      1,202        1,202
Advances from PepsiCo...........................................................      1,403      1,605         (682)
                                                                                  ---------  ---------       ------
  TOTAL LIABILITIES.............................................................      7,372      7,560        7,600

Accumulated other comprehensive loss............................................       (184)      (238)        (238)
                                                                                  ---------  ---------       ------
  TOTAL LIABILITIES AND ACCUMULATED OTHER COMPREHENSIVE LOSS....................  $   7,188  $   7,322    $   7,362
                                                                                  ---------  ---------       ------
                                                                                  ---------  ---------       ------

            See accompanying notes to Combined Financial Statements.

                         THE PEPSI BOTTLING GROUP, INC.

                             COMBINED STATEMENTS OF
                      ACCUMULATED OTHER COMPREHENSIVE LOSS

                                  IN MILLIONS
            FISCAL YEARS ENDED DECEMBER 28, 1996, DECEMBER 27, 1997

                             AND DECEMBER 26, 1998

                                                                                                       ACCUMULATED
                                                                                                          OTHER
                                                                                     COMPREHENSIVE    COMPREHENSIVE
                                                                                     INCOME/(LOSS)        LOSS
                                                                                    ---------------  ---------------

BALANCE AT DECEMBER 30, 1995......................................................                      $     (66)
  Comprehensive income:
    Net income....................................................................     $      49
    Currency translation adjustment...............................................           (36)             (36)
                                                                                           -----            -----
  Total comprehensive income......................................................     $      13
                                                                                           -----
                                                                                           -----

BALANCE AT DECEMBER 28, 1996......................................................                           (102)
  Comprehensive loss:
    Net income....................................................................     $      59
    Currency translation adjustment...............................................           (82)             (82)
                                                                                           -----            -----
  Total comprehensive loss........................................................     $     (23)
                                                                                           -----
                                                                                           -----

BALANCE AT DECEMBER 27, 1997......................................................                           (184)
  Comprehensive loss:
    Net loss......................................................................     $    (146)
    Currency translation adjustment...............................................           (35)             (35)
    Minimum pension liability adjustment..........................................           (19)             (19)
                                                                                           -----            -----
  Total comprehensive loss........................................................     $    (200)
                                                                                           -----
                                                                                           -----
BALANCE AT DECEMBER 26, 1998......................................................                      $    (238)
                                                                                                            -----
                                                                                                            -----

            See accompanying notes to Combined Financial Statements.

                         THE PEPSI BOTTLING GROUP, INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS

               TABULAR DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA

NOTE 1--BASIS OF PRESENTATION

    The Pepsi Bottling Group, Inc. consists of bottling operations located in the United States, Canada, Spain, Greece and Russia. Prior to its formation, PBG was an operating unit of PepsiCo, Inc. These bottling operations manufacture, sell and distribute Pepsi-Cola beverages including PEPSI-COLA, DIET PEPSI, MOUNTAIN DEW and other brands of carbonated soft drinks and other ready-to-drink beverages. Approximately 88% of PBG's 1998 net sales were derived from the sale of Pepsi-Cola beverages.

    Following the offering, if the underwriters do not exercise their over-allotment option, PepsiCo will own 35.4% of PBG's outstanding common stock and 100% of PBG's outstanding Class B common stock, together representing 43.5% of the voting power of all classes of PBG's voting stock. PepsiCo will also own 7.1% of the equity of Bottling LLC, PBG's principal operating subsidiary, giving PepsiCo economic ownership of 40.0% of PBG's combined operations. PBG anticipates that PepsiCo's voting power of all classes of PBG's voting stock will be 40.1% and its economic ownership of our combined operations will be 37.1% if the underwriters exercise their over-allotment option in full.

    PBG was incorporated in Delaware in January 1999. Its amended certificate of incorporation provides for initial authorized capital of 300,000,000 shares of common stock, par value $.01 per share, 100,000 shares of Class B common stock, par value $.01 per share, and 20,000,000 shares of preferred stock, par value $.01 per share. In connection with the transfer of bottling assets to it, PBG issued 389,805 shares of its common stock and 665 shares of its Class B common stock to PepsiCo and its subsidiaries. Pursuant to a stock split declared by PBG's board of directors and the conversion by PepsiCo and its subsidiaries of a portion of its Class B common stock immediately after the stock split, prior to the offering PBG had 55,000,000 shares of its capital stock outstanding, consisting of 54,912,000 shares of common stock and 88,000 shares of its Class B common stock. The PBG board has authorized issuance of 100,000,000 shares of common stock in connection with the offering and issuance of up to an additional 15,000,000 shares of common stock if the underwriters exercise their overallotment option in full in connection with the offering.

    The two classes of capital stock are substantially identical, except for voting rights. Holders of common stock are entitled to one vote per share and holders of Class B common stock are entitled to 250 votes per share. Each share of Class B common stock held by PepsiCo is, at PepsiCo's option, convertible into one share of common stock. Holders of common stock and holders of Class B common stock shall share equally on a per share basis in any dividend distributions declared by PBG's board of directors. PBG has no current plan to issue any preferred stock.

    PBG and PepsiCo will enter into agreements providing for the separation of the companies and governing various relationships between PBG and PepsiCo, including a separation agreement, tax separation agreement, employee programs agreement, registration rights agreement and shared services agreement. In connection with the offering, PBG expects to enter into a master bottling agreement, non-cola bottling agreements, master syrup agreement and country specific bottling agreements which will govern the preparation, bottling and distribution of beverages in PBG's territories. The Pepsi beverage agreements permit PBG to use the concentrates purchased from PepsiCo to bottle and distribute a variety of beverages under certain authorized brand names, and to utilize, under certain conditions, trademarks of PepsiCo to promote such products.

    The accompanying Combined Financial Statements are presented on a carve-out basis and include the historical results of operations and assets and liabilities directly related to PBG and have been prepared from PepsiCo's historical accounting records.

                         THE PEPSI BOTTLING GROUP, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS --CONTINUED

               TABULAR DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA

    PBG was allocated $42 million of overhead costs related to PepsiCo's corporate administrative functions in 1996 and 1997 and $40 million in 1998. The allocation was based on a specific identification of PepsiCo's administrative costs attributable to PBG and, to the extent that such identification was not practicable, on the basis of PBG's sales as a percentage of PepsiCo's sales. The allocated costs are included in selling, delivery and administrative expenses in the Combined Statements of Operations. Management believes that such allocation methodology is reasonable. Subsequent to the offering, PBG will be required to manage these functions and will be responsible for the expenses associated with the operations of a public company. In addition, PBG expects to change from a non-compensatory, broad-based stock option program to an alternative program. While this alternative program has not been finalized or approved by the board of directors, management anticipates that the new plan could cost up to an additional $12 million per year.

    PBG's operations have been financed through its operating cash flows and advances from PepsiCo. PBG's interest expense includes an allocation of PepsiCo's interest expense based on PepsiCo's weighted average interest rate applied to a debt level of $3.3 billion. The $3.3 billion of debt has been determined by management to be an appropriate allocation in the historical financial statements related to PBG's operations because it is the amount of long-term debt that is expected to be outstanding as of the date the offering is completed. PBG was allocated interest expense of $205 million in 1996 and 1997 and $210 million in 1998. This allocation reflects PepsiCo's weighted average interest rate of 6.2% in 1996 and 1997 and 6.4% in 1998.

    Income tax was calculated as if PBG had filed separate income tax returns. PBG's future effective tax rate will depend largely on its structure and tax strategies as a separate, independent company.

    Allocations of corporate overhead and interest costs have been deemed to have been paid by PBG to PepsiCo, in cash, in the period in which the cost was incurred. Amounts paid to third parties for interest were $18 million, $21 million and $20 million in 1996, 1997 and 1998, respectively. Amounts paid to third parties for income taxes were not significant in the years presented.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The preparation of the Combined Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from those estimates.

    BASIS OF COMBINATION The accounts of all wholly-owned subsidiaries of PBG are included in the accompanying Combined Financial Statements. Intercompany accounts and transactions have been eliminated in combination.

    FISCAL YEAR PBG's fiscal year ends on the last Saturday in December and, as a result, a fifty-third week is added every five or six years. Fiscal years 1996, 1997 and 1998 consisted of 52 weeks.

    REVENUE RECOGNITION PBG recognizes revenue when goods are delivered to customers. Sales terms do not allow a right of return unless product freshness dating has expired. At fiscal year-end 1996, 1997 and 1998, reserves for returned product were $2 million.

    ADVERTISING AND MARKETING COSTS PBG is involved in a variety of programs to promote its products. Advertising and marketing costs included in selling, delivery and administrative expenses are

                         THE PEPSI BOTTLING GROUP, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS --CONTINUED

               TABULAR DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA

expensed in the year incurred. Advertising and marketing costs were $213 million, $210 million and $233 million in 1996, 1997 and 1998, respectively.

    BOTTLER INCENTIVES PepsiCo and other brand owners, at their sole discretion, provide PBG with various forms of marketing support. This marketing support is intended to cover a variety of programs and initiatives, including direct marketplace support, capital equipment funding and shared media and advertising support. Based on the objective of the programs and initiatives, marketing support is recorded as an adjustment to net sales or a reduction of selling, delivery and administrative expenses. Direct marketplace support is primarily funding by PepsiCo and other brand owners of sales discounts and similar programs and is recorded as an adjustment to net sales. Capital equipment funding is designed to support the purchase and placement of marketing equipment and is recorded within selling, delivery and administrative expenses. Shared media and advertising support is recorded as a reduction to advertising and marketing expense within selling, delivery and administrative expenses. There are no conditions or other requirements which could result in a repayment of marketing support received.

    The total amount of bottler incentives received from PepsiCo and other brand owners in the form of marketing support amounted to $421 million, $463 million, and $536 million for 1996, 1997 and 1998, respectively. Of these amounts, $238 million, $235 million, and $247 million for 1996, 1997 and 1998 were recorded in net sales, and the remainder was recorded in selling, delivery and administrative expenses. The amount of bottler incentives received from PepsiCo was more than 90% of total bottler incentives in each of the three years, with the balance received from the other brand owners.

    STOCK-BASED EMPLOYEE COMPENSATION PBG measures stock-based compensation cost in accordance with Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees," and its related interpretations. Accordingly, compensation cost for PepsiCo stock option grants to PBG employees is measured as the excess of the quoted market price of PepsiCo's capital stock at the grant date over the amount the employee must pay for the stock. PepsiCo's policy is to grant stock options at fair value at the date of grant.

    CASH EQUIVALENTS Cash equivalents represent funds temporarily invested with original maturities not exceeding three months.

    INVENTORIES Inventories are valued at the lower of cost computed on the first-in, first-out method or net realizable value.

    PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment is stated at cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows: 20 to 33 years for buildings and improvements and 3 to 10 years for equipment.

    INTANGIBLE ASSETS Intangible assets, which are principally franchise rights and goodwill, arose from the allocations of purchase prices of businesses acquired. Franchise rights and goodwill are evaluated at the date of acquisition and amortized on a straight-line basis over their estimated useful lives which is in most cases between 20 to 40 years.

    RECOVERABILITY OF LONG-LIVED ASSETS PBG reviews all long-lived assets, including intangible assets, when facts and circumstances indicate that the carrying value of the asset may not be recoverable.

    An impaired asset is written down to its estimated fair value based on the best information available. Estimated fair value is generally based on either appraised value or measured by discounting

                         THE PEPSI BOTTLING GROUP, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS --CONTINUED

               TABULAR DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA

estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates.

    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT PBG uses futures contracts and options on futures to hedge against the risk of adverse movements in the price of certain commodities used in the manufacture of its products. In order to qualify for deferral hedge accounting of unrealized gains and losses, such instruments must be designated and effective as a hedge of an anticipatory transaction. Changes in the value of instruments that PBG uses to hedge commodity prices are highly correlated to the changes in the value of the purchased commodity. Management reviews the correlation and effectiveness of these financial instruments on a periodic basis. Financial instruments that do not meet the criteria for hedge accounting treatment are marked-to-market with the resulting unrealized gain or loss recorded as other income and expense.

    Realized gains and losses that result from the early termination of financial instruments used for hedging purposes are deferred and are included in cost of sales when the anticipated transaction actually occurs.

    Premiums paid for the purchase of options on futures are recorded as a prepaid expense in the Combined Balance Sheets and are amortized as an adjustment to cost of sales over the duration of the option contract.

    FOREIGN EXCHANGE GAINS AND LOSSES The balance sheets of PBG's foreign subsidiaries that do not operate in highly inflationary economies are translated at the exchange rates in effect at the balance sheet date while the statements of operations are translated at the average rates of exchange during the year. The resulting translation adjustments of PBG's foreign subsidiaries are recorded directly to accumulated other comprehensive loss. Foreign exchange gains and losses reflect transaction and translation gains and losses arising from the re-measurement into U.S. dollars of the net monetary assets of businesses in highly inflationary countries. Russia is considered a highly inflationary economy for accounting purposes and all foreign exchange gains and losses are included in the Combined Statements of Operations.

    NEW ACCOUNTING STANDARDS In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard 130, "Reporting Comprehensive Income," which establishes standards for the reporting and display of net income and other gains and losses affecting stockholder's equity that are excluded from net income. The only components of comprehensive income or loss are net income, foreign currency translation and a minimum pension liability adjustment. These financial statements reflect the adoption of SFAS 130.

    In June 1997, the FASB issued Statement of Financial Accounting Standard 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. SFAS 131 requires that the definition of operating segments align with the measurements used internally to assess performance. These financial statements reflect the adoption of SFAS 131.

    In February 1998, the FASB issued Statement of Financial Accounting Standard 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS 132 standardized the disclosures of pensions and other postretirement benefits into a combined disclosure but did not affect results of operations or financial position. These financial statements reflect the adoption of SFAS 132.

                         THE PEPSI BOTTLING GROUP, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS --CONTINUED

               TABULAR DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA

    In June 1998, the FASB issued Statement of Financial Accounting Standard 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts which are collectively referred to as derivatives, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. PBG is currently assessing the effects of adopting SFAS 133, and has not yet made a determination of the impact on its financial position or results of operations. SFAS 133 will be effective for PBG's first quarter of fiscal year 2000.

    EARNINGS PER SHARE Basic and diluted earnings per share attributed to PBG common stock were determined based on net income divided by the 55 million shares of common stock and Class B common stock outstanding prior to the offering. For purposes of the earnings per share calculation, the shares outstanding prior to the offering are treated as outstanding for all periods presented. There were no potentially dilutive securities outstanding during the periods presented.

NOTE 3--UNUSUAL IMPAIRMENT AND OTHER CHARGES AFFECTING COMPARABILITY

                                                                                                      1998
                                                                                                    ---------
RUSSIA
  Asset impairment charges
    Buildings.....................................................................................  $      35
    Production equipment..........................................................................         63
    Marketing, distribution and other assets......................................................         59
    Intangible assets.............................................................................         37
                                                                                                    ---------
                                                                                                          194
  Restructuring costs
    Manufacturing contract renegotiations.........................................................          5
    Employee severance............................................................................          6
    Facility closure..............................................................................          7
                                                                                                    ---------
  Total Russia charges............................................................................        212

U.S. AND CANADA
  Employee related costs..........................................................................         10
                                                                                                    ---------
TOTAL UNUSUAL ITEMS...............................................................................  $     222
                                                                                                    ---------
                                                                                                    ---------
  After tax.......................................................................................  $     218
                                                                                                    ---------
                                                                                                    ---------

    The 1998 unusual impairment and other charges of $222 million are comprised of the following:

    - A fourth quarter charge of $212 million for asset impairment of $194 million and other charges of $18 million related to the restructuring of PBG's Russian bottling operations. The economic turmoil in Russia which accompanied the devaluation of the ruble in August 1998 had an adverse impact on these operations. Consequently in the fourth quarter PBG experienced a significant drop in demand, resulting in lower net sales and increased operating losses. Additionally, since net sales in Russia are denominated in rubles, whereas a substantial portion of costs and expenses are denominated in U.S. dollars, operating margins were further eroded. In response to these conditions, PBG has reduced its cost structure primarily through closing

                         THE PEPSI BOTTLING GROUP, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS --CONTINUED

               TABULAR DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA

     four of its 26 distribution facilities, renegotiating manufacturing contracts and reducing the number of employees, primarily in sales and operations, from approximately 4,500 to 2,000. PBG has also evaluated the resulting impairment of long-lived assets, triggered by the reduction in utilization of assets caused by the lower demand, the adverse change in the business climate and the expected continuation of operating losses and cash deficits in that market. The impairment charge reduced the net book value of the assets from $245 million to $51 million, their estimated fair market value based primarily on values recently paid for similar assets in that marketplace.

      Although PBG does not believe that additional charges will be required in Russia based on current conditions, additional charges could be required if there were significant further deterioration in economic conditions.

      At year end 1998, $14 million remained in other accrued liabilities relating to these actions, of which $7 million relates to lease termination costs on facilities, $4 million for manufacturing contract renegotiation and the balance for employee severance. PBG anticipates that most of these accrued liabilities will be paid by the end of the first quarter of 1999.

    - A fourth quarter charge of $10 million for employee related costs, mainly relocation and severance, resulted from the separation of Pepsi-Cola North America's concentrate and bottling organizations. This charge comprises $8 million for relocation and $2 million for the severance of approximately 60 sales, general management and other employees of which approximately 50 ceased employment prior to year end. At year end 1998, $9 million remained in other accrued liabilities relating to these actions. PBG anticipates that substantially all of these accrued liabilities will be paid by the end of the first quarter 1999.

    INCOME TAX BENEFIT PBG recognized an income tax benefit of $46 million in the fourth quarter of 1998 upon the settlement of a disputed claim with the Internal Revenue Service relating to the deductibility of the amortization of acquired franchise rights. The settlement also resulted in the reduction of goodwill and income taxes payable by $194 million.

NOTE 4--INVENTORIES

                                                                             1997       1998
                                                                           ---------  ---------
Raw materials and supplies...............................................  $     104  $     120
Finished goods...........................................................        153        176
                                                                           ---------  ---------
                                                                           $     257  $     296
                                                                           ---------  ---------
                                                                           ---------  ---------

                         THE PEPSI BOTTLING GROUP, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS --CONTINUED

               TABULAR DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA

NOTE 5--PROPERTY, PLANT AND EQUIPMENT, NET

                                                                             1997       1998
                                                                           ---------  ---------
Land.....................................................................  $     141  $     151
Buildings and improvements...............................................        699        813
Production and distribution equipment....................................      1,815      1,989
Marketing equipment......................................................      1,164      1,368
Other....................................................................        102         95
                                                                           ---------  ---------
                                                                               3,921      4,416
Accumulated depreciation.................................................     (2,003)    (2,361)
                                                                           ---------  ---------
                                                                           $   1,918  $   2,055
                                                                           ---------  ---------
                                                                           ---------  ---------

NOTE 6--INTANGIBLE ASSETS, NET

                                                                             1997       1998
                                                                           ---------  ---------
Franchise rights and other identifiable intangibles......................  $   3,175  $   3,460
Goodwill.................................................................      1,580      1,539
                                                                           ---------  ---------
                                                                               4,755      4,999
Accumulated amortization.................................................     (1,076)    (1,193)
                                                                           ---------  ---------
                                                                           $   3,679  $   3,806
                                                                           ---------  ---------
                                                                           ---------  ---------

    Identifiable intangible assets principally arise from the allocation of the purchase price of businesses acquired and consist primarily of territorial franchise rights. Amounts assigned to such identifiable intangibles were based on their estimated fair value at the date of acquisition. Goodwill represents the residual purchase price after allocation to all identifiable net assets.

NOTE 7--ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

                                                                             1997       1998
                                                                           ---------  ---------
Accounts payable.........................................................  $     313  $     328
Accrued compensation and benefits........................................        151        174
Trade incentives.........................................................        148        163
Other current liabilities................................................        199        216
                                                                           ---------  ---------
                                                                           $     811  $     881
                                                                           ---------  ---------
                                                                           ---------  ---------

                         THE PEPSI BOTTLING GROUP, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS --CONTINUED

               TABULAR DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA

NOTE 8--SHORT-TERM BORROWINGS AND LONG-TERM DEBT

                                                                               1997       1998
                                                                             ---------  ---------
Short-term borrowings
  Current maturities of long-term debt.....................................  $      29  $      48
  Borrowings under lines of credit.........................................         11         64
                                                                             ---------  ---------
                                                                             $      40  $     112
                                                                             ---------  ---------
                                                                             ---------  ---------
Long-term debt due to third parties
  5.1% notes due 2003......................................................  $      --  $      39
  17.5% notes due 1999.....................................................         35         35
  6.2% notes due 2000......................................................         33         --
  Other loans due 1999-2012 with interest rates of 6%-12%..................         27         28
                                                                             ---------  ---------
                                                                                    95        102
  Capital lease obligations................................................         30          7
                                                                             ---------  ---------
                                                                                   125        109
  Less current maturities of long-term debt................................         29         48
                                                                             ---------  ---------
                                                                             $      96  $      61
                                                                             ---------  ---------
                                                                             ---------  ---------
Allocation of PepsiCo long-term debt.......................................  $   3,300  $   3,300

    Maturities of long-term debt as of December 26, 1998 are: 1999--$46 million, 2000-$1 million, 2001--$3 million, 2002--$4 million, 2003--$41 million and thereafter, $7 million.

    The $3.3 billion allocation of PepsiCo long-term debt has been determined by management to be an appropriate allocation in the financial statements related to PBG's operations. PBG's interest expense includes an allocation of PepsiCo's weighted average interest rate of 6.2% in 1996 and 1997 and 6.4% in 1998. The related allocated interest expense was $205 million in 1996 and 1997 and $210 million in 1998. See note 19 for refinancing subsequent to December 26, 1998.

    PBG has available short-term bank credit lines of approximately $81 million and $95 million at December 27, 1997 and December 26, 1998, respectively. These lines are denominated in various foreign currencies to support general operating needs in their respective countries. The weighted average interest rate of these lines of credit outstanding at December 27, 1997 and December 26, 1998 was 8.6% and 8.7%, respectively.

NOTE 9--LEASES

    PBG has noncancelable commitments under both capital and long-term operating leases. Capital and operating lease commitments expire at various dates through 2021. Most leases require payment of related executory costs, which include property taxes, maintenance and insurance.

                         THE PEPSI BOTTLING GROUP, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS --CONTINUED

               TABULAR DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA

    Future minimum commitments under noncancelable leases are set forth below:

                                                                                 COMMITMENTS
                                                                           ------------------------
                                                                             CAPITAL     OPERATING
                                                                           -----------  -----------
1999.....................................................................   $       2    $      46
2000.....................................................................           2           41
2001.....................................................................           1           37
2002.....................................................................           1           33
2003.....................................................................           1           23
Later years..............................................................           4          107
                                                                                  ---        -----
                                                                            $      11    $     287
                                                                                  ---        -----
                                                                                  ---        -----

    At December 26, 1998, the present value of minimum payments under capital leases was $7 million after deducting $4 million representing imputed interest.

    Rental expense was $42 million, $35 million and $45 million for 1996, 1997 and 1998, respectively.

NOTE 10--FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

    COMMODITY PRICES PBG uses futures contracts and options on futures in the normal course of business to hedge anticipated purchases of certain raw materials used in PBG's manufacturing operations.

    Deferred gains and losses at year end 1997 and 1998, as well as gains and losses recognized as part of cost of sales in 1996, 1997 and 1998 were not significant. There were no outstanding commodity contracts at December 27, 1997. At December 26, 1998, commodity contracts involving notional amounts of $71 million were outstanding. These notional amounts do not represent amounts exchanged by the parties and thus are not a measure of PBG's exposure; rather, they are used as the basis to calculate the amounts due under the agreements.

    INTEREST RATE RISK Prior to the offering, PBG had minimal external interest rate risk to manage. Subsequent to this offering, however, PBG intends to manage any significant interest rate exposure by using financial derivative instruments as part of a program to manage the overall cost of borrowing.

    FOREIGN EXCHANGE RISK As currency exchange rates change, translation of the statements of operations of our international business into U.S. dollars affects year-over-year comparability. PBG has not historically hedged translation risks because cash flows from international operations have generally been reinvested locally, nor historically have we entered into hedges to minimize the volatility of reported earnings.

    FAIR VALUE OF FINANCIAL INSTRUMENTS The carrying amount of PBG's financial instruments approximates fair value due to the short maturity of PBG's financial instruments and since interest rates approximate fair value for long-term debt. PBG does not use any financial instruments for trading or speculative purposes.

                         THE PEPSI BOTTLING GROUP, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS --CONTINUED

               TABULAR DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA

NOTE 11--PENSION AND POSTRETIREMENT BENEFIT PLANS

PENSION BENEFITS

    U.S. employees of PBG participate in PepsiCo sponsored noncontributory defined benefit pension plans which cover substantially all full-time salaried employees, as well as certain hourly employees. Benefits generally are based on years of service and compensation or stated amounts for each year of service. All plans are funded and contributions are made in amounts not less than minimum statutory funding requirements nor more than the maximum amount that can be deducted for U.S. income tax purposes. Net pension expense for the defined benefit pension plans for PBG's foreign operations was not significant.

    It is intended that PBG will assume the existing defined benefit pension plan obligations for its employees as of the offering date and trust assets from the funded plans will be transferred based upon actuarial determinations in accordance with regulatory requirements.

POSTRETIREMENT BENEFITS

    PepsiCo has historically provided postretirement health care benefits to eligible retired employees and their dependents, principally in the United States. Retirees who have 10 years of service and attain age 55 are eligible to participate in the postretirement benefit plans. The plans are not funded and since 1993 have included retiree cost sharing. It is intended that PBG will assume the related obligations from PepsiCo for PBG employees.

                                                                                                       PENSION
                                                                                           -------------------------------
Components of net periodic benefit cost:                                                     1996       1997       1998
-----------------------------------------------------------------------------------------  ---------  ---------  ---------
Service cost.............................................................................  $      17  $      22  $      24
Interest cost............................................................................         28         35         37
Expected return on plan assets...........................................................        (34)       (41)       (45)
Amortization of transition asset.........................................................         (3)        (4)        (2)
Amortization of prior service amendments.................................................          3          4          4
                                                                                                 ---  ---------  ---------
Net periodic benefit cost................................................................         11         16         18
Settlement loss..........................................................................         --         --          1
                                                                                                 ---  ---------  ---------
Net periodic benefit cost including settlements..........................................  $      11  $      16  $      19
                                                                                                 ---  ---------  ---------
                                                                                                 ---  ---------  ---------

                                                                                                   POSTRETIREMENT
                                                                                           -------------------------------
Components of net periodic benefit cost:                                                     1996       1997       1998
-----------------------------------------------------------------------------------------  ---------  ---------  ---------
Service cost.............................................................................  $       4  $       3  $       4
Interest cost............................................................................         15         15         12
Amortization of prior service amendments.................................................         (5)        (5)        (5)
Amortization of net loss.................................................................          2         --         --
                                                                                                 ---  ---------  ---------
Net periodic benefit cost................................................................  $      16  $      13  $      11
                                                                                                 ---  ---------  ---------
                                                                                                 ---  ---------  ---------

                         THE PEPSI BOTTLING GROUP, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS --CONTINUED

               TABULAR DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA

Prior service costs are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits.

                                                                                  PENSION            POSTRETIREMENT
                                                                            --------------------  --------------------
Change in the benefit obligation:                                             1997       1998       1997       1998
--------------------------------------------------------------------------  ---------  ---------  ---------  ---------
Obligation at beginning of year...........................................  $     485  $     545  $     180  $     164
Service cost..............................................................         22         24          3          4
Interest cost.............................................................         35         37         15         12
Plan amendments...........................................................          5          5         --         --
Actuarial (gain)/loss.....................................................         24         78        (23)        19
Benefit payments..........................................................        (26)       (36)       (11)       (12)
Settlement gain...........................................................         --         (5)        --         --
                                                                            ---------  ---------  ---------  ---------
Obligation at end of year.................................................  $     545  $     648  $     164  $     187
                                                                            ---------  ---------  ---------  ---------
                                                                            ---------  ---------  ---------  ---------


                                                                                  PENSION            POSTRETIREMENT
                                                                            --------------------  --------------------
Change in the fair value of assets:                                           1997       1998       1997       1998
--------------------------------------------------------------------------  ---------  ---------  ---------  ---------
Fair value at beginning of year...........................................  $     480  $     602  $      --  $      --
Actual return on plan assets..............................................        134        (26)        --         --
Employer contributions....................................................         14          5         11         12
Benefit payments..........................................................        (26)       (36)       (11)       (12)
Settlement gain...........................................................         --         (4)        --         --
                                                                            ---------  ---------  ---------  ---------
Fair value at end of year.................................................  $     602  $     541  $      --  $      --
                                                                            ---------  ---------  ---------  ---------
                                                                            ---------  ---------  ---------  ---------

Selected information for the plans with accumulated benefit obligations in excess of plan assets:

                                                                 PENSION            POSTRETIREMENT
                                                           --------------------  --------------------
                                                             1997       1998       1997       1998
                                                           ---------  ---------  ---------  ---------
Projected benefit obligation.............................  $     (23) $    (648) $    (164) $    (187)
Accumulated benefit obligation...........................         (7)      (575)      (164)      (187)
Fair value of plan assets................................         --        541        N/A        N/A

Funded status as recognized on the Combined Balance Sheets:


                                                                 PENSION            POSTRETIREMENT
                                                           --------------------  --------------------
                                                             1997       1998       1997       1998
                                                           ---------  ---------  ---------  ---------
Funded status at end of year.............................  $      57  $    (107) $    (164) $    (187)
Unrecognized prior service cost..........................         34         34        (27)       (22)
Unrecognized (gain)/loss.................................        (65)        82          1         20
Unrecognized transition asset............................         (3)        (1)        --         --
                                                                 ---  ---------  ---------  ---------
Net amounts recognized...................................  $      23  $       8  $    (190) $    (189)
                                                                 ---  ---------  ---------  ---------
                                                                 ---  ---------  ---------  ---------

                         THE PEPSI BOTTLING GROUP, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS --CONTINUED

               TABULAR DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA

Weighted-average assumptions at end of year:

                                                                                        PENSION
                                                                            -------------------------------
                                                                              1996       1997       1998
                                                                            ---------  ---------  ---------
Discount rate for benefit obligation......................................        7.7%       7.2%       6.8%
Expected return on plan assets............................................       10.0       10.0       10.0
Rate of compensation increase.............................................        4.8        4.8        4.8

    The discount rate assumptions used to compute the postretirement benefit obligation at year-end were 7.4% in 1997 and 6.9% in 1998.

COMPONENTS OF PENSION ASSETS

    The pension plan assets are principally stocks and bonds.

HEALTH CARE COST TREND RATES

    An average increase of 6.7% in the cost of covered postretirement medical benefits is assumed for 1999 for employees who retired before cost sharing was introduced. This average increase is then projected to decline gradually to 5.5% in 2005 and thereafter.

    An average increase of 6.5% in the cost of covered postretirement medical benefits is assumed for 1999 for employees who retired after cost sharing was introduced. This average increase is then projected to decline gradually to zero in 2000 and thereafter.

    Assumed health care cost trend rates have a significant effect on the amounts reported for postretirement medical plans. A one percentage point change in assumed health care costs would have the following effects:

                                                                                                    1%             1%
                                                                                                 INCREASE       DECREASE
                                                                                               -------------  -------------
Effect on total of 1998 service and interest cost components.................................    $       1      $      (1)
Effect on the 1998 accumulated postretirement benefit obligation.............................            8             (7)

NOTE 12--EMPLOYEE STOCK OPTION PLANS

    At the offering date PBG expects to offer its full-time employees below the middle-management level a one-time founder's grant of options to purchase 100 shares of PBG stock. These options will have an exercise price equal to the initial public offering price. Approximately 3.6 million shares of common stock have been reserved and will be issuable upon exercise of these options.

    In addition, PBG has adopted a long-term incentive plan for middle and senior management employees. Middle and senior management employees will receive an option grant that will vary according to salary and level within PBG. These options will have an exercise price equal to the initial public offering price. Approximately 8 million shares of common stock have been reserved and will be issuable upon exercise of these options.

    When employed by PepsiCo, PBG employees were granted stock options under PepsiCo's three long-term incentive plans: the SharePower Stock Option Plan; the Long-Term Incentive Plan; and the Stock Option Incentive Plan.

                         THE PEPSI BOTTLING GROUP, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS --CONTINUED

               TABULAR DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA

    - Prior to 1997, SharePower options were granted annually to essentially all full-time employees and become exercisable ratably over 5 years from the grant date and must be exercised within 10 years from the grant date. There were no SharePower options granted in 1997. All SharePower options granted in 1998 become exercisable in 3 years from the grant date and must be exercised within 10 years from the grant date.

    - Most LTIP options were granted every other year to senior management employees. Most of these options become exercisable after 4 years and must be exercised within 10 years from the grant date. In addition, the LTIP allows for grants of performance share units. The maximum value of a unit is fixed at the value of a share of PepsiCo stock at the grant date and vests 4 years from the grant date. Payment of units are made in cash and/or stock and the payment amount is determined based on the attainment of prescribed performance goals. Amounts expensed for performance share units for PBG employees in 1996, 1997 and 1998 were not significant.

      In 1998 the LTIP was modified. Under the revised program, executives are granted stock options which vest over a three year period and must be exercised within 10 years from the grant date. In addition to these option grants, executives may receive an additional grant or cash based upon the achievement of PepsiCo performance objectives over three years. PBG accrues compensation expense for the cash portion of the LTIP grant.

    - Stock Option Incentive Plan options are granted to middle-management employees and, prior to 1997, were granted annually. These options are exercisable after one year and must be exercised within 10 years after their grant date. In 1998, this plan was combined with the LTIP.

    The amounts presented below represent options granted under PepsiCo employee stock option plans. The pro forma amounts below are not necessarily representative of the effects of stock-based awards on future net income because the plans eventually adopted by PBG may differ from PepsiCo stock option plans and accordingly (1) future grants of employee stock options to PBG management may not be comparable to awards made to employees while PBG was a part of PepsiCo, and (2) the assumptions used to compute the fair value of any stock option awards will be specific to PBG and, therefore, may not be comparable to the PepsiCo assumptions used.

                                                   1996                            1997                            1998
                                      ------------------------------  ------------------------------  ------------------------------
                                                   WEIGHTED AVERAGE                WEIGHTED AVERAGE                WEIGHTED AVERAGE
(OPTIONS IN MILLIONS)                   OPTIONS     EXERCISE PRICE      OPTIONS     EXERCISE PRICE      OPTIONS     EXERCISE PRICE
                                      -----------  -----------------  -----------  -----------------  -----------  -----------------
Outstanding at beginning of year....        24.1       $   16.76            26.4       $   19.87            24.5       $   19.13
  Granted...........................         5.2           32.43             0.2           33.97             7.4           36.50
  Exercised.........................        (2.1)          14.97            (3.2)          14.97            (4.4)          15.35
  Forfeited.........................        (0.8)          20.76            (0.6)          23.24            (0.6)          28.68
  PepsiCo modification (a)..........          --              --             1.7              --              --              --
                                             ---          ------             ---          ------             ---          ------
Outstanding at end of year..........        26.4       $   19.87            24.5       $   19.13            26.9       $   24.33
                                             ---          ------             ---          ------             ---          ------
                                             ---          ------             ---          ------             ---          ------
Exercisable at end of year..........        13.3       $   15.04            14.7       $   15.90            14.2       $   17.26
                                             ---          ------             ---          ------             ---          ------
                                             ---          ------             ---          ------             ---          ------
Weighted average fair value of
  options granted during the year...                   $    9.32                       $    9.64                       $    9.74
                                                          ------                          ------                          ------
                                                          ------                          ------                          ------

                         THE PEPSI BOTTLING GROUP, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS --CONTINUED

               TABULAR DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA

(a) In 1997, PepsiCo spun off its restaurant businesses to its shareholders. In connection with this spin-off, the number of options for PepsiCo capital stock were increased and their exercise prices were decreased to preserve the economic value of those options that existed just prior to the spin-off for the holders of PepsiCo stock options.

    Stock options outstanding at December 26, 1998:

                                                       OPTIONS OUTSTANDING
                                    ---------------------------------------------------------       OPTIONS EXERCISABLE
                                                     WEIGHTED AVERAGE                          ------------------------------
             RANGE OF                              REMAINING CONTRACTUAL    WEIGHTED AVERAGE                WEIGHTED AVERAGE
          EXERCISE PRICE              OPTIONS              LIFE              EXERCISE PRICE      OPTIONS     EXERCISE PRICE
----------------------------------  -----------  -------------------------  -----------------  -----------  -----------------
         $ 8.17 to $16.37                  8.3                3.40              $   13.47             7.7       $   13.42
         $16.87 to $37.72                 18.6                7.48                  29.09             6.5           21.87
                                           ---                                                 -----------
                                          26.9                6.17                  24.33            14.2           17.26
                                           ---                                                 -----------
                                           ---                                                 -----------

    PBG adopted the disclosure provisions of Statement of Financial Accounting Standard 123, "Accounting for Stock-Based Compensation," but continues to measure stock-based compensation cost in accordance with APB Opinion 25 and its related interpretations. If PBG had measured compensation cost for the PepsiCo stock options granted to its employees in 1996, 1997 and 1998 under the fair value based method prescribed by SFAS 123, net income or loss would have been changed to the pro forma amounts set forth below:

                                                                        1996         1997        1998
                                                                        -----        -----     ---------
Net Income (Loss)
  Reported.........................................................   $      49    $      59   $    (146)
  Pro forma........................................................          43           44        (164)

    The fair value of PepsiCo stock options granted to PBG employees used to compute pro forma net income disclosures were estimated on the date of grant using the Black-Scholes option-pricing model based on the following weighted average assumptions used by PepsiCo:

                                                                   1996       1997       1998
                                                                 ---------  ---------  ---------
Risk free interest rate........................................       6.0%       5.8%       4.7%
Expected life..................................................    6 years    3 years    5 years
Expected volatility............................................        20%        20%        23%
Expected dividend yield........................................       1.5%      1.32%      1.14%

    See Note 18 for more information related to accelerated vesting of PepsiCo stock options in connection with this offering.

                         THE PEPSI BOTTLING GROUP, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS --CONTINUED

               TABULAR DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA

NOTE 13--INCOME TAXES

    The details of the provision for income taxes are set forth below:

                                                                         1996       1997       1998
                                                                       ---------  ---------  ---------
Current:     Federal.................................................  $      65  $      31  $     (84)
             Foreign.................................................          6          3          4
             State...................................................         10          5        (13)
                                                                       ---------  ---------  ---------
                                                                              81         39        (93)
                                                                       ---------  ---------  ---------
Deferred:    Federal.................................................          7         17         45
             Foreign.................................................         --         (2)        (5)
             State...................................................          1          2          7
                                                                       ---------  ---------  ---------
                                                                               8         17         47
                                                                       ---------  ---------  ---------
                                                                       $      89  $      56  $     (46)
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------

                                                                          1996       1997       1998
                                                                        ---------  ---------  ---------
Income (loss) before income taxes:
  U.S.................................................................  $     213  $     177  $     116
  Foreign.............................................................        (75)       (62)      (308)
                                                                        ---------  ---------  ---------
                                                                        $     138  $     115  $    (192)
                                                                        ---------  ---------  ---------
                                                                        ---------  ---------  ---------

    A reconciliation of income taxes calculated at the U.S. federal tax statutory rate to PBG's provision for income taxes is set forth below:

                                                                           1996       1997       1998
                                                                         ---------  ---------  ---------
Income taxes computed at the U.S. federal statutory rate...............       35.0%      35.0%     (35.0)%
State income tax, net of federal tax benefit...........................        4.8        4.4         --
Effect of lower taxes on foreign results...............................       (0.2)      (9.5)     (12.2)
U.S. goodwill and other nondeductible expenses.........................       11.8       14.8        7.5
U.S. franchise rights..................................................       10.7         --      (24.0)
Russia impairment and other charges....................................         --         --       38.7
Other, net.............................................................        2.4        4.0        1.0
                                                                               ---        ---  ---------
Total effective income tax rate........................................       64.5%      48.7%     (24.0)%
                                                                               ---        ---  ---------
                                                                               ---        ---  ---------

                         THE PEPSI BOTTLING GROUP, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS --CONTINUED

               TABULAR DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA

The details of the 1997 and 1998 deferred tax liabilities (assets) are set forth below:

                                                                             1997       1998
                                                                           ---------  ---------
Intangible assets and property, plant and equipment......................  $   1,201  $   1,252
Other....................................................................         35        112
                                                                           ---------  ---------
Gross deferred tax liabilities...........................................      1,236      1,364
                                                                           ---------  ---------
Net operating loss carryforwards.........................................        (76)      (123)
Employee benefit obligations.............................................        (85)       (85)
Bad debts................................................................        (20)       (20)
Various liabilities and other............................................       (152)      (164)
                                                                           ---------  ---------
Gross deferred tax assets................................................       (333)      (392)
Deferred tax asset valuation allowance...................................         80        135
                                                                           ---------  ---------
Net deferred tax assets..................................................       (253)      (257)
                                                                           ---------  ---------
Net deferred tax liability...............................................  $     983  $   1,107
                                                                           ---------  ---------
                                                                           ---------  ---------
Included in:
Prepaid expenses, deferred income taxes and other current assets.........  $     (93) $     (95)
Deferred income taxes....................................................      1,076      1,202
                                                                           ---------  ---------
                                                                           $     983  $   1,107
                                                                           ---------  ---------
                                                                           ---------  ---------

    Valuation allowances, which reduce deferred tax assets to an amount that will more likely than not be realized, have increased by $47 million in 1996, decreased by $4 million in 1997 and increased by $55 million in 1998.

    Net operating loss carryforwards totaling $464 million at December 26, 1998, are available to reduce future taxes in Spain and Russia. Of these carryforwards, $8 million expire in 1999 and $456 million expire at various times between 2000 and 2005. A full valuation allowance has been established for these net operating loss carryforwards based upon PBG's projection that these losses will expire before they can be used.

NOTE 14--GEOGRAPHIC DATA

    PBG operates in one industry--carbonated soft drinks and other ready-to-drink beverages. PBG does business in 41 states and the District of Columbia in the U.S. Outside the U.S., PBG does business in eight Canadian provinces, Spain, Greece and Russia.

                                                                              NET SALES
                                                                   -------------------------------
                                                                     1996       1997       1998
                                                                   ---------  ---------  ---------
U.S..............................................................  $   5,476  $   5,584  $   5,886
Other countries..................................................      1,127      1,008      1,155
                                                                   ---------  ---------  ---------
                                                                   $   6,603  $   6,592  $   7,041
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

                         THE PEPSI BOTTLING GROUP, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS --CONTINUED

               TABULAR DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA

                                                                          LONG-LIVED ASSETS
                                                                   -------------------------------
                                                                     1996       1997       1998
                                                                   ---------  ---------  ---------
U.S..............................................................  $   4,792  $   4,918  $   5,024
Other countries..................................................        982        934        980
                                                                   ---------  ---------  ---------
                                                                   $   5,774  $   5,852  $   6,004
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

    Included in other assets on the Combined Balance Sheets are $32 million, $64 million and $1 million of investments in joint ventures at December 28, 1996, December 27, 1997 and December 26, 1998, respectively. PBG's equity loss in such joint ventures was $1 million, $12 million and $5 million in 1996, 1997 and 1998, respectively, which is included in selling, delivery and administrative expenses.

NOTE 15--TRANSACTIONS WITH PEPSICO

    PBG purchases concentrate from PepsiCo to be used in the production of carbonated soft drinks and other ready-to-drink beverages. PBG also produces or distributes other products and purchases finished goods and concentrate through various arrangements with PepsiCo or PepsiCo joint ventures. Such purchases are reflected in cost of sales.

    PepsiCo and PBG share a business objective of increasing availability and consumption of Pepsi-Cola beverages. Accordingly, PepsiCo provides PBG with various forms of marketing support to promote Pepsi-Cola beverages. This support covers a variety of initiatives, including marketplace support, marketing programs, capital equipment investment and shared media expense. PepsiCo and PBG each record their share of the cost of marketing programs in their financial statements. Based on the objective of the programs and initiatives, marketing support is recorded as an adjustment to net sales or a reduction of selling, delivery and administrative expense.

    PBG manufactures and distributes fountain products and provides fountain equipment service to PepsiCo customers in some territories in accordance with the Pepsi beverage agreements. PBG pays a royalty fee to PepsiCo for the AQUAFINA trademark.

    PepsiCo provides certain administrative support to PBG, including procurement of raw materials, transaction processing such as accounts payable and credit and collection, certain tax and treasury services and information technology maintenance and systems development. Beginning in 1998, a PepsiCo affiliate has provided casualty insurance to PBG. PBG also subleases its headquarters building from PepsiCo. These services are more fully described in the shared services agreement between the two companies.

    The Combined Statements of Operations include the following income (expense) amounts as a result of transactions with PepsiCo:

                                                                  1996       1997       1998
                                                                ---------  ---------  ---------
Net sales.....................................................  $     220  $     216  $     228
Cost of sales.................................................     (1,067)    (1,187)    (1,349)
Selling, delivery and administrative expenses.................        167        206        213

    There are no minimum fees or payments that PBG is required to make to PepsiCo, nor is PBG obligated to PepsiCo under any minimum purchase requirements. There are no conditions or requirements that could result in the repayment of any marketing support payments received by PBG from PepsiCo.

                         THE PEPSI BOTTLING GROUP, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS --CONTINUED

               TABULAR DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA

    The table below presents the activity in advances from PepsiCo. The amount of net income to or loss for each period is deemed to be payable to or receivable from PepsiCo and is included as an adjustment to the advances from PepsiCo.

                                                                     1996       1997       1998
                                                                   ---------  ---------  ---------
Balance at beginning of period...................................  $   1,251  $   1,162  $   1,403
Net income (loss)................................................         49         59       (146)
Amounts received to fund bottler acquisitions and investments in
  affiliates.....................................................         26         49        546
Insurance prepayment to a PepsiCo affiliate......................         --        165         --
Short-term borrowings and long-term debt.........................        (51)        98        (30)
Cash collections less trade disbursements, transferred to
  PepsiCo........................................................       (113)      (130)      (168)
                                                                   ---------  ---------  ---------
Balance at end of period.........................................  $   1,162  $   1,403  $   1,605
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------
Average balance during period....................................  $   1,513  $   1,371  $   1,651
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

NOTE 16--CONTINGENCIES

    PBG is subject to various claims and contingencies related to lawsuits, taxes, environmental and other matters arising out of the normal course of business. Management believes that the ultimate liability, if any, in excess of amounts already recognized arising from such claims or contingencies is not likely to have a material adverse effect on PBG's annual results of operations, financial condition, or liquidity.

NOTE 17--ACQUISITIONS

    During 1998, PBG acquired independent PepsiCo bottlers in the U.S., Canada and the remaining interest in its bottling joint venture in Russia for an aggregate cash purchase price of $546 million. The aggregate purchase price exceeded the fair value of the net assets acquired, including the resulting tax effect, by approximately $474 million which was recorded in intangible assets. Of this amount, $37 million related to PBG's Russian acquisition which was part of the fourth quarter 1998 unusual impairment and other charges. See Note 3. The following table presents the unaudited pro forma combined results of PBG and the acquisitions noted above as if they had occurred at the beginning of fiscal year 1997 and 1998. The pro forma information does not necessarily represent what the actual combined results would have been for these periods and is not intended to be indicative of future results.

                                                                                            UNAUDITED
                                                                                       --------------------

                                                                                         1997       1998
                                                                                       ---------  ---------
Net sales............................................................................  $   6,984  $   7,248
Net income (loss)....................................................................         50       (135)

NOTE 18--SUBSEQUENT EVENTS (UNAUDITED)

    Subject to the completion of the offering, substantially all non-vested PepsiCo stock options held by PBG employees will vest on a date determined by PepsiCo. As a result, PBG will incur a non-cash charge equal to the difference between the market price of PepsiCo capital stock and the exercise price

                         THE PEPSI BOTTLING GROUP, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS --CONTINUED

               TABULAR DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA

of these options at the vesting date. Based on a PepsiCo capital stock price of $39.50, the market price on February 23, 1999, the pre-tax and after-tax compensation charge would have been $70 million. Each $1.00 increase in the market price of PepsiCo capital stock would increase the pre-tax and after-tax compensation charge by $12 million.

    During 1999, PBG acquired and agreed to acquire certain U.S. and Russia territories from Whitman Corporation for an aggregate cash purchase price of $137 million. These acquisitions will be accounted for by the purchase method. The purchase prices have been preliminarily allocated to the estimated fair value of the assets acquired and liabilities assumed. Franchise rights, goodwill and other intangibles that will be recorded in connection with these acquisitions are $77 million and will be amortized over 40 years.

NOTE 19--REFINANCING

    PBG has obtained debt funding and will use substantially all of the proceeds to settle certain amounts due to PepsiCo prior to the offering. On February 9, 1999, Bottling Group, LLC issued $2.3 billion of debt. The debt, which is guaranteed by PepsiCo, is comprised of $1 billion of 5 3/8% notes due 2004 and $1.3 billion of 5 5/8% notes due 2009. In addition, on March 8, 1999, PBG issued $1 billion of 7% senior notes, due 2029, which are guaranteed by Bottling Group LLC.


    In addition, prior to the offering, PBG issued or assumed an aggregate $3.25 billion of short-term indebtedness. This indebtedness will be repaid using the proceeds of the long-term debt issued on March 8, 1999, the offering and, if necessary, available cash. The 1998 unaudited Pro Forma Condensed Combined Balance Sheet reflects these debt transactions prior to the receipt of the offering proceeds. $2,287 million of the proceeds of PBG's short-term indebtedness has been applied against advances from PepsiCo. The amounts applied exceeded the recorded amounts of advances from PepsiCo. The amounts applied exceeded the recorded amounts of advances from PepsiCo by $682 million as set forth in the accompanying unaudited Pro Forma Condensed Combined Balance Sheet because the amounts applied are based, in part, on the fair value of certain assets transferred to PBG in connection with the formation of PBG and Bottling LLC, which exceeded the book carrying value. The excess amount of proceeds applied to advances from PepsiCo will not be repaid and will be treated for financial reporting purposes as a reduction of additional paid-in capital.


NOTE 20--SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

    Our fiscal year ends on the last Saturday in December and generally consists of 52 weeks, though certain of our fiscal years will consist of 53 weeks. This last occurred in 1994 and will next occur in

                         THE PEPSI BOTTLING GROUP, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS --CONTINUED

               TABULAR DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA

2000. Fiscal years 1996, 1997 and 1998 consisted of 52 weeks. Each of the first three quarters of each fiscal year consists of 12 weeks and the fourth quarter consists of 16 weeks.

                                        FIRST       SECOND        THIRD       FOURTH     FISCAL YEAR ENDED
1997                                   QUARTER      QUARTER      QUARTER      QUARTER    DECEMBER 27, 1997
-----------------------------------  -----------  -----------  -----------  -----------  -----------------
Net sales..........................   $   1,306    $   1,585    $   1,786    $   1,915       $   6,592
Gross profit.......................         561          673          735          791           2,760
Operating income (loss)............          47          141          159          (12)            335
Net income (loss)..................          (3)          52           54          (44)             59

                                        FIRST       SECOND        THIRD       FOURTH     FISCAL YEAR ENDED
1998                                   QUARTER      QUARTER      QUARTER      QUARTER    DECEMBER 26, 1998
-----------------------------------  -----------  -----------  -----------  -----------  -----------------
Net sales..........................   $   1,340    $   1,686    $   1,963    $   2,052       $   7,041
Gross profit.......................         563          696          794          807           2,860
Operating income (loss)............          39          103          156         (243)(1)            55
Net income (loss)..................          (6)          22           45         (207)(2)          (146)

(1) Includes $222 million for unusual impairment and other charges. See Note 3 of the Combined Financial Statements.

(2) Includes a $46 million tax benefit as a result of reaching final agreement to settle a disputed claim with the Internal Revenue Service. See Notes 3 and 13 of the Combined Financial Statements.

                         THE PEPSI BOTTLING GROUP, INC.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

    The unaudited Pro Forma Condensed Combined Balance Sheet as of December 26, 1998 and the unaudited Pro Forma Condensed Combined Statement of Operations for the fiscal year ended December 26, 1998 have been prepared from the Combined Financial Statements presented elsewhere in this prospectus.

    In 1998, PBG acquired Pepsi-Cola Allied Bottlers, Inc., Gray Beverage Inc. and Pepsi International Bottlers, LLC for aggregate cash consideration of $546 million. During 1999 PBG acquired and has agreed to acquire certain U.S. and Russian territories from Whitman Corporation for an aggregate purchase price of $137 million.

    In connection with the formation of PBG and Bottling LLC, Bottling LLC incurred $2.3 billion of indebtedness through a sale of notes, which is unconditionally guaranteed by PepsiCo and is expected to remain outstanding after the offering. Also, on March 8, 1999, PBG incurred $1 billion of indebtedness through a sale of notes. Accordingly, PBG is expected to have $3.3 billion of long-term indebtedness outstanding after the offering and the application of the net proceeds of the offering.

    In addition, prior to the offering, PBG issued or assumed an aggregate of $3.25 billion of short-term indebtedness. This indebtedness will be repaid using the proceeds of the long-term debt issued by PBG on March 8, 1999, the offering and, if necessary, available cash.

    PBG and its primary operating subsidiary, Bottling LLC were formed in January 1999. In connection with the formation of PBG and Bottling LLC, PepsiCo contributed bottling businesses and assets used in the bottling businesses to PBG which will be held by Bottling LLC. As a result of the contribution of the assets, PBG will own 92.9% of Bottling LLC and PepsiCo will own the remaining 7.1%. Accordingly, the unaudited Pro Forma Condensed Combined Financial Statements reflect PepsiCo's 7.1% share of the combined net income (loss) and net assets of Bottling LLC as minority interest.

    The accompanying unaudited Pro Forma Condensed Combined Financial Statements of PBG as of and for the fiscal year ended December 26, 1998 give effect to the acquisitions of certain bottlers, the indebtedness described above, and, with respect to the Pro Forma Condensed Combined Balance Sheet, gives effect to the offering and the application of the estimated net proceeds therefrom and related transactions as described in the notes. For purposes of the Pro Forma Condensed Combined Statement of Operations, such transactions are assumed to have occurred on the first day of fiscal 1998. For purposes of the Pro Forma Condensed Combined Balance Sheet, the transactions are assumed to have occurred on December 26, 1998.

    Management believes that the assumptions used provide a reasonable basis for presenting the significant effects directly attributable to the acquisitions of certain bottlers, the indebtedness incurred, the offering and the application of the net proceeds therefrom. The unaudited Pro Forma Condensed Combined Financial Statements do not necessarily reflect what PBG's results of operations or financial position would have been had such transactions been completed as of the dates indicated nor does it give effect to any events other than those discussed in the notes to the unaudited Pro Forma Condensed Combined Financial Statements or to project the results of operations or financial position of PBG for any future period or date. These unaudited Pro Forma Condensed Combined Financial Statements should be read in conjunction with the Combined Financial Statements, "Use of Proceeds," and "Management's Discussion and Analysis of Results of Operations and Financial Condition," included elsewhere in this prospectus.

                         THE PEPSI BOTTLING GROUP, INC.

              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                 IN MILLIONS, EXCEPT PER SHARE DATA, UNAUDITED

                      FISCAL YEAR ENDED DECEMBER 26, 1998

                                                                                 PRO FORMA ADJUSTMENTS
                                                                --------------------------------------------------------
                                                                                                              PRO FORMA
                                                                              PRO FORMA                      AS FURTHER
                                                      ACTUAL     FINANCING   AS ADJUSTED   ACQUISITIONS(A)    ADJUSTED
                                                     ---------  -----------  -----------  -----------------  -----------
NET SALES..........................................  $   7,041   $      --    $   7,041       $     282       $   7,323
Cost of sales......................................      4,181          --        4,181             160           4,341
                                                     ---------         ---   -----------          -----      -----------
GROSS PROFIT.......................................      2,860          --        2,860             122           2,982
Selling, delivery and administrative expenses......      2,583          --        2,583             103           2,686
Unusual impairment and other charges...............        222          --          222              --             222
                                                     ---------         ---   -----------          -----      -----------
OPERATING INCOME...................................         55          --           55              19              74
Interest expense, net..............................        221         (20)(b)        201            --             201
Foreign currency loss..............................         26          --           26               1              27
                                                     ---------         ---   -----------          -----      -----------
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY
  INTEREST.........................................       (192)         20         (172)             18            (154)
Income tax expense (benefit).......................        (46)          8(c)        (38)             7(c)          (31)
                                                     ---------         ---   -----------          -----      -----------
NET INCOME (LOSS) BEFORE MINORITY INTEREST.........       (146)         12         (134)             11            (123)
Minority interest..................................         --           4(d)          4             (1)(d)           3
                                                     ---------         ---   -----------          -----      -----------
NET INCOME (LOSS)..................................  $    (146)  $      16    $    (130)      $      10       $    (120)
                                                     ---------         ---   -----------          -----      -----------
                                                     ---------         ---   -----------          -----      -----------
BASIC AND DILUTED NET LOSS PER SHARE (E)
Historical--based on 55 million shares
  outstanding......................................  $   (2.65)
                                                     ---------
                                                     ---------
Pro Forma--based on 155 million shares
  outstanding......................................                           $   (0.84)                      $   (0.77)
                                                                             -----------                     -----------
                                                                             -----------                     -----------

   See accompanying notes to unaudited Pro Forma Condensed Combined Financial
                                  Statements.

                         THE PEPSI BOTTLING GROUP, INC.

                   PRO FORMA CONDENSED COMBINED BALANCE SHEET

                             IN MILLIONS, UNAUDITED

                               DECEMBER 26, 1998

                                                                                          PRO FORMA                       PRO FORMA
                                                             PRO FORMA                   AS FURTHER                      AS FURTHER
                                 ACTUAL     FINANCING (A)   AS ADJUSTED   OFFERING (B)    ADJUSTED    ACQUISITIONS (C)    ADJUSTED
                                 ---------  -------------  -------------  -------------  -----------  -----------------  -----------
ASSETS
CURRENT ASSETS
Cash and cash equivalents......  $      36    $      --      $      36      $      --     $      36       $       2       $      38
Trade accounts receivable......        808           --            808             --           808               9             817
Other current assets...........        474           --            474             --           474               8             482
                                 ---------       ------         ------         ------    -----------          -----      -----------
TOTAL CURRENT ASSETS...........      1,318           --          1,318             --         1,318              19           1,337
Property, plant and equipment,
  net..........................      2,055           --          2,055             --         2,055              30           2,085
Intangible assets, net.........      3,806           --          3,806             --         3,806              77           3,883
Other assets...................        143           40            183             --           183               1             184
                                 ---------       ------         ------         ------    -----------          -----      -----------
TOTAL ASSETS...................  $   7,322    $      40      $   7,362      $      --     $   7,362       $     127       $   7,489
                                 ---------       ------         ------         ------    -----------          -----      -----------
                                 ---------       ------         ------         ------    -----------          -----      -----------

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and other
  current liabilities..........  $     881    $      --      $     881      $      --     $     881       $       8       $     889
Short-term borrowings..........        112        2,388          2,500         (2,500)           --              --              --
Other..........................         32           --             32             --            32              --              32
                                 ---------       ------         ------         ------    -----------          -----      -----------
TOTAL CURRENT LIABILITIES......      1,025        2,388          3,413         (2,500)          913               8             921
Allocation of PepsiCo long-term
  debt.........................      3,300       (3,300)            --             --            --              --              --
Long-term debt due to third
  parties......................         61        3,239          3,300             --         3,300              --           3,300
Other liabilities..............        367           --            367             --           367               1             368
Deferred income taxes..........      1,202           --          1,202             --         1,202              --           1,202
Advances from PepsiCo..........      1,605       (2,287)          (682)           682            --              --              --
Minority interest(d)...........         --           --             --            181           181              --             181
                                 ---------       ------         ------         ------    -----------          -----      -----------
TOTAL LIABILITIES..............      7,560           40          7,600         (1,637)        5,963               9           5,972
STOCKHOLDERS' EQUITY
Common stock...................         --           --             --              2             2              --               2
Additional paid in capital.....         --           --             --          1,635         1,635             118           1,753
Accumulated other comprehensive
  loss.........................       (238)          --           (238)            --          (238)             --            (238)
                                 ---------       ------         ------         ------    -----------          -----      -----------
TOTAL STOCKHOLDERS' EQUITY
  (DEFICIT)....................       (238)          --           (238)         1,637         1,399             118           1,517
                                 ---------       ------         ------         ------    -----------          -----      -----------
TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY.........  $   7,322    $      40      $   7,362      $      --     $   7,362       $     127       $   7,489
                                 ---------       ------         ------         ------    -----------          -----      -----------
                                 ---------       ------         ------         ------    -----------          -----      -----------

   See accompanying notes to unaudited Pro Forma Condensed Combined Financial
                                  Statements.

                         THE PEPSI BOTTLING GROUP, INC.

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(1) PRO FORMA ADJUSTMENTS FOR THE CONDENSED COMBINED STATEMENT OF OPERATIONS

    (a) Reflects the impact of certain 1998 and completed and expected 1999 acquisitions of bottlers, for aggregate cash consideration of $683 million. The acquisitions have been accounted for using the purchase method. These acquisitions do not reflect any adjustments for marketplace support PBG may receive for these territories.

    (b) Reflects a reduction in interest of $24 million resulting from the net effect of eliminating the PepsiCo interest expense allocation and recording interest expense based on the actual weighted average interest rate of 6.0% on $3.3 billion of external debt issued. Pro forma interest expense also includes $4.0 millon of amortization of deferred financing costs related to the issuance of the $3.3 billion of external debt.

    (c) Reflects the estimated tax impact of the pro forma adjustments using an effective tax rate of 38.9%.

    (d) In connection with the formation of PBG and Bottling LLC, PepsiCo contributed bottling businesses and assets used in the bottling businesses to PBG which will be held by Bottling LLC. As a result of the contribution of the assets, PBG will own 92.9% of Bottling LLC and PepsiCo will own the remaining 7.1%. Accordingly, the unaudited Pro Forma Statement of Operations reflects PepsiCo's share of the combined net loss of Bottling LLC as minority interest.

    (e) Reflects the sale of 100 million shares of common stock in the offering.

(2) PRO FORMA ADJUSTMENTS FOR THE CONDENSED COMBINED BALANCE SHEET

    (a) Reflects the $3.3 billion of combined external debt and $40 million of deferred financing costs PBG incurred prior to the offering to settle certain amounts due to PepsiCo. This debt is made up of the following:

        - $1 billion, 5 3/8% notes due 2004 and $1.3 billion, 5 5/8% notes due 2009 both issued on February 9, 1999 by Bottling LLC.

        - $1 billion, 7% notes due 2029, issued on March 8, 1999.

       In addition, prior to the offering, PBG issued or assumed an aggregate of $3.25 billion of short-term indebtedness. This indebtedness will be repaid using the proceeds of the long-term debt issued by PBG on March 8, 1999 and the offering and, if necessary, available cash.

    (b) Reflects the estimated net proceeds from issuance of 100 million shares of PBG common stock from this offering. $2,287 million of the proceeds of PBG's short-term indebtedness has been applied against advances from PepsiCo. The amounts applied exceeded the recorded amounts of advances from PepsiCo by $682 million because the amounts applied are based, in part, on the fair value of certain assets transferred to PBG in connection with the formation of PBG and Bottling LLC, which exceeded the book carrying value. The excess amount of proceeds applied to advances from PepsiCo is treated for financial reporting purposes as a reduction of additional paid-in capital.

    (c) Reflects the net assets acquired and expected to be acquired in 1999 including resulting goodwill of $77 million from acquisitions of certain U.S. and Russian territories from Whitman Corporation for cash consideration of $137 million. Goodwill will be amortized over 40 years.

                         THE PEPSI BOTTLING GROUP, INC.

    (d) In connection with the formation of PBG and Bottling LLC, PepsiCo contributed bottling businesses and assets used in the bottling business to PBG which will be held by Bottling LLC. As a result of the contribution of the assets, PBG will own 92.9% of Bottling LLC and PepsiCo will own the remaining 7.1%. Accordingly, the unaudited Pro Forma Combined Balance Sheet reflects PepsiCo's share of the combined net assets of Bottling LLC as minority interest.

(3) INCREMENTAL CORPORATE OVERHEAD COSTS

   PBG expects to change from a non-compensatory, broad-based stock option program to an alternative program. Since this alternative program has not been finalized or approved by the board of directors, this charge is not reflected in the Pro Forma Condensed Combined Statement of Operations. Management anticipates that the new plan could cost up to an additional $12 million per year.

(4) NON-CASH COMPENSATION CHARGE

   Subject to the completion of the offering, substantially all non-vested
    PepsiCo options held by PBG employees will vest. As a result, PBG will incur a non-cash charge equal to the difference between the market price of PepsiCo capital stock and the exercise price of these options at the vesting date. Based on a PepsiCo capital stock price of $39.50, the market price on February 23, 1999, the pre-tax and after tax compensation charge would have been $70 million. Each $1.00 increase in the market price of PepsiCo capital stock would increase the pre-tax and after-tax compensation charge by $12 million. Since this charge would be a one-time event, the charge is not reflected in the Pro Forma Condensed Combined Statement of Operations.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    Through and including       , 1999 (the 25(th) day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               100,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                               ------------------

                                   PROSPECTUS

                               ------------------

MERRILL LYNCH & CO.                                   MORGAN STANLEY DEAN WITTER

                            BEAR, STEARNS & CO. INC.
                           CREDIT SUISSE FIRST BOSTON
                              GOLDMAN, SACHS & CO.
                                LEHMAN BROTHERS
                     NATIONSBANC MONTGOMERY SECURITIES LLC
                              SALOMON SMITH BARNEY
                        SANFORD C. BERNSTEIN & CO., INC.
                              SCHRODER & CO. INC.

                                        , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

                                                                                                      AMOUNT TO BE
                                                                                                          PAID
                                                                                                      ------------
Registration fee....................................................................................  $    831,220
NASD filing fee.....................................................................................        30,500
New York Stock Exchange listing fee.................................................................       700,000
Transfer agent's fees...............................................................................        50,000
Printing and engraving expenses.....................................................................       885,000
Legal fees and expenses.............................................................................       700,000
Accounting fees and expenses........................................................................     3,250,000
Blue Sky fees and expenses..........................................................................         5,000
Miscellaneous.......................................................................................     1,048,280
                                                                                                      ------------
      Total.........................................................................................  $  7,500,000
                                                                                                      ------------
                                                                                                      ------------

    Each of the amounts set forth above, other than the Registration fee and the NASD filing fee, is an estimate.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Article Eighth of the Registrant's certificate of incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

    Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant's Certificate of Incorporation provides for such limitation of liability.

    The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

    The proposed forms of Underwriting Agreement filed as Exhibit 1 to this Registration Statement provide for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    Since January 1, 1996, the Registrant has sold the following securities without registration under the Securities Act of 1933:

    None

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) The following exhibits are filed as part of this Registration Statement:


  EXHIBIT
  NUMBER     DESCRIPTION
-----------  ------------------------------------------------------------------------------------
       1     Form of Underwriting Agreement+
       3.1   Certificate of Incorporation+
       3.2   Bylaws+
       3.3   Amendments to Certificate of Incorporation+
       4     Form of common stock certificate+
       5     Opinion of Davis Polk & Wardwell+
      10.1   Form of Master Bottling Agreement+
      10.2   Form of the Master Fountain Syrup Agreement+
      10.3   Form of Non-Cola Bottling Agreement+
      10.4   Form of Separation Agreement+
      10.5   Form of Shared Services Agreement+
      10.6   Form of Tax Separation Agreement+
      10.7   Form of Employee Programs Agreement+
      10.8   Form of Registration Rights Agreement+
      10.9   Indenture dated as of February 8, 1999 among Pepsi Bottling Holdings, Inc., PepsiCo,
             Inc. and The Chase Manhattan Bank, as trustee, relating to $1,000,000,000 5 3/8%
             Senior Notes due 2004 and $1,300,000,000 5 5/8% Senior Notes due 2009+
      10.10  First Supplemental Indenture dated as of February 8, 1999 among Pepsi Bottling
             Holdings, Inc., Bottling Group, LLC, PepsiCo, Inc. and The Chase Manhattan Bank, as
             trustee, supplementing the Indenture dated as of February 8, 1999 among Pepsi
             Bottling Holdings, Inc., PepsiCo, Inc. and The Chase Manhattan Bank, as trustee+
      10.11  Indenture dated as of February 25, 1999 between PepsiCo, Inc. and The Chase
             Manhattan Bank, as trustee, relating to $750,000,000 Series A Senior Notes due 2000+
      10.12  First Supplemental Indenture dated as of February 26, 1999 among The Pepsi Bottling
             Group, Inc., Bottling Group, LLC, PepsiCo, Inc. and The Chase Manhattan Bank, as
             trustee, supplementing the Indenture dated as of February 25, 1999 between PepsiCo,
             Inc. and The Chase Manhattan Bank, as trustee+
      10.13  Indenture dated as of March 5, 1999 among The Pepsi Bottling Group, Inc., Bottling
             Group, LLC and The Chase Manhattan Bank, as trustee, relating to $2,500,000,000
             Series B Senior Notes due 2000+

  EXHIBIT
  NUMBER     DESCRIPTION
-----------  ------------------------------------------------------------------------------------
      10.14  Indenture dated as of March 8, 1999 among The Pepsi Bottling Group, Inc., Bottling
             Group, LLC and The Chase Manhattan Bank, as trustee, relating to $1,000,000,000 7%
             Senior Notes due 2029+
      21     Subsidiaries of the Registrant+
      23.1   Consent of KPMG LLP
      23.2   Consent of Davis Polk & Wardwell (included in Exhibit 5)+
      23.3   Consent of Linda G. Alvarado+
      23.4   Consent of Barry H. Beracha+
      23.5   Consent of Thomas H. Kean+
      23.6   Consent of Thomas W. Jones+
      23.7   Consent of Susan Kronick+
      23.8   Consent of Robert F. Sharpe, Jr.+
      23.9   Consent of Karl M. von der Heyden+
      24     Power of Attorney+
      27     Financial Data Schedule+


------------------------

+   Previously filed.

    (b) The following financial statement schedule is filed as part of this Registration Statement:

    Schedule II--Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS.

    The undersigned hereby undertakes:

    (a) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (c) The undersigned Registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Purchase, New York, on the 29th day of March, 1999.


                                THE PEPSI BOTTLING GROUP, INC.

                                By:  /s/ PAMELA C. MCGUIRE
                                     -----------------------------------------
                                     Pamela C. McGuire
                                     Senior Vice President, General Counsel and
                                     Secretary


    Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 4 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



          SIGNATURES                      TITLE                    DATE
------------------------------  --------------------------  -------------------

              *
------------------------------  Principal Executive           March 29, 1999
      Craig E. Weatherup          Officer and Director

              *
------------------------------  Principal Financial           March 29, 1999
        John T. Cahill            Officer and Director

              *
------------------------------  Controller and Principal      March 29, 1999
      Peter A. Bridgman           Accounting Officer


*By:    /s/ PAMELA C. MCGUIRE
      -------------------------
          Pamela C. McGuire
          ATTORNEY-IN-FACT

                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
                         THE PEPSI BOTTLING GROUP, INC.
                                  IN MILLIONS

                                                                  ADDITIONS
                                      BALANCE      ----------------------------------------
                                        AT            CHARGED TO                                                  BALANCE
                                     BEGINNING         COSTS AND           CHARGED TO                            AT END OF
          DESCRIPTION                OF PERIOD         EXPENSES          OTHER ACCOUNTS        DEDUCTIONS         PERIOD
--------------------------------  ---------------  -----------------  ---------------------  ---------------  ---------------
FISCAL YEAR ENDED:

DECEMBER 28, 1996
  Allowance for losses on trade
    accounts receivable.........     $      65         $       8            $    4 (a)          $   12 (b)       $      65

DECEMBER 27, 1997
  Allowance for losses on trade
    accounts receivable.........     $      65         $       6            $    2 (a)          $   28 (b)       $      45

DECEMBER 26, 1998
  Allowance for losses on trade
    accounts receivable.........     $      45         $      13            $      --           $   12 (b)       $      46

------------------------

(a) Represents recoveries of amounts previously written off.

(b) Charge off of uncollectible accounts.

                                 EXHIBIT INDEX


  EXHIBIT
  NUMBER                                     DESCRIPTION                                      SEQUENTIALLY NUMBERED PAGE
-----------  ----------------------------------------------------------------------------  ---------------------------------

         1   Form of Underwriting Agreement+.............................................

       3.1   Certificate of Incorporation+...............................................

       3.2   Bylaws+.....................................................................

       3.3   Amendments to Certificate of Incorporation+.................................

         4   Form of common stock certificate+...........................................

         5   Opinion of Davis Polk & Wardwell+...........................................

      10.1   Form of Master Bottling Agreement+..........................................

      10.2   Form of the Master Fountain Syrup Agreement+................................

      10.3   Form of Non-Cola Bottling Agreement+........................................

      10.4   Form of Separation Agreement+...............................................

      10.5   Form of Shared Services Agreement+..........................................

      10.6   Form of Tax Separation Agreement+...........................................

      10.7   Form of Employee Programs Agreement+........................................

      10.8   Form of Registration Rights Agreement+......................................

      10.9   Indenture dated as of February 8, 1999 among Pepsi Bottling Holdings, Inc.,
             PepsiCo, Inc. and The Chase Manhattan Bank, as trustee, relating to
             $1,000,000,000 5 3/8% Senior Notes due 2004 and $1,300,000,000 5 5/8% Senior
             Notes due 2009+.............................................................

     10.10   First Supplemental Indenture dated as of February 8, 1999 among Pepsi
             Bottling Holding, Inc., Bottling Group, LLC, PepsiCo, Inc. and The Chase
             Manhattan Bank, as trustee, supplementing the Indenture dated as of February
             8, 1999 among Pepsi Bottling Holdings, Inc., PepsiCo, Inc. and The Chase
             Manhattan Bank, as trustee+.................................................

     10.11   Indenture dated as of February 25, 1999 between PepsiCo, Inc. and The Chase
             Manhattan Bank, as trustee, relating to $750,000,000 Series A Senior Notes due 2000+...................................................................

     10.12   First Supplemental Indenture dated as of February 26, 1999 among The Pepsi
             Bottling Group, Inc., Bottling Group, LLC, PepsiCo, Inc. and The Chase
             Manhattan Bank, as trustee, supplementing the Indenture dated as of February
             25, 1999 between PepsiCo, Inc. and The Chase Manhattan Bank, as trustee+....

     10.13   Indenture dated as of March 5, 1999 among The Pepsi Bottling Group, Inc.,
             Bottling Group, LLC and The Chase Manhattan Bank, as trustee, relating to
             $2,500,000,000 Series B Senior Notes due 2000+ .............................

     10.14   Indenture dated as of March 8, 1999 among The Pepsi Bottling Group, Inc.,
             Bottling Group, LLC and The Chase Manhattan Bank, as trustee, relating to
             $1,000,000,000 7% Senior Notes due 2029+....................................

  EXHIBIT
  NUMBER                                     DESCRIPTION                                      SEQUENTIALLY NUMBERED PAGE
-----------  ----------------------------------------------------------------------------  ---------------------------------
        21   Subsidiaries of the Registrant+.............................................

      23.1   Consent of KPMG LLP.........................................................

      23.2   Consent of Davis Polk & Wardwell (included in Exhibit 5)+...................

      23.3   Consent of Linda G. Alvarado+...............................................

      23.4   Consent of Barry H. Beracha+................................................

      23.5   Consent of Thomas H. Kean+..................................................

      23.6   Consent of Thomas W. Jones+.................................................

      23.7   Consent of Susan Kronick+...................................................

      23.8   Consent of Robert F. Sharpe, Jr.+...........................................

      23.9   Consent of Karl M. von der Heyden+..........................................

        24   Power of Attorney+..........................................................

        27   Financial Data Schedule+....................................................


------------------------

+   Previously filed.